                                                      Pursuant to Rule 424(b)(4)
                                                      Registration No. 333-90935

                                3,500,000 Shares

                         [LOGO OF NET IQ APPEARS HERE]

                                  Common Stock

                                 ------------

  This is a public offering of 3,500,000 shares of common stock of NetIQ Corporation. Of the shares being sold, NetIQ is selling 1,500,000 shares and the selling stockholders identified in this prospectus are selling 2,000,000 shares. NetIQ will not receive any of the proceeds from the sale of the shares by the selling stockholders.

  Our common stock is quoted on the Nasdaq National Market under the symbol NTIQ. On December 9, 1999, the last reported sale price of our common stock was $53.50 per share.

  The underwriters have an option to purchase a maximum of 525,000 additional shares from NetIQ to cover over-allotments of shares.

  Investing in our common stock involves risks. See "Risk Factors" on page 5.

                                                         Underwriting
                                                          Discounts               Proceeds to
                                              Price to       and       Proceeds   the Selling
                                               Public    Commissions   to NetIQ   Stockholders
                                            ------------ ------------ ----------- ------------
Per Share..................................    $53.50       $2.81       $50.69       $50.69
Total...................................... $187,250,000  $9,835,000  $76,035,000 $101,380,000

   Delivery of the shares of common stock will be made on or about December 15, 1999.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston

              Hambrecht & Quist

                          Robertson Stephens

                                       SoundView Technology Group

                                                          C.E. Unterberg, Towbin

                   This prospectus is dated December 9, 1999.

                                 ------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   5
Forward-Looking Statements...............................................  15
Use of Proceeds..........................................................  16
Price Range of Common Stock..............................................  16
Dividend Policy..........................................................  16
Capitalization...........................................................  17
Selected Consolidated Financial Data.....................................  18
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  19
Business.................................................................  31
Management...............................................................  45

                                                                            Page
                                                                            ----
Certain Transactions.......................................................  55
Principal and Selling Stockholders.........................................  57
Description of Capital Stock...............................................  60
Shares Eligible for Future Sale............................................  63
Underwriting...............................................................  64
Notice to Canadian Residents...............................................  66
Legal Matters..............................................................  67
Experts....................................................................  67
Where To Find Other NetIQ Documents........................................  67
Index to Consolidated Financial Statements................................. F-1

                               ----------------

  You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may be used only where it is legal to sell these securities. The information in this prospectus is accurate only as of the date of this document.

[Inside gatefold: Descriptive text accompanying graphic depiction of computer console screen, computers and servers.

Applications Management Optimizing Performance and Availability for Highly Complex Windows NT Environments

 .    Centrally manages the performance of distributed Windows NT-based systems and applications

 .    Helps ensure the availability of systems and applications through automated problem detection and correction

 .    Designed specifically for the Windows NT environment

 .    Integrates with leading systems management frameworks

NetIQ's Comprehensive Approach

NetIQ believes that the combination of AppManager's comprehensive functionality together with its use of familiar and native Microsoft technology and standards provides a superior solution for managing systems and applications in distributed Windows NT environments.

Comprehensive and Easy to Use

The NetIQ AppManager Suite provides a consolidated view of a business' entire Windows NT environment from a central, easy-to-use console.

Scalable and Reliable

The NetIQ AppManager Suite is highly reliable and scales easily to accommodate a business' rapid growth in the number of windows NT-based servers and applications.

Extensible and Interoperable

The NetIQ AppManager Suite can be easily extended to monitor a business' custom applications without having to learn proprietary languages. And IT personnel can easily integrate the NetIQ AppManager Suite with network and systems management frameworks right "out-of-the-box."]

                               PROSPECTUS SUMMARY

  This summary highlights information contained elsewhere in this prospectus. You should read this entire prospectus carefully.

                               NetIQ Corporation

  We provide eBusiness infrastructure management software that enables businesses to optimize the performance and availability of their Windows NT-based systems and applications. In addition, we have released software products that support existing preliminary versions of Windows 2000-based systems and applications and plan to release software products to support the commercially released version of Windows 2000 when it becomes available.

  As businesses increasingly use the Internet for eBusiness, or the electronic conduct of business with partners as well as with customers, many of these businesses are relying upon Windows NT-based systems and applications for critical business functions. Electronic messaging, or e-mail, which provides an increasingly important means of communication between businesses and their partners, customers and employees, is an example of a critical business application that many companies are deploying on the Windows NT operating system. According to International Data Corporation, a leading information technology research firm, in 1998 43% of all e-mail server software was deployed on the Windows NT operating system, and this percentage is expected to reach 65% by 2001. In addition to e-mail, businesses are increasingly using Windows NT servers to run their Internet sites and to support electronic commerce initiatives. Forrester Research, another leading technology research firm, estimates that by the year 2000 60% of large businesses will run their web servers on Windows NT.

  Because of the critical importance of e-mail and web servers in an eBusiness infrastructure--for example, the Gartner Group, another leading information technology research firm, estimates that by 2001 businesses will receive 25% of all inquiries via e-mail and the Internet--these systems require high performance and availability standards, including around-the-clock uptime. Our eBusiness infrastructure management software, which is called the NetIQ AppManager Suite, enables businesses to centrally manage the performance and helps ensure the availability of their Windows NT-based e-mail and web servers. In addition to managing e-mail and web servers, AppManager also manages database applications such as Oracle and SAP R/3, hardware management tools and the underlying Windows NT and, with its anticipated commercial release, Windows 2000 operating systems. By helping ensure the availability of a wide range of Windows NT-based systems and applications through automated monitoring, correction and reporting features, AppManager helps lower the total cost of ownership of businesses' Windows NT-based eBusiness infrastructure.

  Our products are used by businesses in a wide variety of industries and computing environments. As of the date of this prospectus, we license our AppManager products to more than 550 customers, including ALCOA, Arthur Andersen & Co., AT&T, Boeing Shared Services Group, Charles Schwab & Co., Countrywide Home Loans, Dell Computer, General Electric, Georgia-Pacific, Glaxo Wellcome, Merck & Co., Microsoft, Nabisco, NationsBank, Nordstrom Information Systems, Pfizer, Shell Services International, Southern Company Services, the Department of Veterans Affairs and Wells Fargo Bank N.A. We have established development and/or marketing relationships with Citrix, Compaq, Computer Associates, Dell Computer, Hewlett-Packard, IBM, including both its Lotus and Tivoli subsidiaries, Microsoft and Oracle.

  We were incorporated in California in June 1995 and reincorporated in Delaware in July 1999. Our revenue has increased from $0.4 million in fiscal 1997 to $7.1 million in fiscal 1998 and to $21.6 million in fiscal 1999 and from $4.1 million in the three months ended September 30, 1998 to $7.6 million in the three months ended September 30, 1999. We incurred net losses of $3.1 million in fiscal 1998 and $1.6 million in fiscal 1999, and while we reported net income of $472,000 for the three months ended September 30, 1999, at September 30, 1999 we had an accumulated deficit of $7.5 million.

  Our principal executive offices are located at 5410 Betsy Ross Drive, Santa Clara, California 95054, and our telephone number is (408) 330-7000. Our Web address is www.netiq.com. Information contained on our Web site does not constitute part of this prospectus.

                                  -----------
  NetIQ, AppManager, Knowledge Scripts and Work Smarter are registered United States trademarks of NetIQ. NetIQ Partner Network and the NetIQ logo are also trademarks of NetIQ. This prospectus also contains trademarks and tradenames of other companies.

                                  The Offering

 Common stock offered by NetIQ.....................  1,500,000 shares
 Common stock offered by the selling stockholders..  2,000,000 shares
 Common stock to be outstanding after this
  offering......................................... 16,886,238 shares
 Use of proceeds to NetIQ.......................... For general corporate purposes
 Nasdaq National Market symbol..................... NTIQ

  Except as otherwise indicated, all references to the number of outstanding shares of common stock are based on shares outstanding as of September 30, 1999 and assume no exercise of the underwriters' over-allotment option.

  Please see "Capitalization" on page 17 of this prospectus for a more complete discussion regarding the outstanding shares of common stock, securities to purchase common stock and other related matters.

                   Summary Consolidated Financial Information

  The as adjusted consolidated balance sheet data summarized below reflects the application of the net proceeds from the sale of the 1,500,000 shares of common stock offered by NetIQ at the public offering price of $53.50 and after deducting the underwriting discounts and commissions and estimated offering expenses.

                                                                 Three Months
                                                                     Ended
                                   Year Ended June 30,           September 30,
                             ----------------------------------  --------------
                              1996     1997     1998     1999     1998    1999
                             -------  -------  -------  -------  ------  ------
                                 (in thousands, except per share data)
Consolidated Statement of
 Operations Data:
 Revenue.................... $    --  $   388  $ 7,070  $21,569  $4,090  $7,586
 Gross profit...............      --      333    6,428   19,554   3,827   7,011
 Income (loss) from
  operations................  (1,006)  (2,397)  (3,373)  (1,750)    (69)    246
 Net income (loss)..........    (909)  (2,281)  (3,111)  (1,642)    (50)    472
 Basic net income (loss) per
  share..................... $ (1.55) $ (1.62) $ (1.34) $ (0.47) $(0.02) $ 0.04
 Shares used to compute
  basic net income (loss)
  per share.................     587    1,411    2,325    3,476   3,070  11,696
 Diluted net income (loss)
  per share................. $ (1.55) $ (1.62) $ (1.34) $ (0.47) $(0.02) $ 0.03
 Shares used to compute
  diluted net income (loss)
  per share.................     587    1,411    2,325    3,476   3,070  15,785

                                                             September 30, 1999
                                                             -------------------
                                                             Actual  As Adjusted
                                                             ------- -----------
                                                               (in thousands)
Consolidated Balance Sheet Data:
 Cash and cash equivalents.................................. $52,281  $127,868
 Working capital............................................  48,784   124,371
 Total assets...............................................  59,408   134,995
 Total stockholders' equity.................................  50,578   126,165

                                  RISK FACTORS

  You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock. Investing in our common stock involves a high degree of risk. Any of the following risks could materially adversely affect our business, operating results and financial condition and could result in a complete loss of your investment.

Our revenue may not continue to grow at the same rate in the future as it has in the past.

  Although our revenue has grown substantially in recent quarters, we do not expect our revenue to grow at such a rapid rate in the future, and our revenue could in fact decline. Our total revenue has grown from $0.4 million in fiscal 1997 to $7.1 million in fiscal 1998 to $21.6 million in fiscal 1999 and from $4.1 million in the three months ended September 30, 1998 to $7.6 million in the three months ended September 30, 1999. This growth rate reflects the relatively recent introduction of our AppManager product suite in the U.S. and abroad. As our business matures, it is unlikely that our revenue will continue to grow at the same rapid pace as it has since we introduced AppManager in 1997. If our revenue does not increase at or above the rate analysts expect, the trading price for our common stock may decline. We believe that our future growth rates will depend on our ability to expand our penetration of our existing markets, which will require significant expenses that we may not have sufficient resources to undertake.

We have a history of losses, we expect to incur losses in the future and we may not become profitable.

  We were founded in June 1995, and our limited operating history makes it difficult to forecast our future operating results. Except for the quarter ended September 30, 1999, we have not been profitable in any quarter since inception, and we incurred net losses of $0.9 million for the period from inception through June 30, 1996, $2.3 million for fiscal 1997, $3.1 million for fiscal 1998 and $1.6 million for the fiscal 1999. As of September 30, 1999, we had an accumulated deficit of $7.5 million. We expect to achieve limited profitability and may incur net losses in the near future and possibly longer. We anticipate that our expenses will increase substantially in the foreseeable future as we continue to develop our technology, expand our distribution channels and increase our sales and marketing activities. These efforts may prove more expensive than we currently anticipate and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. If we fail to increase our revenues to keep pace with our expenses, we could incur losses. We cannot be certain that we will sustain or increase our profitability on a quarterly or annual basis. For more detailed information regarding our operating results and financial condition, please see "Selected Consolidated Financial Data" on page 18 of this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 19 of this prospectus.

Unanticipated fluctuations in our quarterly operating results due to such factors as change in the demand for AppManager and changes in the market for Windows NT, Windows 2000 and related products could affect our stock price.

  We believe that quarter-to-quarter comparisons of our financial results are not necessarily meaningful indicators of our future operating results, and you should not rely on them as an indication of our future performance. If our quarterly operating results fail to meet the expectations of analysts, the trading price of our common stock could be negatively affected. Our quarterly operating results have varied substantially in the past and may vary substantially in the future depending upon a number of factors described below and elsewhere in this "Risk Factors" section of the prospectus, including many that are beyond our control. These factors include:

  . Changes in demand for AppManager or for applications management software solutions generally, including any changes in customer purchasing patterns relating to year 2000 concerns
  . Changes in demand for Windows NT and Windows 2000-based systems and applications
  . Increased competition in general and any changes in our pricing policies that may result from increased competitive pressures

  . Varying budgeting cycles of our customers and potential customers
  . Varying size, timing and contractual terms of enterprise-wide orders for our products
  . Our ability to develop and introduce on a timely basis new or enhanced versions of our products
  . Potential downturns in our customers' businesses, in the domestic or international economies
  . Changes in the mix of revenue attributable to domestic and international sales
  . Software defects and other product quality problems
  . Changes in the mix of revenue attributable to higher-margin software license revenue as opposed to substantially lower-margin service revenue

New product introductions and pricing strategies by our competitors could adversely affect our ability to sell our products or could result in pressure to price our products in a manner that reduces our margins.

  We may not be able to compete successfully against our competitors and this could impair our ability to sell our products. The market for applications management software to help optimize the performance availability of Windows NT-based systems and applications is new, rapidly evolving and highly competitive, and we expect competition in this market to persist and intensify. New products for this market are frequently introduced and existing products are continually enhanced. Competition may also result in changes in pricing policies by us or our competitors which could hurt our ability to sell our products and could adversely affect our profits. Many of our current competitors have greater financial, technical, marketing, professional services and other resources than we do. For example, the annual revenue of each of our major competitors, including IBM, Computer Associates and BMC, approximates or exceeds $1 billion. As a result, they may be able to respond more quickly to new or emerging technologies and changes in customer requirements. They may also be able to devote greater resources to the development, promotion and sale of their products than we can. Many of these companies have an extensive customer base and broad customer relationships, including relationships with many of our current and potential customers. If we are unable to respond as quickly or effectively to changes in customer requirements as our competition, our ability to grow our business and sell our products will be negatively affected. The market for Windows 2000-based systems and application is just emerging and is rapidly evolving and highly competitive, and we will face many of the same risks described above with respect to the Windows NT-based market in the Windows 2000-based market.

  For a further description of the competitive pressures we face, see "Business--Competition" on page 43 of this prospectus.

New competitors could emerge and this could impair our ability to grow our business and sell our products.

  We may face competition in the future from established companies who have not previously entered the market for applications management software for optimizing the performance and availability of Windows NT and Windows 2000-based systems and applications as well as from emerging companies. Barriers to entry in the software market are relatively low. Established companies may not only develop their own Windows NT and Windows 2000-based applications management solutions, but they may also acquire or establish cooperative relationships with our current competitors. It is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. If those future competitors are successful, we are likely to lose market share and our revenue would likely decline.

  We may face competition from Microsoft in the future. Microsoft may enter the market for managing the performance and availability of Windows NT-based systems and applications in the future. This could materially adversely affect our competitive position and hurt our ability to sell our products. As part of its competitive strategy, Microsoft could bundle applications management software with its Windows NT and Windows 2000 operating system software, which could discourage potential customers from purchasing our products. Even if the standard features of future Microsoft operating system software were more limited than those of our AppManager products, a significant number of customers or potential customers might elect to accept more limited functionality in lieu of purchasing additional software. Moreover, competitive pressures resulting from this type of bundling could lead to price reductions for our products which would reduce our profit margins.

  Potential third party competition may create bundling or compatibility issues and adversely affect our ability to sell our products. In addition to Microsoft, other potential competitors may bundle their products or incorporate applications management software for optimizing the performance availability of Windows NT and Windows 2000-based systems and applications into existing products, including for promotional purposes. In addition, our ability to sell our products will depend, in part, on the compatibility of our products with other third party products, such as messaging, Internet and database applications. Some of these third party software developers may change their products so that they will no longer be compatible with our products. If our competitors bundled their products in this manner or made their products incompatible with ours, this could materially adversely affect our ability to sell our products and could lead to price reductions for our products which could reduce our profit margins. Please see "Business--Competition" on page 43 of this prospectus for a further discussion on the possible competitive pressures we may face in the future.

We will need to expand our distribution channels in order to develop our business and increase revenue.

  Our ability to sell our products in new markets and to increase our share of existing markets will be impaired if we fail to significantly expand our distribution channels. Our sales strategy requires that we establish multiple indirect marketing channels in the United States and internationally through value added resellers, systems integrators and distributors and original equipment manufacturers, and that we increase the number of customers licensing our products through these channels. Moreover, our channel partners must market our products effectively and be qualified to provide timely and cost-effective customer support and service. If they are unable to do so, this could harm our ability to increase revenue.

We will need to expand our relationship with Tech Data and develop relationships with other distributors to increase sales of our products.

  Our domestic resellers order our products through Tech Data Corporation, which is currently our sole U.S. distributor. We intend to add additional U.S. and international distributors, but may not be able to do so and may not be able to maintain our existing relationship with Tech Data. Sales of our AppManager products through Tech Data accounted for approximately $1,163,000, or 6%, of software license revenue for fiscal 1999 and $820,000, or 13%, of software license revenue for the three months ended September 30, 1999. Our agreement with Tech Data is for successive one-year terms that expire each June, but is subject to automatic one year renewals unless either party provides a termination notice prior to the renewal date. Either party to the distribution agreement may terminate the contract upon 30 days written notice to the other party. Our current agreement with Tech Data does not prevent Tech Data from selling products of other companies, including those of our competitors, and does not require that Tech Data purchase minimum quantities of our products. Tech Data and any of our future distributors could give higher priority to the products of other companies than they give to our products. As a result, any significant reduction in sales volume through any of our current or future distribution partners could lower our revenue. In addition, sales through these channels generally have lower costs than direct sales and any significant decrease in sales through these channels could also lower our gross margins. Furthermore, our relationships with our distribution partners may not generate enough revenue to offset the significant resources used to develop these channels.

We will need to expand our field sales and inside sales organizations to grow our business and increase sales of our products.

  Because we rely heavily on our field sales and inside sales organizations, any failure to expand those organizations could limit our ability to sell our products and expand our market share. We are planning to significantly expand our field sales efforts in the U.S. and internationally and we are investing, and plan to continue to invest, substantial resources in this expansion. Despite these efforts, we may experience difficulty in recruiting and retaining qualified field sales personnel. Concurrent with expanding our field sales efforts, we are also expanding our efforts to sell our products through inside sales personnel who, in addition to working with our third party channel partners, sell our AppManager products through telephone sales efforts to customers typically having fewer than 100 Windows servers and that are not served through our field sales efforts or third party channels.

If the markets for Windows NT and Windows 2000 and applications management software for these systems and applications do not continue to develop as we anticipate, our ability to grow our business and sell our products will be adversely affected.

  Windows NT. AppManager is designed to support Windows NT-based systems and applications and we expect our products to be dependent on the Windows NT market for the foreseeable future. If the market for Windows NT systems declines or develops more slowly than we currently anticipate, this would materially adversely affect our ability to grow our business, sell our products, and maintain profitability. Although the market for Windows NT has grown rapidly in recent periods, this growth may not continue at the same rate, or at all.

  Windows 2000. We have adapted our AppManager product to support existing preliminary versions of Windows 2000 and are continuing to adapt it to support the commercially released version of Windows 2000 when it becomes available. As a result, we expect our products will become more dependent on the Windows
2000 market. If the market for Windows 2000 does not develop or develops more slowly than we currently anticipate, this would materially adversely affect our ability to grow our business, sell our products, and maintain profitability. Windows 2000 may not gain market acceptance if its launch is delayed beyond its expected release date. In addition, users of previous versions of Windows NT may decide to migrate to another operating system due to the delays or to improved functionality of some other vendor's operating system. Windows 2000 may address more of the needs of our customers for systems administration and operations management, in which case our customers would not need to purchase our products to perform those functions.

  If there is a broader acceptance of other existing or new operating systems that provide enhanced capabilities, or offer similar functionality to Windows NT, or Windows 2000, at a lower cost, our business would likely suffer. In addition, federal and state regulatory authorities are currently engaged in broad antitrust-related actions against Microsoft. Recently, a federal judge released his findings of fact that many commentators believe contained a number of findings unfavorable to Microsoft's position, including a finding that Microsoft has monopoly power. We cannot predict the course of these antitrust actions and to what extent they may affect the market for Microsoft's Windows NT and Windows 2000 products, and our relationship with Microsoft. It is possible, however, that these actions may limit the market penetration of Microsoft's Windows NT and Windows 2000 products.

  Applications Management Software for Windows NT and Windows 2000. The market for applications management software for optimizing the performance and availability of Windows NT and Windows 2000-based systems and applications may not develop or may grow more slowly than we anticipate and this could materially adversely affect our ability to grow our business, sell our products, and achieve and maintain profitability. The rate of acceptance of our AppManager products is dependent upon the increasing complexity of businesses' Windows NT and Windows 2000 environments as these businesses deploy additional servers and applications using this operating system. Many companies have been addressing their applications management needs for Windows NT and Windows 2000-based systems and applications internally and only recently have become aware of the benefits of third-party solutions, such as our AppManager products, as their needs have become more complex. Our future financial performance will depend in large part on the continued growth in the number of businesses adopting third party applications management software products and their deployment of these products on an enterprise-wide basis.

If a large number of the orders that are typically booked at the end of a quarter are not booked, our net income and revenue for that quarter could be substantially reduced.

  A significant portion of our software license revenue in any quarter depends on orders booked and shipped in the last month, weeks or days of that quarter. At the end of each quarter, we have minimal backlog of orders for the subsequent quarter. If a large number of orders or any large individual orders are not placed or are deferred, our net income and revenue in that quarter could be substantially reduced.

The lengthy sales cycle for our products makes our revenues susceptible to fluctuations.

  The delay or failure to complete sales, especially large, enterprise-wide sales, in a particular quarter or calendar year could reduce our quarterly and annual revenue. We have traditionally focused sales of our products to workgroups and divisions of a customer, resulting in a sales cycle ranging between 90 and 180 days. The sales cycle associated with the purchase of our products is subject to a number of significant risks over which we have little or no control, including:

  . customers' budgetary constraints and internal acceptance procedures
  . concerns about the introduction or announcement of our or our competitors' new products, including product announcements by Microsoft relating to Windows NT or Windows 2000
  . customer requests for product enhancements

  Increasingly, we are focusing more of our selling effort on products for the customer's entire enterprise. However, the sales cycle for these enterprise-wide sales typically can be significantly longer than the sales cycle for smaller-sized departmental sales. Enterprise-wide sales of our AppManager products require an extensive sales effort throughout a customer's organization because decisions to license and deploy this type of software generally involve the evaluation of the software by many people, in various functional and geographic areas, each often having specific and conflicting requirements. This evaluation process often requires significant efforts to educate information technology decision-makers about the benefits of our products for the Windows NT environment.

If customers that are delaying introducing new software products to their computing environments to avoid potential year 2000 problems also delay purchases of our software, our revenue will be lower.

  Prior to the end of 1999 and continuing into 2000, there is likely to be an increased customer focus on addressing year 2000 compliance issues. We believe that some customers have delayed deployment of new software, including new versions and product updates, and may continue to do so, to avoid the possibility of introducing or encountering any new year 2000 problems. We believe that some customers have chosen to defer new software product purchases to avoid year 2000 problems and there is a risk that additional existing or potential customers may also choose to defer new software product purchases as a result of year 2000 concerns. Moreover, customers may reallocate capital expenditures or personnel in order to fix year 2000 problems of existing systems instead of purchasing new software. If additional customers defer purchases or reallocate capital expenditures and personnel, it could lower our product sales and service revenue. In addition, year 2000 compliance issues also could cause a significant number of companies, including our current customers, to reevaluate their current system needs and, as a result, consider switching to other systems and suppliers.

We have experienced significant growth in our business in recent periods and our ability to manage this growth and any future growth will affect our ability to maintain profitability.

  Our ability to maintain profitability will depend in part on our ability to implement and expand operational, customer support and financial control systems and to train and manage our employees. We may not be able to augment or improve existing systems and controls or implement new systems and controls in response to future growth, if any. In addition, we will need to expand our facilities to accomodate the growth in our personnel. Any failure to manage growth could divert management attention from executing our business plan and hurt our ability to successfully expand our business. Our historical growth has placed, and any further growth is likely to continue to place, a significant strain on our resources. We have grown from 14 employees at June 30, 1996 to 150 employees at September 30, 1999. We have also opened 11 field sales offices and have significantly expanded our operations. We are currently implementing new financial and accounting systems and to be successful, we will need to expand our other infrastructure programs, including implementing additional management information systems, improving our operating and administrative systems and controls, training new employees and maintaining close coordination among our executive, engineering, accounting, finance, marketing, sales, operations and customer support organizations. In addition, our growth has resulted, and any future growth will result, in increased responsibilities for management personnel. Managing this growth will require substantial resources that we may not have.

We will need to recruit and retain additional qualified personnel to successfully grow our business.

  Our future success will also likely depend in large part on our ability to attract and retain experienced sales, research and development, marketing, technical assistance and management personnel. If we do not attract and retain such personnel, this could materially adversely affect our ability to grow our business. Competition for qualified personnel in the computer software industry is intense, particularly in the Silicon Valley, and in the past we have experienced difficulty in recruiting qualified personnel, especially technical and sales personnel. Moreover, we intend to expand the scope of our international operations and these plans will require us to attract experienced management, service, marketing, sales and customer support personnel for our international offices. We expect competition for qualified personnel to remain intense, and we may not succeed in attracting or retaining such personnel. In addition, new employees generally require substantial training in the use of our products, which in turn requires significant resources and management attention. There is a risk that even if we invest significant resources in attempting to attract, train and retain qualified personnel, we will not be successful in our efforts. Our costs of doing business would increase without the expected increase in revenues.

Our relationships with Microsoft are important to our product development, marketing and sales efforts and any deterioration of these relationships could adversely affect our ability to develop, market and sell our products.

  Any deterioration of our relationships with Microsoft could materially adversely affect our competitive position and our ability to develop, market and sell our products. We do not have any agreements to ensure that our existing relationships with Microsoft will continue or expand. We rely on our participation in Microsoft's testing and feedback programs to develop our technology and enhance the features and functionality of our software. Traditionally, Microsoft has not prohibited companies who develop software that supports Microsoft operating systems from participating in such programs. However, Microsoft may prohibit us from participating in such programs in the future for competitive or other reasons. Microsoft permits one of our engineers to work with its Windows NT development group at its Redmond, Washington headquarters. Microsoft also contracts for one of our engineers to provide support for Microsoft's use of our products. However, Microsoft is not obligated to continue to work with our engineers. Additionally, we participate in joint marketing programs with Microsoft and count Microsoft as one of our significant customers.

If we are unable to successfully expand our international operations, this could adversely affect our ability to grow our business.

  We intend to expand the scope of our international operations and currently have field offices in London, Munich, Singapore, Sydney and Tokyo. If we are unable to expand our international operations successfully and in a timely manner, this could materially adversely affect our ability to increase revenue. Our continued growth and profitability will require continued expansion of our international operations, particularly in Europe and the Asia-Pacific region. We have only limited experience in developing, marketing, selling and supporting our products internationally and may not succeed in expanding our international operations.

The success of our international operations is dependent upon many factors which could adversely affect our ability to sell our products internationally and could affect our profitability.

  International sales represented approximately 10% of our total revenue in fiscal 1998, approximately 20% of total revenue in fiscal 1999 and approximately 23% in the three months ended September 30, 1999. Our international revenue is attributable principally to our European operations. Our international operations are, and any expanded international operations will be, subject to a variety of risks associated with conducting business internationally, many of which are beyond our control. The following factors may adversely affect our ability to achieve and maintain profitability and our ability to sell our products internationally:

  . Longer payment cycles                   . Fluctuations in currency
  . Seasonal reductions in business           exchange rates
    activity during the summer              . Recessionary environments in
    months in Europe and other parts          foreign economies
    of the world                            . Problems in collecting accounts
                                              receivable

  . Increases in tariffs, duties,           . Difficulties in staffing and
    price controls or other                   managing international
    restrictions on foreign                   operations
    currencies or trade barriers            . Limited or unfavorable
    imposed by foreign countries              intellectual property protection
  . Difficulties in localizing our
    products for foreign markets

If we do not respond adequately to our industry's evolving technology standards or do not continue to meet the sophisticated needs of our customers, sales of our products may decline.

  Our future success will depend on our ability to address the increasingly sophisticated needs of our customers by supporting existing and emerging technologies, including technologies related to the development of the Windows NT and Windows 2000 operating system generally. If we do not enhance our products to meet these evolving needs, this could materially adversely affect our ability to remain competitive and sell our products. We will have to develop and introduce new products and enhancements to our existing AppManager products on a timely basis to keep pace with technological developments, evolving industry standards, changing customer requirements and competitive products that may render existing products and services obsolete. In addition, because our AppManager products are currently dependent upon Windows NT, we will need to continue to respond to technology advances in this operating system, including major revisions and the migration to Windows 2000. We cannot be sure that we will be able to completely adapt our products to work with the commercially released version of Windows 2000 so as to provide the same levels of functionality that our products provide with the current version of Windows NT. If our introduction of new systems management software products for Windows 2000 is not successful, our revenues could decline. Our position in the existing market for applications management software for optimizing performance and availability of Windows NT and Windows 2000-based systems and applications could be eroded rapidly by product advances. Consequently, the life cycles of our products are difficult to estimate. We expect that our product development efforts will continue to require substantial investments that we may not have the resources to make.

We may experience delays in developing our products that could adversely affect our ability to introduce new products, maintain our competitive position and grow our business.

  If we are unable, for technological or other reasons, to develop and introduce new and improved products in a timely manner, this could affect our ability to introduce new products, maintain our competitive position and grow our business and maintain profitability. We have experienced product development delays in new versions and update releases in the past and may experience similar or more significant product delays in the future. To date, none of these delays has materially affected our business. However, future delays may have a material adverse effect on our business. Difficulties in product development could delay or prevent the successful introduction or marketing of new or improved products or the delivery of new versions of our products to our customers.

Our executive officers and other key personnel are critical to our business and they may not remain with NetIQ in the future which could hurt our ability to grow our business.

  Our success will depend to a significant extent on the continued service of our executive officers and other key employees, including key sales, consulting, technical and marketing personnel. If we lose the services of one or more of our executives or key employees, including if one or more of our executives or key employees decided to join a competitor or otherwise compete directly or indirectly with us, this could harm our business and could affect our ability to successfully implement our business objectives.

Our future revenue is partially dependent upon our current customers licensing additional AppManager products.

  If our current customers do not purchase additional products, this would reduce our revenue. In order to increase software license revenue, our sales efforts target our existing customer base to expand these customers' use of our AppManager products. Most of our current customers initially license a small portion of our products for pilot programs. Our customers may not license additional AppManager products and may not expand their use of our products. In addition, as we deploy new versions of our AppManager products or introduce new products, our current customers may not require the functionality of our new products and may not license these products. We also depend on our installed customer base for future revenue from maintenance renewal fees. The terms of our standard license arrangements provide for a one-time license fee and a prepayment of one year of software maintenance. Our maintenance agreements are renewable annually at the option of our customers but there are no minimum payment obligations or obligations to license additional software.

Errors in our products could result in significant costs to us and could impair our ability to sell our products.

  Because our software products are complex, they may contain errors, or "bugs," that can be detected at any point in a product's life cycle. These errors could materially adversely affect our reputation which could result in significant costs to us and could impair our ability to sell our products. The costs we may incur in correcting any product errors may be substantial and could decrease our profit margins. While we continually test our products for errors and work with customers through our customer support services to identify and correct bugs, errors in our products may be found in the future. Testing for errors is complicated in part because it is difficult to simulate the highly complex computing environments in which our customers use our products as well as because of the increased functionality of our product offerings. In the past, we have discovered errors in our products and have experienced delays in the shipment of our products during the period required to correct these errors. These delays have principally related to new versions and product update releases. To date, none of these delays has materially affected our business. However, product errors or delays in the future could be material. Detection of any significant errors may result in, among other things, loss of, or delay in, market acceptance and sales of our products, diversion of development resources, injury to our reputation, or increased service and warranty costs. Moreover, because our products support Windows NT and Windows 2000-based systems and applications, any software errors or bugs in the Windows NT or Windows 2000 operating server software or the systems and applications that our products manage may result in errors in the performance of our software.

We may be subject to product liability claims that could result in significant costs to us.

  We may be subject to claims for damages related to product errors in the future. A material product liability claim could materially adversely affect our business because of the costs of defending against these types of lawsuits, diversion of key employees' time and attention from the business and potential damage to our reputation. Our license agreements with our customers typically contain provisions designed to limit exposure to potential product liability claims. Some of our licensing agreements state that if our products fail to perform, we will correct or issue replacement software. Our standard license also states that we will not be liable for indirect or consequential damages caused by the failure of our products. Limitation of liability provisions like those in our license agreements, however, may not be effective under the laws of some jurisdictions if local laws treat those types of warranty exclusions as unenforceable. Although we have not experienced any product liability claims to date, the sale and support of our products involves the risk of such claims. In particular, issues relating to year 2000 compliance have increased awareness of the potential adverse effects of software defects and malfunctions.

We have warranted to a majority of our major licensees that our products will be year 2000 compliant and any problems our products experience with year 2000 issues could result in third party claims. Potential problems may occur in our third party equipment or software, which could result in significant costs.

  If any of our licensees experience year 2000 problems as a result of their use of our AppManager products, they could assert claims for damages which, if successful, could result in us incurring significant costs to us that could lower our profit margins. While we currently believe that our current software product releases are generally year 2000 compliant, we may learn that our software products do not contain all necessary software routines and codes necessary for the accurate calculation, display, storage and manipulation of data involving dates. In addition, in a majority of our major software licenses, we have warranted that the use or occurrence of dates on or after January 1, 2000, will not adversely affect the performance of our products with respect to four digit date dependent data or the ability to create, store, process and output information related to such data. In addition, we use third-party equipment and software that may not be year 2000 compliant. If this third-party equipment or software does not operate properly with regard to the year 2000, we may incur unexpected expenses to remedy any problems. Moreover, if our key systems, or a significant number of our systems, were to fail as a result of year 2000 problems, we could incur substantial costs and disruption of our business. For a more detailed description of our year 2000 preparedness assessment, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Compliance" on page 28 of this prospectus.

We may acquire technologies or companies in the future which could cause disruption of our business or other risks.

  We may acquire technologies or companies or make investments in complementary companies, products or technologies. Such acquisitions entail many risks, any of which could materially harm our business. These risks include:

  .difficulty assimilating the acquired company's personnel and operations .diversion of management's attention
  .loss of our or the acquired businesses' key personnel
  .dilution of our existing stockholders as a result of issuing equity securities
  .assumption of liabilities of the acquired company; and .incurring substantial expenses as a result of the transaction.

If we fail to protect our intellectual property rights, competitors may be able to use our technology or trademarks and this could weaken our competitive position, reduce our revenue and increase costs.

  Our success is heavily dependent upon proprietary technology. We rely primarily on a combination of patent, copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights and prevent competitors from using our technology in their products. These laws and procedures provide only limited protection. We have applied for three patents relating to our engineering work. These patents have been issued or approved for issuance but may not provide sufficiently broad protection or they may not prove to be enforceable in actions against alleged infringers. Our ability to sell our products and prevent competitors from misappropriating our proprietary technology and trade names is dependent upon protecting our intellectual property. Despite precautions that we take, it may be possible for unauthorized third parties to copy aspects of our current or future products or to obtain and use information that we regard as proprietary. In particular, we may provide our licensees with access to our proprietary information underlying our licensed applications. Additionally, our competitors may independently develop similar or superior technology. Policing unauthorized use of software is difficult and some foreign laws do not protect our proprietary rights to the same extent as United States laws. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Litigation could result in substantial costs and diversion of resources and could materially adversely affect our business, future operating results and financial condition.

Third parties in the future for competitive or other reasons could assert that our products infringe their intellectual property rights. Such claims could injure our reputation and adversely affect our ability to sell our products.

  Third parties may claim that our current or future products infringe their proprietary rights and these claims, whether they have merit or not, could harm our business including by increasing our costs. We previously litigated a claim with Compuware alleging that we had infringed a third party's intellectual property rights, and although this claim has been settled and no other claims of this nature are currently pending, any future claims could affect our relationships with existing customers and may prevent future customers from licensing our products. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" on page 19 of this prospectus for a further discussion of the Compuware litigation and settlement agreement. The intensely competitive nature of our industry and the important nature of technology to our competitors' businesses may contribute to the likelihood of being subject to third party claims of this nature. Any such claims, with or without merit, could be time consuming, result in potentially significant litigation costs, including costs related to any damages we may owe resulting from such litigation, cause product shipment delays or require us to enter into royalty or licensing agreements. Royalty or license agreements may not be available on acceptable terms or at all. We expect that software product developers will increasingly be subject to infringement claims as the number of products and competitors in the software industry grows and the functionality of products in different industry segments overlaps.

As our expanding international operations in Europe and the Asia-Pacific region are increasingly conducted in currencies other than the U.S. dollar, fluctuations in the value of foreign currencies could result in currency exchange losses.

  Currently, a majority of our international business is conducted in U.S. dollars. However, as we expand our international operations, we expect that our international business will increasingly be conducted in foreign currencies. Fluctuations in the value of foreign currencies relative to the U.S. dollar have caused, and we expect such fluctuation to increasingly cause, currency translation gains and losses. We cannot predict the effect of exchange rate fluctuations upon future quarterly and annual operating results. We may experience currency losses in the future. To date, we have not adopted a hedging program to protect us from risks associated with foreign currency fluctuations.

Because we license technology from Summit Software that helps AppManager run our applications management modules, any failure to maintain satisfactory licensing arrangements with this party could result in substantial costs to us.

  We license technology that helps AppManager run our applications management modules from Summit Software on a non-exclusive, worldwide basis. Our AppManager product modules for Windows NT, Windows 2000, Windows NT Workstation and Super Console incorporate the Summit Software technology. Although our agreement allows us to continue to sell products using the Summit technology for a period of 24 months after the license terminates, our ability to sell our products could be adversely affected if we are not able to replace this technology on commercially reasonable terms. We license this technology on a year-to-year basis which is automatically renewed each August unless otherwise terminated. Our license for this technology is terminable by Summit upon 60 days notice in the event we breach our agreement with Summit, including our failure to pay royalty fees on a timely basis or any other material breach by us of the license agreement. For a further description of our license agreement with Summit, see "Business--Intellectual Property" on page 44 of this prospectus.

Provisions in our charter documents and in Delaware law may discourage potential acquisition bids for NetIQ and prevent changes in our management which our stockholders may favor.

  Provisions in our charter documents could discourage potential acquisition proposals and could delay or prevent a change in control transaction that our stockholders may favor. These provisions could have the effect of discouraging others from making tender offers for our shares, and as a result, these provisions may prevent the market price of our common stock from reflecting the effects of actual or rumored takeover attempts and may prevent stockholders from reselling their shares at or above the price at which they purchased their shares. These provisions may also prevent changes in our management that our stockholders may favor. Our charter documents do not permit stockholders to act by written consent, limit the ability of stockholders to call a stockholders meeting and provide for a classified board of directors, which means stockholders can only elect, or remove, a limited number of our directors in any given year. Furthermore, our board of directors has the authority to issue up to 5,000,000 shares of preferred stock in one or more series. Our board of directors can fix the price, rights, preferences, privileges and restrictions of such preferred stock without any further vote or action by our stockholders. The issuance of shares of preferred stock may delay or prevent a change in control transaction without further action by our stockholders. In addition, Delaware law may inhibit potential acquisition bids for NetIQ. We are subject to the antitakeover provisions of Delaware law which regulate corporate acquisitions. Delaware law prevents certain Delaware corporations, including NetIQ, from engaging, under certain circumstances, in a "business combination" with any "interested stockholder" for three years following the date that such stockholder became an interested stockholder. For a further discussion of these charter provisions and Delaware law, see "Description of Capital Stock" on page 60 of this prospectus.

The substantial number of shares that will be eligible for sale in the near future may adversely affect the market price for our common stock and may prevent stockholders from reselling their shares at or above the price at which they purchased their shares.

  Sales of a substantial number of shares of our common stock in the public market following this offering could materially adversely affect the market price for our common stock. As additional shares of our common stock become available for resale in the public markets, this could increase the supply for our common stock which could adversely affect the price of our common stock. This may prevent stockholders from reselling their shares at or above the price at which they purchased their shares. The number of shares of common stock available for sale in the public market is limited by restrictions under federal securities law and under agreements that our stockholders have entered into with the underwriters or with us.

  For a further description of the eligibility of shares for sale into the public market following the offering see "Shares Eligible for Future Sale" on page 63 of this prospectus.

Our stock will likely be subject to substantial price and volume fluctuations which may prevent stockholders from reselling their shares at or above the price at which they purchased their shares.

  Fluctuations in the price and trading volume of our common stock may prevent stockholders from reselling their shares above the price at which they purchased their shares. Stock prices and trading volumes for many software companies fluctuate widely for a number of reasons, including some reasons which may be unrelated to their businesses or results of operations. This market volatility, as well as general domestic or international economic, market and political conditions, could materially adversely affect the market price of our common stock without regard to our operating performance. In addition, our operating results may be below the expectations of public market analysts and investors. If this were to occur, the market price of our common stock would likely significantly decrease.

                           FORWARD-LOOKING STATEMENTS

  Many statements under the captions "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus are "forward-looking statements." These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions and other statements contained in the prospectus that are not historical facts. When used in this prospectus, the words "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions are generally intended to identify forward-looking statements. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including our plans, objectives, expectations and intentions and other factors discussed under "Risk Factors" beginning on page 5 of this prospectus.

                                USE OF PROCEEDS

  We will receive net proceeds of approximately $75.6 million (approximately $102.2 million if the underwriter's over-allotment option is exercised in full) from the sale of 1,500,000 shares of common stock at the public offering price of $53.50 per share after deducting underwriting commissions, discounts and estimated expenses. We will not receive any proceeds from the sale of shares by the selling stockholders.

  The principal purpose of this offering is to obtain additional working capital and register the shares being offered by selling stockholders. We have no specific plans regarding the use the net proceeds of this offering and expect to use them for general corporate purposes, including working capital, capital expenditures and research and development. Pending such uses, we intend to invest the net proceeds of the offering in investment grade, interest-bearing securities. We may use the proceeds of the offering for potential strategic investments or acquisitions that complement our products, services, technologies or distribution channels. However, we do not currently have any plans to make any such strategic investments or acquisitions.

                          PRICE RANGE OF COMMON STOCK

  Our common stock has been quoted on the Nasdaq National Market under the symbol "NTIQ"since July 29, 1999, the date of our initial public offering. The following table shows the high and low sales prices for our common stock as reported on the Nasdaq National Market for the period indicated:

Fiscal year ending June 30, 2000

                                                                 High     Low
                                                                ------- -------
  First quarter (beginning July 29, 1999)...................... $39.875 $14.750
  Second quarter (through December 9, 1999).................... $59.500 $23.500

  On December 9, 1999, the last reported sale price of our common stock on the Nasdaq National Market was $53.50 per share. As of September 30, 1999, there were approximately 160 holders of record of our common stock and 15,386,238 shares of our common stock outstanding.

                                DIVIDEND POLICY

  We have never declared or paid any cash dividends on shares of our common stock. We intend to retain any future earnings for future growth and do not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

  The following table sets forth our capitalization at September 30, 1999:

  . on an actual basis; and
  . on an adjusted basis to show the effect of our receipt of the estimated net proceeds from the sale of 1,500,000 shares of common stock offered at the public offering price of $53.50 per share and the application of the net proceeds therefrom.

  The outstanding share information excludes 5,333,332 shares of common stock that are reserved for issuance upon exercise of stock options under our stock option plan as of September 30, 1999, of which options to purchase 2,483,961 shares were outstanding at such date at a per share weighted average exercise price of $3.77. The outstanding share figure also excludes 31,332 shares of common stock issued after September 30, 1999 pursuant to our employee stock purchase plan and approximately 128,870 shares of common stock to be issued upon exercises of options by selling stockholders who have indicated their intention to sell such option shares in this offering.

  The capitalization information set forth in the table below is qualified by, and should be read in conjunction with, the more detailed Consolidated Financial Statements, Condensed Consolidated Financial Statements and Notes thereto appearing elsewhere in this prospectus.

                                                           September 30, 1999
                                                           --------------------
                                                           Actual   As Adjusted
                                                           -------  -----------
                                                             (in thousands)
Stockholders' equity:
  Preferred Stock, $0.001 par value, 5,000,000 shares
   authorized, no shares outstanding,..................... $    --   $     --
  Common Stock, $0.001 par value, actual 100,000,000
   shares authorized; 15,386,238 shares outstanding,
   actual; 16,886,238 shares outstanding, as adjusted.....  59,940    135,527
  Deferred stock-based compensation.......................  (1,864)    (1,864)
  Accumulated deficit.....................................  (7,471)    (7,471)
  Accumulated other comprehensive loss....................     (27)       (27)
                                                           -------   --------
    Total stockholders' equity............................ $50,578   $126,165
                                                           =======   ========

                      SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected consolidated financial data should be read in conjunction with the Consolidated Financial Statements, Condensed Consolidated Financial Statements and Notes thereto and with "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are included elsewhere in this prospectus. The consolidated statements of operations data for the years ended June 30, 1997, 1998 and 1999, and the consolidated balance sheet data at June 30, 1998 and 1999, are derived from the audited consolidated financial statements included elsewhere in this prospectus. The consolidated balance sheet data as of June 30, 1996 and 1997 and the consolidated statement of operations data for the year ended June 30, 1996, are derived from audited financial statements not included in this prospectus. The consolidated statements of operations data for the three months ended September 30, 1998 and 1999 and the consolidated balance sheet data as of September 30, 1999, are derived from unaudited consolidated financial statements included elsewhere in this prospectus. In our opinion, these unaudited statements include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the information when read in conjunction with the consolidated financial statements and notes thereto. Results for the three months ended September 30, 1999 are not necessarily indicative of the expected results for the full year.

                                                                Three Months
                                                                    Ended
                                 Year Ended June 30,            September 30,
                           ----------------------------------  ----------------
                            1996     1997     1998     1999     1998     1999
                           -------  -------  -------  -------  ------  --------
                                (in thousands, except per share data)
Consolidated Statement of
 Operations Data:
Software license
 revenue.................  $    --  $   369  $ 6,603  $18,433  $3,640  $ 6,221
Service revenue..........       --       19      467    3,136     450    1,365
                           -------  -------  -------  -------  ------  -------
   Total revenue.........       --      388    7,070   21,569   4,090    7,586
                           -------  -------  -------  -------  ------  -------
Cost of software license
 revenue.................       --        9      235      755      87      156
Cost of service revenue..       --       46      407    1,260     176      419
                           -------  -------  -------  -------  ------  -------
   Total cost of
    revenue..............       --       55      642    2,015     263      575
                           -------  -------  -------  -------  ------  -------
Gross profit.............       --      333    6,428   19,554   3,827    7,011
Operating expenses:
 Sales and marketing.....       77    1,238    5,748   11,685   2,125    4,124
 Research and
  development............      665    1,003    2,192    4,344     884    1,709
 General and
  administrative.........      264      479    1,611    2,983     523      754
 Stock-based
  compensation...........       --       10      250    1,928     364      178
 Settlement of
  litigation.............       --       --       --      364      --       --
                           -------  -------  -------  -------  ------  -------
   Total operating
    expenses.............    1,006    2,730    9,801   21,304   3,896    6,765
                           -------  -------  -------  -------  ------  -------
Income (loss) from
 operations..............   (1,006)  (2,397)  (3,373)  (1,750)    (69)     246
Interest income, net.....       97      116      262      108      19      348
Income taxes.............       --       --       --       --      --     (122)
                           -------  -------  -------  -------  ------  -------
Net income (loss)........  $  (909) $(2,281) $(3,111) $(1,642) $  (50) $   472
                           =======  =======  =======  =======  ======  =======
Basic net income (loss)
 per share(1)............  $ (1.55) $ (1.62) $ (1.34) $ (0.47) $(0.02) $  0.04
                           =======  =======  =======  =======  ======  =======
Shares used to compute
 basic net income (loss)
 per share(1)............      587    1,411    2,325    3,476   3,070   11,696
                           =======  =======  =======  =======  ======  =======
Diluted net income (loss)
 per share(1)............  $ (1.55) $ (1.62) $ (1.34) $ (0.47) $(0.02) $  0.03
                           =======  =======  =======  =======  ======  =======
Shares used to compute
 diluted net income
 (loss) per share(1).....      587    1,411    2,325    3,476   3,070   15,785
                           =======  =======  =======  =======  ======  =======
                                      June 30,                         Sep. 30,
                           ----------------------------------          --------
                            1996     1997     1998     1999              1999
                           -------  -------  -------  -------          --------
                                   (in thousands)
Consolidated Balance
 Sheet Data:
Cash and cash
 equivalents.............  $    32  $ 7,748  $ 3,358    9,634          $52,281
Working capital..........    1,755    7,493    4,314    4,443           48,784
Total assets.............    2,255    8,202    8,205   18,354           59,408
Long-term obligations,
 net of current portion..       --       --       --      205               --
Total stockholders'
 equity..................    1,880    7,787    4,939    5,799           50,578

--------
(1) See Note 6 to audited Consolidated Financial Statements and Note 4 to unaudited Condensed Consolidated Financial Statements for the determination of shares used in computing basic and diluted net income (loss) per share on pages F-14 and F-21 of this prospectus.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our Consolidated Financial Statements, Condensed Consolidated Financial Statements and the Notes thereto. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth in the following discussion and under "Risk Factors," "Business" and elsewhere in this prospectus.

Overview

  We provide eBusiness infrastructure management software that allows businesses to optimize the performance and availability of their Windows NT-based systems and applications. In addition, we have released software products that support existing preliminary versions of Windows 2000-based systems and applications and plan to release software products to support the commercially released version of Windows 2000 when it becomes available.

  From our incorporation in June 1995 until the first sales of AppManager in February 1997, we were principally engaged in development-stage activities, including product development, sales and marketing efforts and recruiting qualified management and other personnel. Our total revenue has grown from $0.4 million in fiscal 1997, to $7.1 million in fiscal 1998 and to $21.6 million in fiscal 1999, and from $4.1 million in the three months ended September 30, 1998 to $7.6 million in the three months ended September 30, 1999. This rapid revenue growth reflects our relatively early stage of development, and we do not expect revenue to increase at the same rate in the future.

  Operating expenses grew from $2.7 million in fiscal 1997 to $9.8 million in fiscal 1998 and to $21.3 million in fiscal 1999, and from $3.9 million in the three months ended September 30, 1998 to $6.8 million in the three months ended September 30, 1999. Our operating expenses increased as we expanded our operations, including growing our employee base from 14 at June 30, 1996 to 150 at September 30, 1999. Our operating expenses, which include charges for stock-based compensation and a charge for settlement of litigation in fiscal 1999, together with cost of revenue have exceeded revenue in every quarter since inception except the most recent quarter ended September 30, 1999. This reflects our strategy to make the investments necessary to capture market share and grow revenue as quickly as possible, while maintaining a high level of fiscal control, product quality and customer satisfaction. Our cumulative losses have resulted in an accumulated deficit of $7.5 million at September 30, 1999.

  We have derived the large majority of our revenue from software licenses. We also derive revenue from sales of annual maintenance service agreements and, to a lesser extent, consulting and training services. Service revenue has increased in each quarter as license revenue has increased and as the size of our installed base has grown. We expect service revenue to increase as a percentage of total revenue in the future and, as a consequence, our cost of service revenue to increase in absolute dollars and as a percentage of total revenue. The pricing of the AppManager suite is based on the number of systems and applications managed, although volume and enterprise pricing is also available. Our customers typically purchase one year of product software maintenance with their initial license of our products. Thereafter, customers are entitled to receive software updates, maintenance releases and technical support for an annual maintenance fee equal to a fixed percentage of the current list price of the licensed product.

  Cost of service revenue, as a percentage of service revenue, has declined from 242% in fiscal 1997 to 87% in fiscal 1998 and 40% in fiscal 1999 and from 39% in the three months ended September 30, 1998 to 31% in the three months ended September 30, 1999. Cost of software license revenue, as a percentage of software license revenue, has increased from 2% in fiscal 1997 to 4% in fiscal 1998 and fiscal 1999 and from 2% in the three months ended September 30, 1998 to 3% in the three months ended September 30, 1999. Although service revenue has increased as a percentage of total revenue from 5% in fiscal 1997 to 7% in fiscal 1998 to 15% in fiscal 1999 and from 11% in the three months ended September 30, 1998 to 18% in the three months ended September 30, 1999, the declining cost of service revenue has resulted in an increase in overall gross margin from 86% in fiscal 1997 to 91% in fiscal 1998 and fiscal 1999 and from 94% in the three months ended
September 30, 1998 to 92% in the three months ended September 30, 1999.

  We anticipate that service revenue will increase as a percentage of total revenue in the future as customers continue to renew maintenance service contracts and, if we are unable to reduce the costs of service revenue, our margins may decline.

  We sell our products through both our direct sales force, which includes our field and inside sales personnel, as well as through indirect channels, such as distributors, value-added resellers and original equipment manufacturers. To date, the majority of our sales have resulted from the efforts of our field and inside sales personnel. However, revenue through our third-party channel partners represented approximately 10% of total revenue in fiscal 1998 and 30% of total revenue in fiscal 1999 and 33% of total revenue in the three months ended September 30, 1999, and our strategy is to increase sales through third-party channel partners. Two customers accounted for 45% and 12% of total revenue in fiscal 1997. During both fiscal 1998 and fiscal 1999 and the three months ended September 30, 1999, no single customer accounted for more than 10% of our total revenue. International sales did not account for any of our revenue in fiscal 1997, but represented 10% of total revenue in fiscal 1998 and 20% of total revenue in fiscal 1999 and 13% of total revenue in the three months ended September 30, 1998 and 23% of total revenue in the three months ended September 30, 1999. We anticipate that as we expand our international sales efforts, the percentage of revenue derived from international sources will continue to increase.

  Generally, we sell perpetual licenses and recognize revenue in accordance with generally accepted accounting principles upon meeting each of the following criteria:

  . execution of a written purchase order, license agreement or contract;

  . delivery of software and authorization keys;

  . the license fee is fixed and determinable;

  . collectibility of the proceeds within six months is assessed as being probable; and

  . vendor-specific objective evidence exists to allocate the total fee to elements of the arrangement.

  Vendor-specific objective evidence is based on the price generally charged when an element is sold separately, or if not yet sold separately, is established by authorized management. All elements of each order are valued at the time of revenue recognition. For sales made through our distributors, resellers and original equipment manufacturers, we recognize revenue at the time these partners report to us that they have sold the software to the end user and after all revenue recognition criteria have been met.

  In September 1996, Compuware Corporation filed a complaint against us alleging misappropriation of trade secrets, copyright infringement, unfair competition and other claims. Compuware asserted these claims after a number of prior Compuware employees founded our company or later joined us as officers and employees. A settlement of these claims was reached in January 1999 and final documentation was entered into and the claims dismissed in March 1999. Prior to reaching a settlement with Compuware, we incurred significant expenses related to the litigation, primarily relating to legal fees, and management attention was partially diverted to this litigation matter. As part of the settlement in March 1999, Compuware loaned us $5.0 million, subordinated to our bank credit facility, with interest at 6% per year. Additionally, as part of the settlement in March 1999, we issued Compuware a warrant to purchase 280,025 shares of common stock at 90% of the per share sale price of shares sold to investors in our initial public offering. Compuware exercised the warrant in full upon the closing of our initial public offering, paying $11.70 per share. Pursuant to the completion of our initial public offering we paid approximately $1.8 million to satisfy our note and interest obligation to Compuware, and the remaining $3.3 million was cancelled in connection with Compuware's exercise of the warrant. Additionally, as part of our settlement agreement, we agreed not to hire personnel from Compuware until after December 31, 1999, or release any systems management software for managing UNIX systems on or before December 31, 1999.

Historical Results of Operations

  The following table sets forth our historical results of operations expressed as a percentage of total revenue for fiscal 1997, 1998 and 1999 and for the three month periods ended September 30, 1998 and 1999.

                                  Percentage of Total Revenue
                              ------------------------------------------------
                                                             Three-Months
                              Year Ended June 30,           Ended Sept. 30,
                              --------------------------    ---------------
                               1997      1998      1999      1998       1999
                              -------   ------    ------    -------    -------
Consolidated Statement of
 Operations Data:
Software license revenue....       95 %     93 %      85 %       89 %       82%
Service revenue.............        5        7        15         11         18
                              -------   ------    ------    -------    -------
      Total revenue.........      100      100       100        100        100
                              -------   ------    ------    -------    -------
Cost of software license
 revenue....................        2        3         3          2          2
Cost of service revenue.....       12        6         6          4          6
                              -------   ------    ------    -------    -------
      Total cost of
       revenue..............       14        9         9          6          8
                              -------   ------    ------    -------    -------
Gross margin:...............       86       91        91         94         92
Operating expenses:
    Sales and marketing.....      319       81        54         52         54
    Research and
     development............      259       31        20         22         23
    General and
     administrative.........      123       23        14         13         10
    Stock-based
     compensation...........        3        4         9          9          2
    Settlement of
     litigation.............       --       --         2         --         --
                              -------   ------    ------    -------    -------
      Total operating
       expenses.............      704      139        99         96         89
                              -------   ------    ------    -------    -------
Income (loss) from
 operations.................     (618)     (48)       (8)        (2)         3
Interest income, net........       30        4        --          1          5
Income taxes................       --       --        --         --         (2)
                              -------   ------    ------    -------    -------
Net income (loss)...........     (588)%    (44)%      (8)%       (1)%        6%
                              =======   ======    ======    =======    =======
Cost of software license
 revenue, as a percentage of
 software license revenue...        2 %      4 %       4 %        2 %        3%
                                                            -------    -------
Cost of service revenue, as
 a percentage of service
 revenue....................      242 %     87 %      40 %       39 %       31%
                                                            -------    -------

--------

Comparison of Three Months Ended September 30, 1998 and 1999

 Revenue

  Software License Revenue. Our software license revenue increased from $3.6 million for the three months ended September 30, 1998, to $6.2 million for the three months ended September 30, 1999, representing growth of 71%. This increase was due primarily to increases in the number of software licenses sold, reflecting increased acceptance of our AppManager products and expansion of our field and inside sales organizations and our third-party channel partners.

  Service Revenue. Service revenue increased from $450,000 for the three months ended September 30, 1998, to $1.4 million for the three months ended September 30, 1999, representing growth of 203%. This increase was due primarily to maintenance fees associated with new software licenses. Service revenue also increased as a percentage of total revenue due to the compounding effect of our base of installed licenses and due to a significant majority of our customers renewing their maintenance service agreements.

 Cost of Revenue

  Cost of Software License Revenue. Our cost of software license revenue includes the costs associated with software packaging, documentation, such as user manuals and CDs, and production, as well as non-employee commissions and royalties. Our cost of software license revenue has increased from $87,000, or 2% of software license revenue, for the three months ended September 30, 1998, to $156,000, or 3% of software license revenue, for the three months ended September 30, 1999. The increase in absolute dollar amount was due principally to increases in software license revenue. The percentage increase is due to the purchase of additional fulfillment services.

  Cost of Service Revenue. Cost of service revenue consists primarily of personnel costs and expenses incurred in providing telephonic and on-site maintenance services and consulting services. Costs associated with training activities consist principally of allocated labor and departmental expenses as well as training materials. Cost of service revenue was $176,000 and $419,000 for the three months ended September 30, 1998 and 1999, respectively, representing 39% and 31% of related service revenue. The increase in dollar amount of cost of service revenue is primarily attributable to the growth in our installed customer base. Cost of service revenue as a percent of service revenue declined due primarily to economies of scale achieved as our revenue and installed base have grown. We expect service revenue to increase as a percentage of total revenue as our installed license base grows and, as a consequence, our cost of service revenue to increase in absolute dollars and as a percentage of total revenue.

 Operating Expenses

  Sales and Marketing. Our sales and marketing expenses consist primarily of personnel costs, including salaries and employee commissions, as well as expenses relating to travel, advertising, public relations, seminars, marketing programs, trade shows and lead generation activities. Sales and marketing expenses increased from $2.1 million for the three months ended September 30, 1998, to $4.1 million for the three months ended September 30, 1999. This increase in dollar amount was due primarily to the hiring of additional field sales, inside sales and marketing personnel, which increased from 52 people to 76 people during the period from September 30, 1998 to September 30, 1999, and expanding our sales infrastructure and third-party channel partners. Sales and marketing expenses represented 52% and 54% of total revenue for the three months ended September 30, 1998 and 1999, respectively. The increase in sales and marketing expenses as a percentage of total revenue was principally the result of hiring additional personnel and expanded marketing efforts. We expect to continue hiring additional sales and marketing personnel and to increase promotion, advertising and other marketing expenditures in the future. Accordingly, we expect sales and marketing expenses will increase in absolute dollars in future periods.

  Research and Development. Our research and development expenses consist primarily of salaries and other personnel-related costs, as well as facilities costs, consulting fees and depreciation. These expenses increased from $884,000, or 22% of total revenue, for the three months ended September 30, 1998, to $1.7 million, or 23% of total revenue for the three months ended September 30, 1999. This increase in dollar amount resulted principally from increases in engineering and technical writing personnel, which increased from 28 people to 43 people at the end of each quarter, together with increases in third party developmental effort. To date, all research and development costs have been expensed as incurred in accordance with Statement of Financial Accounting Standards (SFAS) No. 86 as our current software development process is essentially completed concurrent with the establishment of technological feasibility. We expect to continue to devote substantial resources to product development such that research and development expenses will increase in absolute dollars in future periods.

  General and Administrative. Our general and administrative expenses consist primarily of personnel costs for finance and administration, information systems and human resources, as well as professional services expenses such as legal and accounting, and provision for doubtful accounts. General and administrative expenses increased from $523,000 for the three months ended September 30, 1998, to $754,000 for the three months ended September 30, 1999, representing 13% and 10% of total revenues, respectively. The increase in dollar amount was due primarily to increased staffing necessary to manage and support our growth. General and administrative personnel increased from 7 people at September 30, 1998, to 19 people at September 30, 1999. Legal expenses were a significant cost for the three months ended September 30, 1998, amounting to $214,000 principally due to the Compuware litigation, for which a settlement was reached in January 1999 and final documentation was entered into and the claims dismissed in March 1999. The decrease in general and administrative expense as a percentage of total revenue was due primarily to the growth in total revenue and the decline in legal expense to $62,000 in the quarter ended September 30, 1999. We believe that our general and administrative expenses will increase in absolute dollars as we expand our administrative staff, add new financial and accounting software systems, and incur additional costs related to being a public company, such as expenses related to directors' and officers' liability insurance, investor relations and stock administration programs and increased professional fees.

  Stock-Based Compensation. During the three months ended September 30, 1998, we recorded deferred stock-based compensation of $575,000 relating to stock option grants to employees and non-employees. No deferred stock-based compensation was recorded in the three months ended September 30, 1999; however, due to attrition approximately $80,000 of the deferred stock-based compensation was reversed. These amounts are being amortized over the vesting periods of the granted options, which is generally four years for employees. During the three months ended September 30, 1998 and 1999, we recognized stock-based compensation expense of $364,000 and $178,000, respectively. At September 30, 1999, total deferred stock-based compensation was $1.9 million. We expect to amortize up to approximately $180,000 of deferred stock-based compensation each quarter through March 31, 2003.

  Interest Income, Net. Interest income, net, represents interest income earned on our cash and cash equivalent balances and interest expense on our equipment loans and loan subordinated to our bank line of credit. For the three months ended September 30, 1998 and 1999, interest income, net, was $19,000 and $348,000, respectively. The increase in interest income, net is the result primarily of increased cash and cash equivalent balances due to proceeds from our initial public offering in July 1999.

  Income taxes. We incurred net operating losses during the three months ended September 30, 1998 and consequently paid no federal, state or foreign income taxes. We recorded income tax expense of $122,000 for the three months ended September 30, 1999, representing the expected effective tax rate for fiscal year 2000.

Comparison of Fiscal Years Ended June 30, 1998 and 1999

  The trends in the comparisons of operating results for fiscal 1998 and fiscal 1999, generally apply to the comparison of results of operations for the quarters ended September 30, 1998 and 1999, except for differences described below.

 Revenue

  Our total revenue increased from $7.1 million in fiscal 1998, to $21.6 million in fiscal 1999, representing growth of 205%. During this same period, our software license revenue increased from $6.6 million to $18.4 million, representing growth of 179%. These increases were due primarily to increases in the number of software licenses sold. Service revenue increased from $467,000 in fiscal 1998 to $3.1 million in fiscal 1999, representing growth of 572%. This increase was due primarily to maintenance fees associated with new software licenses.

 Cost of Revenue

  Cost of Software License Revenue. Our cost of software license revenue has increased from $235,000, or 4% of software license revenue, in fiscal 1998, to $755,000, or 4% of software license revenue, in fiscal 1999. The increase in absolute dollar amount was due principally to increases in software license revenue.

  Cost of Service Revenue. Cost of service revenue was $407,000 and $1,260,000 in fiscal 1998 and fiscal 1999, respectively, representing 87% and 40% of related service revenue. The increase in dollar amount of cost of service revenue is primarily attributable to the growth in our installed customer base. Cost of service revenue as a percent of service revenue declined due primarily to economies of scale achieved as our revenue and installed base have grown.

 Operating Expenses

  Sales and Marketing. Sales and marketing expenses increased from $5.7 million in fiscal 1998, to $11.7 million in fiscal 1999. This increase in dollar amount was due primarily to the hiring of additional field sales, inside sales and marketing personnel, which increased from 34 people at the end of fiscal 1998 to 66 people at the end of fiscal 1999, and expenses associated with expanding our sales infrastructure and third-party channel partners, as well as higher commissions. Sales and marketing expenses represented 81% and 54% of total revenue for fiscal 1998 and fiscal 1999, respectively. The decline in sales and marketing expenses as a percentage of total revenue was principally the result of economies of scale resulting from the increased number of sales transactions, including follow-on sales to existing customers, as well as the allocation of marketing expenses over a substantially larger revenue base.

  Research and Development. Research and development expenses increased from $2.2 million, or 31% of total revenue in fiscal 1998, to $4.3 million, or 20% of total revenue, in fiscal 1999. This increase in dollar amount resulted principally from increases in engineering and technical writing personnel, which increased from 30 people at the end of fiscal 1998 to 43 people at the end of fiscal 1999, together with increases in facility costs relating to our new facility which we leased in July 1998. The decline in research and development expenses as a percentage of total revenue was due to the growth in total revenue.

  General and Administrative. General and administrative expenses increased from $1.6 million in fiscal 1998, to $3.0 million in fiscal 1999, representing 23% and 14% of total revenues, respectively. The increase in dollar amount was due primarily to increased staffing necessary to manage and support our growth. General and administrative personnel increased from 8 people at the end of fiscal 1998, to 14 people at the end of fiscal 1999. Legal expenses have been a significant cost in both periods, amounting to $762,000 and $966,000 for fiscal 1998 and fiscal 1999, respectively. These legal costs have principally been due to the Compuware litigation, for which a settlement was reached in January 1999 and final documentation was entered into and the claims dismissed in March 1999. In addition, occupancy costs charged to general and administrative expense increased by $705,000 during the year as a result of the lease of our new facility in July 1998. The decrease in general and administrative expense as a percentage of total revenue was due primarily to the growth in total revenue.

  Stock-Based Compensation. During fiscal 1998 and fiscal 1999, we recorded deferred stock-based compensation of $1.2 million and $3.0 million, respectively, relating to stock option grants to employees and non-employees and during fiscal 1998 and fiscal 1999, we recognized stock-based compensation expense of $250,000 and $1.9 million, respectively.

  Settlement of Litigation. During fiscal 1999 we recorded $364,000 of expenses associated with the settlement of litigation with Compuware. The expense relates to the warrants that were exercised in connection with our initial public offering of our common stock on July 29, 1999, at a discount to the public offering price.

  Interest Income, Net. For fiscal 1998 and fiscal 1999, interest and other income, net, was $262,000 and $108,000, respectively. The decline in interest income, net is the result primarily of lower cash and cash equivalent balances in fiscal 1999, coupled with interest on the $5.0 million subordinated debt, commencing in the quarter ended March 31, 1999. The subordinated loan plus accrued interest was repaid subsequent to the closing of our initial public offering.

  Income Taxes. We incurred net operating losses in fiscal 1998 and fiscal 1999, and consequently paid insignificant amounts for federal, state or foreign income taxes.

Comparison of Fiscal Years Ended June 30, 1997 and 1998

  The trends discussed in the comparisons of operating results for fiscal 1998 and fiscal 1999, generally apply to the comparison of results of operations for fiscal 1997 and 1998, except for differences discussed below.

 Revenue

  We began selling software licenses for the AppManager Suite in February 1997, and our software license revenue increased from $369,000 in fiscal 1997 to $6.6 million in fiscal 1998. Service revenue increased from $19,000 in fiscal 1997 to $467,000 in fiscal 1998, principally from increases in new customer licenses.

 Cost of Revenue

  Cost of Software License Revenue. Our cost of software license revenue increased from $9,000, or 2% of software license revenue, in fiscal 1997, to $235,000, or 4% of software license revenue, in fiscal 1998. The increase in absolute dollar amount was due principally to increases in the number of software licenses sold, while the percentage increase was due principally to an increase in our reserve for product returns by $50,000 in fiscal 1998.

  Cost of Service Revenue. Our cost of service revenue increased from $46,000 in fiscal 1997 to $407,000 in fiscal 1998. These costs amounted to 242% and 87% of service revenue, respectively. The decline in cost of service revenue as a percentage of service revenue was due primarily to economies of scale achieved as our revenue and installed base have grown.

 Operating Expenses

  Sales and Marketing. Our sales and marketing expenses increased from $1.2 million in fiscal 1997 to $5.7 million in fiscal 1998. The increase reflects the hiring of additional sales and marketing personnel in connection with the building of our direct, reseller and original equipment manufacturer channels, and higher commissions associated with increased sales volume. Our personnel in sales and marketing increased from nine at June 30, 1997, to 34 at June 30, 1998. Sales and marketing expenses accounted for 319% of total revenue in fiscal 1997 and 81% of total revenue in fiscal 1998. The decrease as a percentage of total revenue was due primarily to growth in our total revenue.


  Research and Development. Research and development expenses increased from $1.0 million in fiscal 1997, to $2.2 million in fiscal 1998. The increase in each of these periods was due primarily to increases in personnel in each period. Our personnel in research and development increased from 14 at June 30, 1997 to 30 at June 30, 1998. Research and development expenses accounted for 259% of total revenue in fiscal 1997 and 31% of total revenue in fiscal 1998. The decrease as a percentage of total revenue was due primarily to growth in our total revenue.

  General and Administrative. General and administrative expenses increased from $479,000 in fiscal 1997 to $1.6 million in fiscal 1998. These costs, which represented 123% of total revenue in fiscal 1997 and 23% of total revenue in fiscal 1998, were the result of increases in personnel, facility-related costs and legal expenses. Our personnel in general and administrative positions increased from two at June 30, 1997 to eight at June 30, 1998. Legal expenses were $186,000 in fiscal 1997 and $762,000 in fiscal 1998, and related principally to the Compuware litigation that commenced in September 1996 for which a settlement was reached in January 1999 and final documentation was entered into and the claims dismissed in March 1999. The decrease as a percentage of total revenue was the result of growth in our total revenue.

  Stock-Based Compensation. In fiscal 1998, we recorded deferred stock-based compensation of $1.2 million in connection with stock option grants and amortized $250,000 of this amount as an expense for that year.

  Interest Income, Net. We recognized interest income, net, of $116,000 and $262,000 in fiscal 1997 and fiscal 1998, respectively. These amounts are the result of investments made out of cash balances in excess of operating requirements, which resulted from our two preferred stock financings in September 1995 and May 1997.

  Income Taxes. We incurred net operating losses in fiscal 1997 and fiscal 1998, and consequently paid insignificant amounts for federal, state or foreign income taxes.

Quarterly Results of Operations

  The following table sets forth our unaudited quarterly results of operations data for the nine most recent quarters ended September 30, 1999, as well as such data expressed as a percentage of our total revenue for the periods presented. The information in the table below should be read in conjunction with our Consolidated Financial Statements and the Notes thereto included elsewhere in this prospectus. We have prepared this information on the same basis as the Consolidated Financial Statements and the information includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented. Our quarterly operating results have varied substantially in the past and may vary substantially in the future. You should not draw any conclusions about our future results from the results of operations for any particular quarter.

                                                         Three Months Ended
                          ------------------------------------------------------------------------------------------
                          Sept 30,  Dec. 31,  Mar. 31,   Jun. 30,  Sep. 30,  Dec. 31,  Mar. 31,  Jun. 30,   Sep. 30,
                            1997      1997      1998       1998      1998      1998      1999      1999       1999
                          --------  --------  --------   --------  --------  --------  --------  --------   --------
                                      (in thousands, except as a percentage of total revenue)
Consolidated Statement
 of Operations Data:
 Software license
  revenue...............   $  526    $1,479   $ 1,181     $3,417    $3,640    $4,519    $4,978   $ 5,296     $6,221
 Service revenue........       23        75       136        233       450       628       894     1,164      1,365
                           ------    ------   -------     ------    ------    ------    ------   -------     ------
  Total revenue.........      549     1,554     1,317      3,650     4,090     5,147     5,872     6,460      7,586
 Cost of software
  license revenue.......       18        68        73         76        87       158       287       223        156
 Cost of service
  revenue...............       20        65       118        204       176       384       334       366        419
                           ------    ------   -------     ------    ------    ------    ------   -------     ------
  Total cost of
   revenue..............       38       133       191        280       263       542       621       589        575
                           ------    ------   -------     ------    ------    ------    ------   -------     ------
 Gross profit...........      511     1,421     1,126      3,370     3,827     4,605     5,251     5,871      7,011
 Operating expenses:
 Sales and marketing....      895     1,209     1,496      2,148     2,125     2,864     3,038     3,658      4,124
 Research and
  development...........      416       493       553        730       884       806       962     1,692      1,709
 General and
  administrative........      261       332       401        617       523       742       974       744        754
 Stock-based
  compensation..........       --        --        83        167       364       661       330       573        178
 Settlement of
  litigation............       --        --        --         --        --        --        --       364         --
                           ------    ------   -------     ------    ------    ------    ------   -------     ------
  Total operating
   expenses.............    1,572     2,034     2,533      3,662     3,896     5,073     5,304     7,031      6,765
                           ------    ------   -------     ------    ------    ------    ------   -------     ------
 Income (loss) from
  operations............   (1,061)     (613)   (1,407)      (292)      (69)     (468)      (53)   (1,160)       246
 Interest income, net...       90        71        54         47        19        38        32        19        348
 Income taxes...........       --        --        --         --        --        --        --        --       (122)
                           ------    ------   -------     ------    ------    ------    ------   -------     ------
 Net income (loss)......   $ (971)   $ (542)  $(1,353)    $ (245)   $  (50)   $ (430)   $  (21)  $(1,141)    $  472
                           ======    ======   =======     ======    ======    ======    ======   =======     ======
As a Percentage of Total
 Revenue:
 Software license
  revenue...............       96 %      95 %      90 %       94 %      89 %      88 %      85 %      82 %       82 %
 Service revenue........        4         5        10          6        11        12        15        18         18
                           ------    ------   -------     ------    ------    ------    ------   -------     ------
  Total revenue.........      100       100       100        100       100       100       100       100        100
 Cost of software
  license...............        3         5         6          2         2         3         5         3          2
 Cost of services.......        4         4         9          6         4         7         6         6          6
                           ------    ------   -------     ------    ------    ------    ------   -------     ------
  Total cost of
   revenue..............        7         9        15          8         6        10        11         9          8
                           ------    ------   -------     ------    ------    ------    ------   -------     ------
 Gross margin...........       93        91        85         92        94        90        89        91         92
 Operating expenses:
 Sales and marketing....      163        78       114         59        52        56        52        57         54
 Research and
  development...........       76        32        42         20        22        16        16        26         23
 General and
  administrative........       47        20        30         16        13        14        16        12         10
 Stock-based
  compensation..........       --        --         6          5         9        13         6         9          2
 Settlement of
  litigation............       --        --        --         --        --        --        --         5         --
                           ------    ------   -------     ------    ------    ------    ------   -------     ------
  Total operating
   expenses.............      286       130       192        100        96        99        90       109         89
                           ------    ------   -------     ------    ------    ------    ------   -------     ------
 Income (loss) from
  operations............     (193)      (39)     (107)        (8)       (2)       (9)       (1)      (18)         3
 Interest income, net...       16         4         4          1         1         1         1         1          5
 Income taxes...........       --        --        --         --        --        --        --        --         (2)
                           ------    ------   -------     ------    ------    ------    ------   -------     ------
 Net income (loss)......     (177)%     (35)%    (103)%       (7)%      (1)%      (8)%      (0)%     (17)%        6 %
                           ======    ======   =======     ======    ======    ======    ======   =======     ======

 Cost of software
  license revenue, as a
  percentage of software
  license revenue.......        3 %       5 %       6 %        2 %       2 %       3 %       6 %       4%         3%
 Cost of service
  revenue, as a
  percentage of service
  revenue...............       87 %      87 %      87 %       88 %      39 %      61 %      37 %      31%        31%

  The trends discussed in the comparisons of operating results for the three months ended September 30, 1998 and 1999, and fiscal 1997, 1998 and 1999 generally apply to the comparison of results of operations for our nine most recent quarters ended September 30, 1999, except for differences as discussed below.

  Our total revenue increased in every quarter, except the quarter ended March 31, 1998, which reflected a modest decline from the prior quarter due to the timing of initial orders, which at our early stage of development represented significant portions of revenue. Our service revenue has increased every quarter and reflects an increasing percentage of total revenue due to the compounding effect of maintenance service contracts on our base of installed licenses.

  Cost of software license revenue ranged from 2% to 6% of related software license revenue during the nine quarters ended September 30, 1999, as a result of the timing of the purchase of user manuals, packaging materials and CDs, which are expensed when purchased in volume. Cost of service revenue was approximately 87% of related service revenue in each of the four quarters ended June 30, 1998, based on time spent on post-sale support activities by home office and field-based technical personnel. Cost of service revenue declined in fiscal 1999 as a percentage of total revenue due primarily to economies of scale achieved as our revenue and installed base grew. During the quarter ended December 31, 1998, we incurred a one-time charge of $132,000 relating to a special consulting project for one customer. Excluding this one-time charge, the cost of service revenue as a percentage of service revenue would have been 40% for that quarter.

  Total operating expenses increased in absolute dollar terms in every quarter during the eight quarters ended June 30, 1999 and decreased slightly in the quarter ended September 30, 1999 due to higher stock-based compensation and the settlement of the Compuware litigation which increased expenses in the quarter ended June 30, 1999. Total operating expenses during the first three quarters of fiscal 1998 ranged from 130% to 286% of total revenue, due principally to the start-up nature of our various operating activities, and since that time have ranged from 89% to 109% of total revenue as an explicit strategy of investment to allow for rapid growth. In the near future, we expect to continue to devote substantial resources to product development and expansion of our sales and marketing efforts, and expect that total operating expenses to increase in absolute dollars in future periods, although these expenses as a percentage of revenue will vary depending on the level of revenue.

Effect of Recent Accounting Pronouncements

  In June 1998, FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which defines derivatives, requires that all derivatives be carried at fair value, and provides for hedge accounting when certain conditions are met. SFAS No. 133 is effective for us in fiscal 2001. Although we have not fully assessed the implications of SFAS No. 133, we do not believe that adoption of this statement will have a material impact on our financial position, results of operations or cash flows.

  In December 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 98-9 which provides certain amendments to SOP 97-2 Software Revenue Recognition, and is effective for our fiscal year beginning July 1, 1999. Adoption of this statement does not have a material impact on our financial position, results of operations or cash flows.

Liquidity and Capital Resources

  We have funded our operations through June 30, 1999 primarily through private sales of preferred equity securities totaling $11.0 million and, to a lesser extent, through capital equipment leases and sales of common stock. In July 1999, we sold 3,000,000 shares of common stock in an underwritten public offering and in August 1999 sold an additional 450,000 shares through the exercise of underwriters' over-allotment option for aggregate net proceeds of approximately $40.4 million.

  Our operating activities resulted in net cash inflows of $236,000 and $4.6 million in the three months ended September 30, 1998 and 1999, respectively. Sources of cash during the three months ended

September 30, 1999 were principally a decrease in accounts receivable and increases in accounts payable, accrued compensation and deferred revenue. Uses of cash in the three months ended September 30, 1998 were principally for net losses, an increase in accounts receivable and a decrease in accrued compensation. Sources of cash in the three months ended September 30, 1998 were principally from stock-based compensation, a decline in prepaid expenses and increases in other liabilities and deferred revenue.

  Our investing activities resulted in net cash outflows, principally related to the acquisition of capital assets, of $440,000 and $375,000 in the three months ended September 30, 1998 and 1999, respectively.

  Financing activities provided cash of $31,000 in the three months ended September 30, 1998, related to the proceeds from the exercise of stock options. Financing activities provided net cash of $38.4 million in the three months ended September 30, 1999 principally from our initial public offering, net of cash paid to retire short-term and long-term debt.

  We believe that the net proceeds from our initial public offering and this offering, together with our cash balances and cash flow generated by operations will be sufficient to satisfy our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. Thereafter, we may require additional funds to support our working capital requirements, or for other purposes, and may seek to raise such additional funds through public or private equity financings or from other sources. We may not be able to obtain adequate or favorable financing at that time. A portion of our cash may be used to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. From time to time, in the ordinary course of business, we may evaluate potential acquisitions of businesses, products or technologies. We have no current plans, agreements or commitments, and are not currently engaged in any negotiations with respect to any such transaction.

Year 2000 Compliance

 Background of Year 2000 Issues

  Many currently-installed computer and communications systems and software products are unable to distinguish between twentieth century dates and twenty-first century dates. This situation could result in system failures or miscalculations causing disruptions, in the operations of any business, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities. As a result, many companies' software and computer and communications systems may need to be upgraded or replaced to comply with such "year 2000" requirements.

 Our Products

  In the ordinary course of our business, we test and evaluate our software products. We believe that our current AppManager Suite release is year 2000 compliant, meaning that the use or occurrence of dates on or after January 1, 2000, will not materially affect the performance of such software products or the ability of such products to correctly create, store, process and output information or data involving dates. However, we may learn that some modules do not contain all necessary software routines and codes necessary for the accurate calculation, display, storage and manipulation of data involving dates. In addition, in the majority of our larger contracts with customers, we have warranted that the use or occurrence of dates on or after January 1, 2000, will not adversely affect the performance of our products with respect to four digit date dependent data or the ability to create, store, process and output information related to such data. If any of our licensees experience year 2000 problems as a result of their use of our software products, those licensees could assert claims for damages. Many of our licensing agreements provide that if our products do not perform to their specifications, we will correct such problems or issue replacement software. If these corrective measures fail, we may refund the license fee associated with the non-performing product. To date we have not received any year 2000 related claims on our software products.

 Our State of Readiness

  Our business depends on the operation of numerous systems that could potentially be impacted by year 2000 related problems. The systems include:

  . computer and communications hardware and software systems used to deliver our software enabling keys and allow our customers and employees to download product, documentation and Knowledge Scripts

  . computer and communications hardware and software systems used internally in the management of our business

  .  communications networks such as the Internet and private intranets

  .  the internal systems of our customers and suppliers

  . non-information technology systems and services we use to manage our business, such as telephone, security and building management systems.

  Based on an analysis of all systems potentially impacted by conducting business in the year 2000 and beyond, we have pursued a phased approach to making such systems and our operations ready for the year 2000. Beyond awareness of the issues and scope of systems involved, the phases of activities included:

  . an assessment of specific underlying computer and communications systems, programs and hardware

  .  remediation or replacement of year 2000 non-compliant technology

  .  validation and testing of technologically-compliant year 2000 solutions

  .  implementation of year 2000 compliant systems.

  As of the date of this report, all of our systems have been upgraded or replaced, as appropriate and validation and testing have been completed. However, due to the inherent complexities of the year 2000 issues, there can be no assurances that material unforeseen problems will not materialize.

  We have obtained assurances from a majority of the providers of our internal production computer systems, including Compaq, Dell, Hewlett-Packard, IBM and Micron, that our computer systems are year 2000 compliant. These production computers run on the Microsoft Windows NT Server 4.0 operating system, and in accordance with Microsoft's instructions a corrective release has been implemented to ensure that this operating system is year 2000 compliant. We have also obtained assurances from a majority of the providers of our significant software applications such as Microsoft Exchange Server 5.5 and Microsoft SQL Server 6.5, that these applications are year 2000 compliant. We have also received assurances from the provider of our new accounting system software, that this software is year 2000 compliant.

  Our network routers are manufactured by Cisco Systems. We have replaced non-compliant series routers with compliant series routers. We have received assurances from our third party vendors that our other networking equipment is year 2000 compliant and that our remote access equipment, such as our Lucent InterNetworking Systems, is year 2000 compliant.

  We have also received assurances from our third party vendors that our telephone system, voicemail system and Cardkey building security system are year 2000 compliant.

 Costs to Address Year 2000 Issues

  To date, we have not incurred any material costs directly associated with our year 2000 compliance efforts, except for compensation expense associated with our salaried employees who have devoted some of their time to our year 2000 assessment and remediation efforts. We do not expect the total cost of year 2000 problems to be material to our business, financial condition and operating results. We would have incurred the replacement cost of non-information technology systems regardless of the year 2000 issue due to technology obsolescence and our growth. We have and will continue to expense all costs arising from year 2000 issues, funding them from working capital.

  We do not believe that future expenditures to upgrade internal systems and applications will materially harm our business. In addition, although we do not know the potential costs of redeployment of personnel and any delays in implementing other projects, we anticipate the costs to be immaterial and we expect minimal adverse impact on our business.

 Contingency Plans

  We have not developed a formal contingency plan for handling year 2000 problems that are not detected and corrected prior to their occurrence. Generally, we believe that non-product issues can be resolved with short-term manual solutions, the use of redundant server-hosting services contracted for by NetIQ, or other software or service solutions, We expect to deal with product-related issues, if any, in an expeditious manner by applying NetIQ engineering and other technical resources. Additional contingency planning activities will continue and we expect to institute appropriate contingency plans from time to time.

 Customers' Purchasing Patterns

  Prior to the end of 1999 and continuing into 2000, there is likely to be an increased customer focus on addressing year 2000 compliance issues. We believe that some customers have delayed deployment of new software, including new versions and product updates, and may continue to do so, to avoid the possibility of introducing or encountering any new year 2000 problems. We believe that some customers have chosen to defer new software product purchases to avoid year 2000 problems and there is a risk that existing or potential customers may also choose to defer new software product purchases as a result of year 2000 concerns. Moreover, customers may reallocate capital expenditures or personnel in order to fix year 2000 problems of existing systems instead of purchasing new software. If additional customers defer purchases or reallocate capital expenditures and personnel, it could lower our product sales and service revenue. In addition, year 2000 compliance issues also could cause a significant number of companies, including our current customers, to reevaluate their current system needs and, as a result, consider switching to other systems and suppliers.

Quantitative And Qualitative Disclosures About Market Risk

  We do not use derivative financial instruments in our investment portfolio and have no foreign exchange contracts. Our financial instruments consist of cash and cash equivalents, short-term investments, trade accounts and contracts receivable, accounts payable, and long-term obligations. We consider investments in highly liquid instruments purchased with a remaining maturity of 90 days or less at the date of purchase to be cash equivalents. Our exposure to market risk for changes in interest rates relates primarily to our short-term investments and short-term obligations, thus, fluctuations in interest rates would not have a material impact on the fair value of these securities.

  Our business is principally transacted in United States dollars. During the three months ended September 30, 1999, 7% of our invoices were in currencies other than the United States dollar. Accordingly, we are subject to exposure from adverse movements in foreign currency exchange rates. This exposure is primarily related to local currency denominated revenue and operating expenses in Australia, Germany, Japan, Singapore and the United Kingdom. We believe that a natural hedge exists in local currencies, as local currency denominated revenue will substantially offset the local currency denominated operating expenses. We assess the need to utilize financial instruments to hedge currency exposures on an ongoing basis. However, as of September 30, 1999, we had no hedging contracts outstanding.

  At September 30, 1999 we had $52.3 million in cash and cash equivalents. A hypothetical 10% increase or decrease in interest rates would not have a material impact on our earnings or loss, or the fair market value or cash flows of these instruments.

                                    BUSINESS

  The following Business section contains forward-looking statements relating to future events or our future financial performance, which involves risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth in "Risk Factors" and elsewhere in this prospectus.

NetIQ Overview

  We provide eBusiness infrastructure management software that enables businesses to optimize the performance and availability of their Windows NT-based systems and applications. In addition, we have released software products that support existing preliminary versions of Windows 2000-based systems and applications and plan to release software products to support the commercially released version of Windows 2000 when it becomes available.

  As businesses increasingly use the Internet for eBusiness, or the electronic conduct of business with partners as well as with customers, many of these businesses are relying upon Windows NT-based systems and applications for critical business functions. Electronic messaging, or e-mail, which provides an increasingly important means of communication between businesses and their partners, customers and employees, is an example of a critical business application that many companies are deploying on the Windows NT operating system. In addition to e-mail, businesses are increasingly using Windows NT servers to run their Internet site and to support electronic commerce initiatives.

  Because of the critical importance of e-mail and web servers in an eBusiness infrastructure--for example, the Gartner Group estimates that by 2001 businesses will receive 25% of all inquiries via e-mail and the Internet--these systems require high performance and availability standards, including around-the-clock uptime. Our eBusiness infrastructure management software, which is called the NetIQ AppManager Suite, enables businesses to centrally manage the performance and helps ensure the availability of their Windows NT-based e-mail and web servers. In addition to managing e-mail and web servers, AppManager also manages database applications such as Oracle and SAP R/3, hardware management tools and the underlying Windows NT and, with its anticipated commercial release, Windows 2000 operating systems. By helping ensure the availability of a wide range of Windows NT-based systems and applications through automated monitoring, correction and reporting features, AppManager helps lower the total cost of ownership of businesses' Windows NT-based eBusiness infrastructure.

Industry Background

  The use of the Internet to promote the electronic conduct of business with partners as well as with customers, or eBusiness, is fundamentally changing business-to-business, business-to-consumer and business-to-employee interactions. To capitalize on the eBusiness opportunity, businesses require complex systems comprised of sophisticated software applications and hardware products that, among other things, facilitate the electronic communication between businesses and their partners, customers and employees. We refer to these applications and products, which include electronic messaging, or e-mail, web servers, database servers and applications and the underlying hardware, as eBusiness infrastructure, because they comprise the tools that businesses require to compete in an eBusiness environment.

  Businesses are increasingly turning to the Windows NT operating system as a leading platform for deploying eBusiness infrastructure software applications. According to International Data Corporation, a leading information technology research firm, the market for Windows NT-based servers will grow from 1.3 million servers in 1998, or 32% of all server operating systems shipped in that year, to an estimated 3.3 million servers by 2002, or 51% of all server operating systems shipped in that year. The growth of Windows NT has been driven by, among other things, businesses' increasing reliance on e-mail and web servers and applications. For example, businesses are increasingly deploying e-mail servers using Windows NT. According to International Data Corporation, the percentage of all e-mail server software deployed on Windows NT as opposed to other operating systems will grow from approximately 43% in 1998 to approximately 65% in 2001.

Forrester Research estimated by the year 2000 large businesses will run 60% of their web servers on Windows NT. Additionally, it is expected that over the next few years businesses will start to gradually migrate to Windows 2000, Microsoft's next generation operating system, which is currently scheduled for first commercial release during the first quarter of 2000.

  Because businesses rely on Windows NT-based systems and applications to help them compete in an eBusiness environment, these systems and applications require high performance and availability standards, including around-the-clock uptime. However, the growth and deployment of Windows NT-based systems and applications in highly complex computing environments have created a number of unique performance and application management challenges. These complex, distributed computing environments are characterized by multiple servers running multiple enterprise-wide applications at remote locations. These challenges range from basic tasks such as monitoring central processing unit utilization and memory and disk-space availability to tasks as complex as monitoring Internet traffic and e-mail response times or identifying specific database commands that are creating bottlenecks for system performance. According to the Gartner Group, an industry research firm, in a survey of more than 100 companies, Windows NT-specific issues created an average of 224.5 hours of unscheduled downtime per machine per year, as compared to UNIX system-specific issues which averaged 23.6 hours of downtime and AS/400 system-specific issues which averaged 5.2 hours of downtime.

  To address the performance and availability management challenges created by the increasing deployment of eBusiness systems and applications on Windows NT, businesses require infrastructure management software to ensure the availability of eBusiness applications and optimize the performance of these applications and their underlying systems through automated monitoring, correction and reporting procedures.

  We believe that traditional systems management solutions have not adequately addressed the unique challenges of the complex deployment of eBusiness systems and applications within the Windows NT environment. Among these traditional systems management solutions are "framework" products that attempt to address all aspects of system and application management problems across multiple platforms, such as Windows NT, UNIX and AS/400, with a single product suite. According to the Gartner Group, these framework products have generally performed poorly, have been difficult to implement and Gartner Group estimates that 36 months after purchase, 70% of enterprise management framework implementations fail to be fully and successfully implemented and utilized. UNIX-based systems management vendors have attempted to modify their UNIX-based platforms to address specific systems and applications management needs for Windows NT. In addition, because these framework and UNIX-based systems management solutions have not been designed specifically for the Windows NT platform, they often are more difficult to use because they do not incorporate the "look and feel" of Windows NT, and generally use non-Windows oriented language and commands to extend the functionality of basic systems. Furthermore, many of these systems management solutions offer only limited reporting functions and utilize an architecture that does not easily scale to accommodate the growth in the number of Windows NT servers and applications organizations are deploying across their computing enterprises. Because of their limitations, framework and UNIX-based systems management solutions often require extensive and costly customization, long deployment times and significant ongoing support, thereby increasing an organizations' total cost of ownership.

  The unique challenges for managing Windows NT-based eBusiness systems and applications have created the need for eBusiness infrastructure management software that is designed specifically for the Windows NT and Windows 2000 environment. We believe a complete eBusiness infrastructure management software solution for the distributed Windows NT and Windows 2000 environment must incorporate the following characteristics:

  . Comprehensive breadth and depth of performance and availability management capabilities optimized for the Windows NT and Windows 2000 environment
  . Familiar "look and feel" of Microsoft Windows NT and Windows 2000-based products that information technology professionals can easily adopt and use
  . Advanced architecture that scales to support rapid growth in the number of servers and applications deployed on the Windows NT and Windows 2000 platform yet retains centralized access and control
  . Rapid deployment capabilities and low maintenance costs that result in improved return on investment
  . Close integration with other systems, network and hardware management solutions

The NetIQ Solution

  Our AppManager products provide a comprehensive solution for centrally managing the performance of businesses' Windows NT environments. Utilizing a centralized console with automated monitoring, correction and reporting capabilities, our products help optimize the performance and availability of Windows NT systems and applications and reduce associated support costs. Key features of our solution include:

  Comprehensive Windows NT-Based Systems and Application Management
  Functionality

  AppManager consists of fully integrated product modules known as "AppManagers" that provide comprehensive functionality for managing Windows NT-based systems and the popular applications that run on Windows NT. AppManager has broad functionality that enables information technology professionals to rapidly detect problems, identify the underlying source of the problems, implement corrective measures and generate focused management reports through an automated process. AppManager also provides approximately 500 pre-packaged "Knowledge Scripts," or business rules and policies, that indicate the most relevant statistics that need to be monitored at specified thresholds and intervals. Information technology professionals can easily customize these Knowledge Scripts or develop their own to meet organization-specific requirements.

  Utilizes and Builds Upon Microsoft Technology and Standards

  AppManager utilizes and builds upon leading Microsoft technologies and standards, protocols and application programming interfaces. As a result, AppManager looks, feels and operates in the same manner as Microsoft Windows NT products, helping information technology professionals adopt and use AppManager more easily than system management solutions that have been adapted from solutions for non-Windows platforms. Furthermore, as new and emerging Windows NT standards, products, including Windows 2000, and features develop, we will incorporate these standards and features into AppManager.

  Scalable Product; Centralized Control

  AppManager's architecture scales easily to accommodate growth in the number of Windows NT servers and Windows NT-based applications that organizations deploy in their computing environments. Many of our customers gradually adopt and roll-out Windows NT throughout their enterprise on a server-by-server basis, and deploy additional Windows NT-based applications on an application-by-application basis. As customers increase their use of Windows NT-based systems and applications, our architecture scales to accommodate this growth and continues to enable information technology professionals to manage their server base from a centralized console.

  Rapid Deployment; Reduced Total Cost of Ownership

  Because AppManager provides comprehensive, "out-of-the-box" functionality and has the "look and feel" of Microsoft Windows NT products, it is easier for information technology professionals to deploy and maintain our products than traditional system management solutions. AppManager requires minimal customization, maintenance and ongoing customer support and is designed to reduce the total cost of ownership and administration of distributed Windows NT environments, relative to other system management solutions. Our Knowledge Scripts enable information technology professionals to quickly implement AppManager and our architecture enables organizations to efficiently roll-out AppManager from limited departmental uses to managing multiple important applications throughout an organization.

  Open Architecture that Integrates with Existing System, Network and Hardware Management Products

  Since many of our customers have made significant investments in legacy system and network management applications, we have designed our products to integrate closely with these solutions. We have developed "connectors" that integrate with leading enterprise management framework products by sharing performance and event information. In addition, because many organizations have purchased Windows NT servers from multiple hardware vendors, AppManager includes product modules that integrate with hardware management tools to monitor the status and performance of the hardware underlying Windows NT systems.

  Optimized for Microsoft's Channel

  Because we focus exclusively on the Windows NT market and the developing Windows 2000 market, we understand and can address the needs of this marketplace. We target our sales efforts on the Windows NT segments of our customers' information technology departments where the need for products and expertise similar to ours is particularly acute. Moreover, because our products have the "look and feel" of Microsoft technology and are developed for Microsoft users, Microsoft's third party resellers and channel partners typically find our products easy to market, sell and support.

Strategy

  Our objective is to be the leading provider of eBusiness infrastructure management software that enables businesses to optimize the performance and availability of their Windows NT-based systems and applications and developing Windows 2000-based systems and applications. Key elements of our strategy include:

   Enhancing Position as a Leading Provider of Windows NT eBusiness Infrastructure Management Solutions and Developing Similar Leadership Position for Providing eBusiness Infrastructure Management Solutions for Windows 2000

  We intend to strengthen our technology leadership position in the Windows NT eBusiness infrastructure management software market by continuing to focus on managing applications that businesses are increasingly relying on to perform critical business functions, including electronic messaging, Internet, group collaboration and database applications. We intend to enhance our comprehensive solutions by offering broader "out-of-the box" functionality and closer integration with third party system, network and hardware management products. We also intend to continue to introduce additional AppManager modules for managing additional important applications such as Microsoft's Commerce Server. In addition, we have released software products that support existing preliminary versions of Windows 2000-based systems and applications and plan to release software products to support the commercially released version of Windows 2000 when it becomes available.

  Target Enterprise-wide Deployment within Existing Customer Base

  As of the date of this prospectus, we license our products to over 550 customers across a broad range of industries. A number of our customers initially deploy AppManager on a departmental basis or for managing particular Windows NT-based systems or applications. We have focused and will continue to focus on expanding existing customers' use of AppManager to an enterprise-wide deployment managing multiple applications.

  Expand Distribution Channels

  We have formed relationships with value added resellers, system integrators, original equipment manufacturers and distributors. We intend to build upon these relationships and to pursue new ones. In particular, we intend to continue to focus on relationships with third party resellers of Microsoft products that constitute the most significant distribution channel for Windows NT and Windows 2000-based systems and applications.

  Increase International Presence

  We believe that international markets present a substantial growth opportunity for us as the worldwide market for Windows NT-based systems and applications continues to expand, including the expected expansion of this market with the anticipated introduction of Windows 2000, and as organizations increasingly recognize the advantages of eBusiness infrastructure management software solutions. We intend to expand our field and inside sales forces and establish additional field offices in the United States and internationally. We plan to complement our current international distribution channels by developing relationships with additional international resellers, distributors and original equipment manufacturers. Working with our Japanese original equipment manufacturers, we have developed branded Japanese versions of our AppManager products for each of these original equipment manufacturers to market, sell and support and we intend to develop additional localized versions of our products in the future.

  Expand Relationships with Microsoft

  We intend to expand our relationships with Microsoft to further develop our eBusiness infrastructure management solutions for Windows NT and Windows 2000-based systems and applications and expand our penetration of the Windows NT market. We participate in Microsoft's testing and feedback programs for new systems and applications and intend to support all current and future Windows NT and Windows 2000 technologies and standards. We plan to continue to participate in joint marketing programs with Microsoft, expand Microsoft's use of our products and continue to support new Microsoft Windows NT and Windows 2000-based applications.

Products and Technology

  We develop, market and support the NetIQ AppManager Suite, a leading eBusiness infrastructure management software solution for distributed Windows NT environments. AppManager's automated monitoring, correction and reporting features help information technology professionals optimize the performance and increase the availability of their Windows NT-based systems and electronic messaging, Internet and database applications, while reducing associated support costs. Additionally, AppManager can monitor the status and performance of the hardware underlying Windows NT systems. By using our AppManager connector integration products, information technology professionals can use AppManager with system and network management framework products to share performance and event information. The following diagram illustrates how AppManager enables information technology professionals to comprehensively manage applications, underlying operating systems and hardware platforms that businesses rely on to perform critical business functions in their Windows NT environment from a central console.

                   NetIQ's Comprehensive Approach to Managing
                            Windows NT Environments


[Graphic depiction of the interface between the company's product, the applications, the Windows NT operating system and hardware platforms.]

  Our AppManager product suite is a set of fully integrated product modules known as "AppManagers." The following table summarizes the functionality of our Windows NT-based AppManager products by server or product category.

      Server or                 NetIQ Products
   Product Category           (Year Introduced)           Representative Functionality
--------------------------------------------------------------------------------------
  Windows NT         AppManager for                       . Identifies CPU bottlenecks
   Operating                                                and
   Systems           . Microsoft Windows NT (1996)          terminates runaway
                                                            processes
                     . Microsoft Cluster Server (1997)    . Checks if key services are
                                                            down and
                     . Windows NT Server, Terminal Server   auto-starts
                       Edition
                       (1998)                             . Tracks disk space
                                                            utilization
                     . Citrix WinFrame (1998)             . Determines if running low
                                                            on DHCP
                     . Microsoft Windows Load Balance       leases
                       Service (1999)
                     . Active Directory (1999)            . Resets terminal server
                                                            session
                                                          . Reboots downed Windows NT
                                                            server
--------------------------------------------------------------------------------------
  Messaging Servers  AppManager for                       . Monitors e-mail
                                                            connectivity and
                     . Microsoft Exchange Server (1996)     response time
                     . Lotus Domino/Notes (1997)          . Reports on e-mail traffic
                                                            flow
                     . Microsoft Message Queue Server     . Identifies top senders and
                       (1997)                               receivers of e-mail
                                                          . Monitors e-mail space
                                                            usage
--------------------------------------------------------------------------------------
  Internet/Web       AppManager for                       . Monitors connection to
   Servers                                                  URLs
                     . Microsoft Internet Information     . Examines contents of URLs
                       Server (1996)                        and checks
                     . Microsoft Commercial Internet        for changes
                       System News Server
                       (1997)                             . Monitors the availability
                                                            of a web server
                     . Microsoft Proxy Server (1998)      . Displays HTTP connections
                     . Microsoft Site Server (1999)       . Detects unauthorized login
                                                            attempts
                                                          . Detects if an Internet
                                                            port or IP address can be
                                                            accessed
--------------------------------------------------------------------------------------
  Database Servers   AppManager for                       . Identifies SQL statements
                                                            utilizing
                     . Microsoft SQL Server (1996)          most amount of system
                                                            resources
                     . Microsoft Transaction Server       . Monitors database space
                       (1997)                               usage
                     . Oracle (1998)                      . Tracks locking conditions
                     . SAP R/3 (1999)                     . Truncates transaction log
                                                            if running out of space
--------------------------------------------------------------------------------------
  Hardware           AppManager for                       . Monitors computer
   Management                                               temperature
   Tools             . Compaq Insight Manager (1997)      . Detects if UPS battery is
                                                            running low
                     . HP TopTools for Servers (1998)     . Reports error status of
                                                            network interface
                     . Dell OpenManage (1998)               cards
                     . NEC ESMPro* (1998)                 . Monitors system voltage
                     .IBM NetFinity (1999)                . Tracks asset information
                     .Siemens ServerView (1999)             such as serial numbers
--------------------------------------------------------------------------------------
  Third-Party Tools  AppManager for                       . Detects if software
                                                            distribution has
                     . Microsoft Systems Management         failed
                       Server (1996)
                     . Microsoft SNA Server (1999)        . Checks status of tool's
                                                            services and
                     . CA ARCServe (1999)                   auto-restart
                     . Veritas Backup Exec (1999)         . Monitors SNA connections
                     . Legato NetWorker (1999)            . Determines if backup job
                                                            has failed
--------------------------------------------------------------------------------------
  "Connector" to     AppManager Connector for             . Receives events from
   Management                                               AppManager
   Frameworks        . Tivoli Enterprise (1998)           . Invokes AppManager console
                                                            from
                     . CA Unicenter TNG (1998)              within framework
                     . HP OpenView Network Node Manager   . Distributes AppManager
                       (1998)                               software
                     . Cabletron SPECTRUM (1999)
--------------------------------------------------------------------------------------
  Console Products   AppManager for                       . Views and acknowledges
                                                            events
                     . Operator Console (1996)            . Generates service level
                                                            agreement
                     . Developer Console (1996)             reports
                     . Web Access Console (1997)          . Edits pre-defined
                                                            Knowledge Scripts
                                                          . Displays performance
                                                            metrics

--------------------------------------------------------------------------------
* Available only with the Japanese edition of the NetIQ AppManager Suite.

  We also provide a localized version of our AppManager products for the Japanese market.

  Native Windows NT Implementation

  AppManager uses standard Microsoft technology such as Visual Basic for Applications scripting, the Microsoft COM object model and SQL Server. As a result, AppManager looks, feels and operates the same as Microsoft products. Our use of widely accepted Microsoft standards also makes our AppManager products easy to customize and implement in a customer's existing IT environment. We intend to continue to support new Microsoft technology, including emerging Windows 2000-based technologies such as Active Directory and Windows Management Instrumentation, a component of Microsoft's Web-based Enterprise Management initiative, or WBEM.

  Open Architecture that Easily Scales to Accommodate Growth

  AppManager's advanced architecture easily scales to accommodate growth in the number of Windows NT servers businesses deploy in their highly complex computing environment and includes an exception-based communication mechanism that reports only system events and exception data which minimizes network traffic, and intelligent management agents that can continue to monitor systems and applications regardless of the status of the network connection. AppManager also offers information technology professionals the flexibility to work from a robust Web-based interface to start and stop monitoring jobs and view performance and event data.

  AppManager's architecture is comprised of the following tiers:

  . AppManager Console. The console is an easy-to-use graphical user interface program that displays systems and applications as resource icons within a familiar Microsoft Explorer-type tree view. The console is used to centrally define and control the execution of Knowledge Scripts, business rules and policies. The Knowledge Scripts run as Visual Basic for Applications scripts that collect performance data, monitor for events and initiate corrective actions.
  . Web Console. The Web console is an optional program that lets users monitor their entire Windows NT environment from a Web browser.
  . Repository Server. The repository server is a Microsoft SQL Server database that stores performance and availability management data. The repository server allows for custom reporting and provides over 200 standardized reports for users to choose from. These standardized reports focus on summarizing inventory, performance and event data collected by AppManager for both Windows NT-based systems and applications, and are designed to help information technology personnel determine if they are meeting their required service levels.
  . Management Server. The management server is a program that manages event-
    driven communication between the repository and the agent programs.
  . Agent. The agent is an easy-to-use and easy-to-deploy program that receives requests from the management server to either run or stop a Knowledge Script. After receiving a request, the agent program communicates back any system events and exceptional data collected by the running Knowledge Scripts. Users can centrally "push" the AppManager agents to remote systems for easy deployment.

  The following graphic illustrates the multiple tiers of the NetIQ AppManager architecture:


[Graphic depiction of the relationship between AppManager consoles, management server, repository server and agents.]

Customers

  As of the date of this prospectus, we license our AppManager products to more than 550 customers. The following is a representative list of our customers that have purchased at least $100,000 in software licenses and services since the beginning of fiscal 1998:

  Government                               Utilities/Energy


    Defense Intelligence Agency                Exxon Computing Services
    Department of Veterans Affairs             Fina Oil and Chemical Company
    Ministere Emploi et Solidarite             Koch Industries
    US Postal Inspection Service               Shell Services International
    US Air Force                               Southern Company Services

                                               Williams Information Services
  Financial Services


                                           Manufacturing/Distribution
    Arthur Andersen & Co.

    Charles Schwab & Co.                       ALCOA
    Dresdner Bank AG                           Boeing Shared Services
    Great West Life & Annuity Insurance        Robert Bosch GmbH
    JC Bradford & Co.                          General Electric
    NationsBank/Bank of America                Georgia-Pacific

    Northern Trust
    Safeco Insurance Companies             Pharmaceuticals/Health Care

    Standard & Poor's
    Unum Corp.                                 Baptist Memorial Hospital
    Wells Fargo Bank N.A.                      Cerner Corporation
                                               Glaxo Wellcome

  High Technology                              Mayo Foundation for Medical
                                                Education and Research

    DataReturn Corporation                     Merck & Co.
    Dell Computer                              Pfizer

    Interliant
    Microsoft Corporation                  Retail/Consumer Packaged Goods

    Microstrategy
    NCR Corporation                            London Drugs
    Network Associates                         Nabisco Foods
    PeopleSoft                                 Nordstrom Information Systems
    Siemens Business Services                  Office Depot
    Unisys Corporation                         Pepsi-Cola
                                               Philip Morris Europe


                                           Telecommunications

                                               American Telephone & Telegraph
                                               Co.
                                               BellSouth Cellular Corp.
                                               Belgacom

Sales, Marketing and Distribution

  Field and Inside Sales

  We market our software and services through our field sales organization located at our headquarters facility in Santa Clara, California, our domestic field offices in Atlanta, Bellevue, Dallas, Denver, Fairfax and New York City, and our international field offices in London, Munich, Singapore, Sydney and Tokyo. Each of our field sales offices includes a territory manager and one or more systems engineers. The territory manager and system engineer concentrate on Fortune 1000-sized accounts that have at least 100 Windows NT servers.

Channel sales representatives focus on managing sales activities of our regional channel partners and branch sales offices of our national reseller partners. Typically, our sales process will include an initial sales presentation in person or over the phone, a product demonstration, a product evaluation period, a closing meeting and a purchase process. Generally the sales process includes licensing our products to potential customers on a trial basis. Our sales process typically takes 90 to 180 days, but this process can be longer for large, enterprise-wide sales.

  Our field sales organization is complemented by an inside sales organization with offices at our Santa Clara, California headquarters and in our London and Sydney field offices. Our inside sales organization typically handles orders from customers who have fewer than 100 Windows NT servers that are not processed or sold through the channel, or at times in concert with our channel partners. Our inside sales personnel also handle sales lead qualification, help recruit regional channel partners and distribute leads to the field sales organization or channel partners.

  Value Added Resellers, System Integrators, Distributors and Original Equipment Manufacturers

  We have implemented a channel partner program, our NetIQ Partner Network, that provides training, certification, technical support, priority communications regarding upcoming activities and products and joint sales and marketing activities. In North America, Tech Data is the primary distributor of our product and our sole U.S. distributor as of the date of this prospectus, and, as of September 30, 1999, we had over 52 third party channel partners who purchase our products through Tech Data. We sell our products to Tech Data based upon previously-negotiated prices. Tech Data, in turn, resells our products to their resellers at previously-negotiated prices. Our agreement with Tech Data is for successive one-year terms that expire each June, but is subject to automatic one-year renewals unless either party provides a termination notice prior to the renewal date. Either party to the distribution agreement may terminate the contract upon 30 days written notice to the other party. We have also established a network of value added resellers and system integrators in Europe, Latin America and the Asia-Pacific region who perform marketing, sales and technical support functions in their country or region. Each value added reseller may distribute our products directly to the customer and/or through other resellers. We had 33 channel partners outside of North America as of September 30, 1999. In addition, we have worked with NEC, Fujitsu and Hitachi to develop branded Japanese versions of AppManager that each of these original equipment manufacturers markets, sells and supports.

  Marketing

  We have a number of marketing programs designed to inform customers about the capabilities and benefits of our AppManager products. Our marketing efforts include participation in industry trade shows, technical conferences and technology seminars, preparation of competitive analyses, sales training, publication of technical and educational articles in industry journals, advertising, public relations, and analyst and press tours.

  Relationships with Developers of Windows NT-Based Systems and Applications

  We have relationships with developers of Windows NT-based systems and applications including Cabletron, Citrix, Compaq, Computer Associates, Dell Computer, Hewlett-Packard, IBM, including both its Lotus and Tivoli subsidiaries, Legato, Microsoft, Oracle and Unisys. As part of these relationships, we often develop joint marketing programs with these software and hardware vendors. Our relationship with Microsoft is an example of this type of product-based relationship. Microsoft is one of our larger customers, and sales of software licenses to Microsoft represented 2% of our software license revenue in fiscal 1998 and 1% in each of fiscal 1999 and the three months ended September 30, 1999. Microsoft's information technology group selected AppManager to monitor the performance and availability of its worldwide Windows NT environment, as well as to centrally monitor its Windows NT-based applications server infrastructure. Recently, Microsoft has permitted one of our engineers to work with its Windows NT development group at its Redmond, Washington headquarters. Microsoft also contracts for one of our engineers to provide support for Microsoft's use of our products. Another example of our product-based relationships is our relationship with Compaq, whose service organization is a worldwide reseller of AppManager.

  International Sales

  International sales did not account for any of our revenue in fiscal 1997, but represented 10% of total revenue in fiscal 1998, 20% of total revenue in fiscal 1999 and 23% of total revenue in the three months ended September 30, 1999. We anticipate that as we expand our international sales efforts, the percentage of revenue derived from international sources will continue to increase. Currently, a majority of our international business is conducted in U.S. dollars. However, as we expand our international operations, we expect that our international business will increasingly be conducted in foreign currencies. Fluctuations in the value of foreign currencies relative to the U.S. dollar have caused, and we expect such fluctuation to increasingly cause, currency transaction gains and losses. We cannot predict the effect of exchange rate fluctuations upon future quarterly and annual operating results. We may experience currency losses in the future. To date, we have not adopted a hedging program to protect us from risks associated with foreign currency fluctuations.

Customer Support

  Our technical support organization provides ongoing technical support for our customers and for prospective customers during the period in which a prospective customer evaluates our AppManager. We offer technical support services 24 hours a day, seven days a week via our Internet site, telephone, e-mail, a support Web site and fax. Customers are notified about the availability of regular maintenance and enhancement releases via Internet-based e-mail. Initial product license fees include one year of product software maintenance and support. Thereafter, customers are entitled to receive software updates, maintenance releases and technical support for an annual maintenance fee.

  We also offer training courses for the implementation and administration of our products. Product training is provided on a periodic basis at our headquarters in Santa Clara, California, at the offices of members of our NetIQ Partner Network and also at customer sites throughout the United States and Europe.

  Our professional services group provides product training, consulting and implementation services for a fee in order to assist customers in maximizing the benefits of our products. A significant focus of our professional services group is also to train and support partners who are members of the NetIQ Network Partner channel program in how to provide AppManager-related services and support to customers.

Research and Development

  Our research and development organization is responsible for the design, development and release of our products. The group is organized into development, quality assurance, product management, documentation and localization disciplines. Members from each discipline form separate product teams that work closely with sales, marketing and customer support to better understand market needs and user requirements. Additionally, we have a well developed information feedback loop with our customers to respond to and address their changing system and application management requirements. When appropriate, we also utilize third parties to expand the capacity and technical expertise of our internal research and development team. On occasion, we have licensed third-party technology which we believe shortens time to market without compromising competitive position or product quality.

  We have made substantial investments in research and development. Our research and development expenses were, $1.0 million, $2.2 million and $4.3 million in fiscal 1997, 1998 and 1999, respectively. Our research and development expenses were $884,000 and $1.7 million, respectively, in the three months ended September 30, 1998 and 1999. The dollar increase in fiscal 1997 and fiscal 1998 was due primarily to increased staffing and the purchasing of additional hardware and software for development and testing purposes. For a further discussion of our research and development programs, see "Management's Discussion and Analysis of

Financial Condition and Results of Operations" beginning on page 19 of this prospectus and "Risk Factors--If we do not respond adequately to our industry's evolving technology standards . . ." on page 11 of this prospectus.

Competition

  The market for applications management software for optimizing the performance and availability of Windows NT-based systems and applications is new, rapidly evolving and highly competitive, and we expect competition in this market to persist and intensify. New products for this market are frequently introduced and existing products are continually enhanced. We may not be able to compete successfully against current and/or future competitors and such inability would materially adversely affect our business, future quarterly and annual operating results and financial condition. See "Risk Factors--New product introductions and pricing strategies by our existing competitors . . ." beginning on page 6 of this prospectus, regarding risks associated with current competitive pressures.

  Existing Competition. We currently face competition from a number of sources, including:

  . Providers of network and systems management framework products such as
    IBM, Computer Associates and Hewlett-Packard
  . Providers of performance and availability management solutions such as
    BMC Software
  . Customers' internal information technology departments that develop or integrate system and application monitoring tools for their particular needs

  Future Competition. We may face competition in the future from established companies who have not previously entered the market for performance and availability management software for Windows NT-based or Windows 2000-based systems and applications as well as from emerging companies. Barriers to entry in the software market are relatively low. Established companies may not only develop their own Windows NT-based or Windows 2000-based system and application management solutions, but they may also acquire or establish cooperative relationships with our current competitors, including cooperative relationships between large, established companies and smaller private companies. These larger companies may be able to acquire the technology and expertise of smaller companies to penetrate our market quickly. It is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share.

  To date, Microsoft has not competed against us in the market for applications management software for optimizing the performance and availability of Windows NT-based or Windows 2000-based systems and applications. However, Microsoft may enter this market in the future, and this could materially adversely affect our business, future annual and quarterly results of operations and financial condition. As part of its competitive strategy, Microsoft could bundle performance and availability management software with its Windows NT or Windows 2000-based operating system software and this could discourage potential customers from purchasing our products. Even if the functionality provided as standard features by future Microsoft operating system software were more limited than that of our AppManager products, a significant number of customers or potential customers might elect to accept more limited functionality in lieu of purchasing additional software. Moreover, competitive pressures resulting from this type of bundling could lead to price reductions for our products which would reduce our margins and could materially adversely affect our business, quarterly and annual operating results and financial condition.

  In addition to Microsoft, other potential competitors may bundle their products or incorporate applications management software for optimizing the performance and availability of Windows NT-based or Windows 2000-based systems and applications into existing products including for promotional purposes. In addition, our ability to sell our products will depend, in part, on the compatibility of our products with other third party products. These third party software developers may change their products so that they will no longer be compatible with our products. If our competitors were to bundle their products in this manner or make their products non-compatible with ours, this could materially adversely affect our ability to sell our products and could lead to price reductions for our products which could reduce our profit margins.

Intellectual Property

  Our success is heavily dependent upon proprietary technology. We rely primarily on a combination of patent, copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights. These laws and procedures provide only limited protection. We have applied for three patents relating to our engineering work, all of which have been issued or approved for issuance.

  We license technology that helps AppManager Suite run our applications management modules from Summit Software on a non-exclusive, worldwide basis. Our AppManager product modules for Windows NT, Windows NT Workstation and Super Console incorporate to Summit Software technology. Under the terms of our license agreement, we pay limited royalties to Summit. We license this technology on a year-to-year basis which is automatically renewed each August and, in the event our license agreement for this technology is terminated, we may continue to sell our AppManager Suite with the Summit technology for a period of 24 months following the termination of the license agreement. Our license is terminable upon 60 days notice in the event a default under the licensing agreement occurs, including our failure to pay royalty fees on a timely basis or any other material breach by us of the license agreement.

Employees

  As of September 30, 1999, we had 150 employees, 43 of whom were engaged in research and development, 76 in sales and marketing, 12 in customer support and 19 in finance and administration. None of our employees is represented by a collective bargaining agreement. We have not experienced any work stoppages and consider our relations with our employees to be good. For a discussion of our need to attract and retain additional qualified personnel, see "Risk Factors-- We will need to recruit and retain additional qualified personnel..." on page 10 of this prospectus.

Facilities

  Our principal administrative, sales, marketing, customer support and research and development facility is located at our headquarters facility in Santa Clara, California. We currently occupy approximately 23,000 square feet of office space in the Santa Clara facility under the terms of a lease expiring in July 2003. In addition we have leased approximately 8,000 square feet of additional space in the same building through August 2000. Our current facilities are expected to be adequate to meet our needs through July 2000 and we are currently evaluating additional space in the local area. We believe that suitable additional facilities will be available as needed on commercially reasonable terms.

  We also lease space for sales and marketing offices in Atlanta, Bellevue, Dallas, Denver, Fairfax and New York City, and have international field offices in London, Munich, Singapore, Sydney and Tokyo.

                                   MANAGEMENT

  The following table sets forth information with respect to our executive officers and directors as of the date of this prospectus.

Executive Officers And Directors

 Name                              Age                 Position
 ----                              ---                 --------
 Ching-Fa Hwang...................  51 President, Chief Executive Officer and
                                       Director
 James A. Barth...................  56 Vice President, Finance, Chief Financial
                                       Officer and Secretary
 Her-Daw Che......................  50 Vice President, Engineering and Director
 Thomas R. Kemp...................  33 Vice President, Marketing
 Glenn S. Winokur.................  41 Vice President, Worldwide Sales
 Kuo-Wei ("Herbert") Chang(1)(2)..  37 Director
 Louis C. Cole(2).................  56 Director
 Alan W. Kaufman(1)(2)............  61 Director
 Ying-Hon Wong....................  42 Director

---------------------
(1) Member of Audit Committee

(2) Member of Compensation Committee

  Ching-Fa Hwang co-founded NetIQ in June 1995 and has served as our President and Chief Executive Officer and as a director since our inception. From June 1995 to March 1999, Mr. Hwang also served as our Chief Financial Officer. From September 1994 to June 1995, Mr. Hwang served as the Vice President of Research at Compuware, a developer of information systems software. From August 1993 to September 1994, Mr. Hwang served as the Vice President of Technical Services and General Manager at the EcoSystems Business Group of Compuware. In May 1991, Mr. Hwang co-founded EcoSystems Software, a client/server management software provider, and served as its Vice President of Engineering from its inception until its sale to Compuware in August 1993. Mr. Hwang holds a B.S. in electrical engineering from National Taiwan University and a M.S. in computer science from the University of Utah.

  James A. Barth has served as our Vice President, Finance, Chief Financial Officer and Secretary since March 1999. From November 1997 until March 1999, Mr. Barth served as the Vice President, Chief Financial Officer and Secretary of Interlink Computer Sciences, a developer of enterprise networking software designed for the IBM mainframe platform. From October 1994 to August 1997, Mr. Barth served as Executive Vice President, Chief Financial Officer and Secretary at MagiNet, a provider of interactive entertainment and information systems for hotels. From March 1994 to October 1994, he served as Vice President and Chief Financial Officer at ACC Microelectronics, a semiconductor company. From 1982 to March 1994, Mr. Barth served as Vice President, Chief Financial Officer and Secretary at Rational Software, a developer of object-oriented software engineering tools. Mr. Barth holds a B.S. in business administration from the University of California at Los Angeles and is a certified public accountant.

  Her-Daw Che co-founded NetIQ and has served as our Vice President, Engineering and as a director since November 1995. From September 1993 to July 1995, Mr. Che served as the Director of Engineering of the EcoSystems Business Group at Compuware. Mr. Che co-founded EcoSystems and served as its Director of Engineering from its inception until its sale to Compuware. Mr. Che holds a B.S. in electrical engineering from National Taiwan University and an M.S. in computer science and a Ph.D. in computer science from the University of Pennsylvania.

  Thomas R. Kemp has served as our Vice President, Marketing since May 1997. From January 1996 to April 1997, Mr. Kemp served as our Director of Products. From April 1995 to November 1995, Mr. Kemp served as a Director of Product Management at Compuware and from August 1993 to March 1995, he served as a Manager of Systems Engineers at Compuware. From July 1992 to July 1993, Mr. Kemp served as a Manager of System Engineers at EcoSystems until its sale to Compuware. Prior to July 1992, Mr. Kemp held various consulting and marketing positions at Oracle Corporation, a database management company. Mr. Kemp holds a B.S. in computer science and history from the University of Michigan.

  Glenn S. Winokur has served as our Vice President, Worldwide Sales since October 1999. Prior to his promotion to Vice President, Worldwide Sales, Mr. Winokur had served as our Vice President, Sales since May 1997 and from May 1996 to April 1997, Mr. Winokur served as our Director of Sales. From March 1994 to May 1996, Mr. Winokur served as a Regional Sales Manager at Compuware. Mr. Winokur has a B.S. in business administration and marketing from the University of Illinois.

  Kuo-Wei ("Herbert") Chang has been a director since May 1997. Since April 1996, Mr. Chang has been the president of InveStar Burgeon Venture Capital, Inc., a technology venture capital management firm based in Taiwan. From July 1994 to March 1996, Mr. Chang was a Senior Vice President at the WK Technology Fund, a technology venture capital management firm based in Taiwan. From July 1992 to June 1994, Mr. Chang served as the Vice President of Sales and Marketing at DynaLab, a developer of electronic document solutions. Mr. Chang holds a B.S. in geology from National Taiwan University and a M.B.A. from National Chiao-Tung University in Taiwan.

  Louis C. Cole has been a director since September 1998. Since June 1989, Mr. Cole has been President, Chief Executive Officer and a director of Legato Systems, which develops, markets and supports network storage management software products. Since April 1995, Mr. Cole has also served as Chairman of the board of directors of Legato. Mr. Cole also serves as a director of Inference, a provider of enterprise customer relationship management software, and Rogue Wave Software, a provider of object-oriented software parts and related tools software. Mr. Cole holds a B.S. in mathematics and education from Pennsylvania State University at Edinboro.

  Alan W. Kaufman has been a director since August 1997. Since August 1997, Mr. Kaufman has served as a director of QueryObject Systems, which develops and markets proprietary business intelligence software, and he has served as Chairman of the board of directors of QueryObject since March 1998. Mr. Kaufman was President and Chief Executive Officer of QueryObject from October 1997 to December 1998. From December 1996 to October 1997, Mr. Kaufman was an independent consultant. From April 1985 to December 1996, Mr. Kaufman held various positions at Cheyenne Software, including most recently as Executive Vice President of Worldwide Sales. Mr. Kaufman is also a director of Global Telecommunication Solutions, a provider of prepaid phone cards. Mr. Kaufman holds a B.S. in electrical engineering from Tufts University.

  Ying-Hon Wong co-founded NetIQ in June 1995 and has served as a director since our inception. Since January 1991, Mr. Wong has been a General Partner of Wongfratris Investment Company, a venture investment firm. Mr. Wong holds a B.S. in electrical engineering and industrial engineering from Northwestern University and a M.B.A. from the Wharton School of Business at the University of Pennsylvania.

Classified Board

  Our certificate of incorporation and bylaws provide for a board of directors of six members consisting of three classes of directors, each serving staggered three-year terms. As a result, a portion of our board of directors is elected each year. Directors are elected for three-year terms. Alan Kaufman and Her-Daw Che have been designated Class II directors whose terms expire at the 2000 annual meeting of stockholders. Louis Cole and Ching-Fa Hwang have been designated Class III directors whose terms expire at the 2001 annual meeting of stockholders. Herbert Chang and Ying-Hon Wong have been designated Class I directors whose terms expire at the 2002 annual meeting of stockholders. See "Description of Capital Stock--Antitakeover Effects of Some Provisions of Our Certificate of Incorporation and Bylaws" beginning on page 61 of this prospectus for a further description of the antitakeover provisions in our charter documents.

  Executive officers are appointed by the board of directors on an annual basis and serve until their successors have been duly elected and qualified. There are no family relationship among any of our directors, officers or key employees.

Audit Committee

  We have established an audit committee, which consists of Messrs. Chang and Kaufman. The audit committee reviews our internal accounting procedures and consults with and reviews the services provided by our independent auditors.

Compensation Committee Interlocks and Insider Participation

  The Compensation Committee consists of Messrs. Chang, Cole and Kaufman. The Compensation Committee is responsible for determining salaries, incentives and other forms of compensation for our directors, officers and other employees and administering various incentive compensation and benefit plans. Ching-Fa Hwang, our President, Chief Executive Officer and a member of our board of directors, participates in all discussions and decisions regarding salaries and incentive compensation for all of our employees and consultants, except that he is excluded from discussions regarding his own salary and incentive compensation. No interlocking relationship exists between any member of our compensation committee and any member of any other company's board of directors or compensation committee.

Director Compensation

  We reimburse each member of our board of directors for out-of-pocket expenses incurred in connection with attending board meetings. No member of our board of directors currently receives any additional cash compensation for serving as a member of the Board.

  In May 1997, we granted an option to Herbert Chang in his capacity as a director to purchase up to 183,333 shares of common stock with an exercise price of $0.30 per share which vests in annual installments over three years. Because of Mr. Chang's contractual obligations with InveStar Burgeon Venture Capital, the option was issued in the name of InveStar Burgeon Venture Capital Inc. The vesting of this option terminates if Mr. Chang ceases to be a member of the board of directors.

  In August 1997, we granted an option to Alan Kaufman as a director to purchase up to 66,666 shares of common stock at an exercise price of $0.30 per share. 25% of the option shares vest on the first anniversary of the vesting commencement date and the remaining shares vest ratably on a quarterly basis over the next three years.

  In November 1998, we granted an option to Louis Cole as a director to purchase up to 50,000 shares of common stock at an exercise price of $1.50 per share. 25% of the option shares vest on the first anniversary of the vesting commencement date and the remaining shares vest ratably on a quarterly basis over the next three years.

  In November 1998, we granted non-statutory options to purchase up to 66,666 shares of common stock to Her-Daw Che and 80,000 shares of common stock to Ching-Fa Hwang, each with an exercise price of $1.50 per share. 37.5% of the shares subject to these options were vested at the time of grant, and 6.25% of the remaining shares subject to these options vest on a quarterly basis through April 2001.

  In November 1998, we granted an option to Ying-Hon Wong in his capacity as a director to purchase up to 53,333 shares of common stock with an exercise price of $1.50 per share. Because of Mr. Wong's contractual obligations with Wongfratris Investment Company, the option was issued in the name of Wongfratris Investment Company. In January 1999 this option was exercised in full subject to a right of repurchase in favor of NetIQ with respect to 63.5% of the shares acquired if Mr. Wong ceases to be a member of the board of directors. This repurchase right lapses as to 6.25% of the shares purchased each quarter through April 2001.

  See "Certain Transactions" on page 55 of this prospectus for additional information about a consulting arrangement we have with one of our directors.

  Our stock option plan includes an automatic nondiscretionary grant mechanism that provides that options will be granted to non-employee directors who on the date of grant do not beneficially hold 1% or more of our total voting power. Our stock option plan specifically provides for an initial automatic grant of an option to purchase 8,333 shares of common stock to a non-employee director who first becomes a director after our initial public offering. Each non-employee director who serves on the board for at least six months is granted an option to purchase 8,333 shares of common stock on that date of the annual meeting of our stockholders. However, since the first annual meeting following our initial public offering fell within six months of the effective date of the initial public offering no grants will be made until the 2000 annual stockholders meeting. Each option granted to a non-employee director under this program has a term of five years and the shares subject to these options shall be fully vested on the date of grant. The exercise price of these options will be 100% of the fair market value per share of common stock on the date of grant. See "Incentive Stock Plans--1995 Stock Plan" on page 50 of this prospectus for more detailed information regarding our stock option plan.

Executive Compensation

  The following table sets forth in summary form information concerning the compensation awarded to, earned by, or paid for services rendered to NetIQ in all capacities during the fiscal years ended June 30, 1999, 1998, and 1997 respectively by NetIQ's President and Chief Executive Officer and NetIQ's other executive officers or former executive officers whose salary and bonus for fiscal 1999 exceeded $100,000. These individuals are referred to elsewhere in this prospectus as named executive officers. Other than the salary, bonus and commission described in the table below, we did not pay any named executive officer any fringe benefits, perquisites or other compensation in excess of 10% of such executive officer's salary and bonus during the fiscal years specified. Bonus and commission figures for a fiscal year include bonuses and commissions earned and paid in that fiscal year as well as bonuses and commissions earned in that fiscal year but paid in subsequent fiscal years. Commissions are cash-based incentive compensation for our sales executives that are earned as licenses are sold. Unless otherwise specified, other annual compensation figures represent commissions.

Summary Compensation Table

                                                            Long Term
                               Annual Compensation         Compensation
                         --------------------------------  ------------
                                                            Securities
                                             Other Annual   Underlying   All Other
   Name and Principal         Salary  Bonus  Compensation  Options/SARs Compensation
        Position         Year    $      $         $           (#'s)          $
   ------------------    ---- ------- ------ ------------  ------------ ------------
Current Executive
 Officers
Ching-Fa Hwang.......... 1999 $93,749 $   --   $    --        80,000       $2,069(3)
 President and Chief     1998  90,000     --        --             -        1,739
 Executive Officer       1997  90,000     --     1,731(2)          -        1,308

Thomas R. Kemp.......... 1999 113,699     --        --        33,333        2,790(4)
 Vice President,
  Marketing              1998 101,674    320        --        23,332        2,461
                         1997  77,508     --        --        38,665        1,976

Glenn S. Winokur........ 1999  90,287     --   133,450        33,333        2,918(5)
 Vice President,
  Worldwide Sales        1998  85,008 12,249   224,638        16,666        2,425
                         1997  80,004 25,000        --       136,666        2,033
Former Executive
 Officers
Stephen M. Kendall(1)... 1999 100,328     --    19,437        20,000        7,131(6)
 Vice President, Asia
  Pacific                1998  81,545     --     6,403        96,666       55,086
                         1997      --     --        --            --           --


--------
(1) Mr. Kendall resigned as Vice President, Asia Pacific in October 1999.
(2) Represents compensation of $1,731 paid by NetIQ in fiscal 1997 in lieu of excess accrued vacation time.

(3) Represents $278 and $216 in long-term disability insurance premiums paid by NetIQ in fiscal 1999 and 1998, respectively; $108 and $81 in group life insurance premiums paid by NetIQ in fiscal 1999 and 1998, respectively; and $1,683, $1,442, and $1,308 in health insurance premiums paid by NetIQ in fiscal 1999, 1998, and 1997, respectively.
(4) Represents $349 and $240 in long-term disability insurance premiums paid by NetIQ in fiscal 1999 and 1998, respectively; $108 and $81 in group life insurance premiums paid by NetIQ in fiscal 1999 and 1998, respectively; and $2,333, $2,140, and $1,976 in health insurance premiums paid by NetIQ in fiscal 1999, 1998, and 1997, respectively.
(5) Represents $274 and $204 in long-term disability insurance premiums paid by NetIQ in fiscal 1999 and 1998, respectively; $108 and $81 in group life insurance premiums paid by NetIQ in fiscal 1999 and 1998, respectively; and $2,536, $2,140, and $2,033 in health insurance premiums paid by NetIQ in fiscal 1999, 1998, and 1997, respectively.
(6) Represents $309 and $240 in long-term disability insurance premiums paid by NetIQ in fiscal 1999 and 1998, respectively; $108 and $81 in group life insurance premiums paid by NetIQ in fiscal 1999 and 1998, respectively; $6,714 and $4,765 in health insurance premiums paid by NetIQ in fiscal 1999 and 1998, respectively; and $50,000 in moving expenses paid by NetIQ in fiscal 1998.

Option Grants During Fiscal Year 1999

  The following table sets forth information with respect to stock options granted to each of the named executive officers during fiscal 1999, including the potential realizable value giving effect to the July 29, 1999 initial public offering price of $13.00 per share over the 10 year term of the options based on assumed rates of stock appreciation of 5% and 10%, compounded annually and subtracting from that result the total option exercise price. These assumed rates of appreciation comply with the rules of the SEC and do not represent our estimate of future stock price. Actual gains, if any, on stock option exercises will be dependent on the future performance of our common stock. In fiscal 1999, we granted options to acquire up to an aggregate of 1,299,216 shares to employees and directors, all under our stock option plan and all at an exercise price equal to not less than the fair market value of our common stock on the date of grant as determined in good faith by the board of directors. Optionees may pay the exercise price by cash, check, promissory note, delivery of already-owned shares of our common stock which have been owned by the optionee for more than six months or the date of surrender or under a cashless exercise procedure, to the extent authorized by the board. Options under the stock option plan generally vest over four years with 25% of the shares subject to option vesting on the first anniversary of the grant date, and the remaining option shares vesting ratably quarterly thereafter.

                                      Individual Grants                    Potential
                         -------------------------------------------   Realizable Value
                                    Percent of                            at Assumed
                                       Total                            Annual Rates of
                         Number of    Options                             Stock Price
                         Securities Granted to                         Appreciations for
                         Underlying  Employees  Exercise                 Options Terms
                          Options       in        Price   Expiration ---------------------
Name                      Granted   Fiscal 1999 Per Share    Date        5%         10%
----                     ---------- ----------- --------- ---------- ---------- ----------
Current Executive
 Officers
Ching-Fa Hwang..........   80,000      6.16%      $1.50    05/18/02  $1,574,050 $2,577,492
Thomas R. Kemp..........   33,333      2.57%      11.25    04/30/09     330,851    748,948
Glenn Winokur...........   33,333      2.57%      11.25    04/30/09     330,851    748,948
Former Executive
 Officers
Stephen M. Kendall......   20,000      1.54%      11.25    04/30/09     198,513    449,373

Aggregate Option Exercises During the Last Fiscal Year and Fiscal Year-End Option Values

  The following table sets forth the number of shares acquired and the value realized upon exercise of stock options during fiscal 1999, and the number of shares of common stock subject to exercisable stock options held as of June 30, 1999, by the named executive officers. The "Value Realized" and the "Value of Unexercised In-the-Money Options at June 30, 1999" is based upon the July 29, 1999 initial public offering price of $13.00 per share, minus the per share exercise price, multiplied by the number of shares underlying the option.

                          Number              Number of Securities      Value of Unexercised
                            of               Underlying Unexercised    In-the-Money Options at
                          Shares            Options at June 30, 1999        June 30, 1999
                         Acquired           ------------------------- -------------------------
                            on      Value
Name                     Exercise Realized  Exercisable Unexercisable Exercisable Unexercisable
----                     -------- --------- ----------- ------------- ----------- -------------
Current Executive
 Officers
Ching-Fa Hwang..........      --         --   40,000       40,000      $460,000     $460,000
Thomas R. Kemp..........  67,493  $ 872,360    1,670       94,168        21,210      841,338
Glenn Winokur...........  90,208  1,167,292   22,290       74,167       287,433      583,725
Former Executive
 Officers
Stephen M. Kendall......  39,790    505,333       --       76,876            --      757,325

Incentive Stock Plans

  1995 Stock Plan

  The board of directors adopted our stock option plan in November 1995 and our stockholders approved the stock option plan in April 1996. The board of directors approved the amendment and restatement of stock option plan in May 1999 and our stockholders approved the amendment and restatement in July 1999. The stock option plan provides for the grant to employees of incentive stock options within the meaning of Section 422 of the United States tax code, and for the grant to employees, directors and consultants of nonstatutory stock options and stock purchase rights.

  Number of Shares of Common Stock Available under the Stock Option Plan

  As of September 30, 1999, a total of 5,333,332 shares of common stock were authorized for issuance under the stock option plan, of which options to acquire 2,483,961 shares were outstanding as of that date. The stock option plan provides for annual increases in the number of shares available for issuance thereunder, on the first day of each new fiscal year, effective beginning with July 1, 2000, equal to the lesser of 4% of the outstanding shares of common stock on the first day of the fiscal year, 1,333,333 shares or an amount as the board may determine.

  Administration of the Stock Option Plan

  The stock plan administrator, which is the board of directors or a committee of the board, administers the stock option plan. In the case of options intended to qualify as "performance-based compensation" within the meaning of the United States tax code, the committee will consist of two or more "outside directors" within the meaning of the United States tax code. The administrator has the power to determine the terms of the options or stock purchase rights granted, including the exercise price, the number of shares subject to each option or stock purchase rights, the exercisability of the options and the form of consideration payable upon exercise.

  Options

  The administrator determines the exercise price of nonstatutory stock options granted under the stock option plan, but with respect to nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of the United States tax code, the exercise price must at least be equal to the fair market value of the common stock on the date of grant. The exercise price of all incentive stock options granted under the stock option plan must be at least equal to the fair market value of the common stock on the date of grant. For any participant who owns stock possessing more than 10% of the voting power of all classes of our outstanding capital stock, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date and the term of such incentive stock option must not exceed five years. The term of all other options granted under the stock option plan may not exceed 10 years.

  An optionee generally must exercise an option granted under the stock option plan at the time set forth in the optionee's option agreement after the end of optionee's status as an employee, director or consultant of NetIQ, or within 12 months after the optionee's termination by death or disability, but in no event later than the expiration of the option's term.

  Stock Purchase Rights

  The administrator determines the exercise price of stock purchase rights granted under the stock option plan. In the case of stock purchase rights, unless the administrator determines otherwise, the restricted stock purchase agreement entered into in connection with the exercise of the stock purchase rights contains a repurchase option that we may exercise upon the voluntary or involuntary termination of the purchaser's service with us for any reason, including death or disability. The purchase price for shares we repurchase under restricted stock purchase agreements will be the original price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to NetIQ. The repurchase option lapses at a rate that the administrator determines.

  Outside Director Options

  The stock option plan also provides for an initial automatic grant of an option to purchase 8,333 shares of common stock to a director who first becomes a non-employee director after our initial public offering, and who does not beneficially hold 1% or more of the total voting power of our voting securities on the date of grant. After our initial public offering, each non-employee director who has served on the board for at least the six previous months will be granted an option to purchase 8,333 shares of common stock on the date of the annual meeting of our stockholders. However, if the first annual meeting following our initial public offering falls within six months of the effective date of the initial public offering no grants will be made until the following annual meeting. Each option granted to a non-employee director under this program will have a term of five years and the shares purchasable under these options are fully vested on the date of grant. The exercise price of these options will be 100% of the fair market value per share of common stock on the date of grant.

  Transferability of Options and Stock Purchase Rights

  An optionee generally may not transfer options and stock purchase rights granted under the stock option plan and only an optionee may exercise an option and stock purchase rights during his or her lifetime.

  Adjustments upon Merger or Asset Sale

  The stock option plan provides that in the event of our merger with or into another corporation or a sale of substantially all of our assets, the successor corporation will assume or substitute each option or stock purchase rights. If the outstanding options or stock purchase rights are not assumed or substituted, the administrator will provide notice to the optionee that he or she has the right to exercise the option or stock purchase rights as to all of the shares subject to the option or stock purchase rights, including shares which would not otherwise be exercisable, for a period of 15 days from the date of the notice. The option or stock purchase rights will terminate upon the expiration of the 15-day period. If an optionee's employment with the successor corporation is terminated other than for cause or if a director's service with the successor corporation is terminated other than for voluntary resignation, which will not be considered voluntary if requested by the acquiring company, within twelve months after a change of control, the optionee will fully vest in the right to exercise all of the shares subject to the option or stock purchase rights, including shares which would not otherwise be exercisable.

  Amendment and Termination of the Stock Option Plan

  Unless terminated sooner, the stock option plan will terminate automatically in 2005. In addition, the administrator has the authority to amend, suspend or terminate the stock option plan, provided that no such action may affect any share of common stock previously issued and sold or any option previously granted under the stock option plan.

  1999 Employee Stock Purchase Plan

  The board of directors adopted our stock purchase plan in May 1999 and our stockholders approved the stock purchase plan in July 1999.

  Number of Shares of Common Stock Available under the Stock Purchase Plan

  A total of 500,000 shares of common stock has been reserved for issuance under the stock purchase plan of which 31,332 shares were issued in connection with the purchase period ended October 29, 1999. In addition, the stock purchase plan provides for annual increases in the number of shares available for issuance under the stock purchase plan on the first day of each fiscal year, beginning on July 1, 2000, equal to the lesser of 2% of the outstanding shares of common stock on the first day of the fiscal year, 666,666 shares or an amount as the board may determine.

  Administration of the Stock Purchase Plan

  The board of directors or a committee appointed by the board administers the stock purchase plan,The board or its committee has full and exclusive authority to interpret the terms of the stock purchase plan and determine eligibility.

  Eligibility to Participate

  Employees are eligible to participate if they are customarily employed by NetIQ or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted an option to purchase stock under the stock purchase plan if such an employee:

  . immediately after grant owns stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock, or

  . whose rights to purchase stock under all of our employee stock purchase plans accrues at a rate which exceeds $25,000 worth of stock for each calendar year.

  Offering Periods and Contributions

  The stock purchase plan, which is intended to qualify under Section 423 of the United States tax code, contains consecutive, overlapping 24 month offering periods. Each offering period includes four six-month purchase periods. The offering periods generally start on the first trading day on or after May 1 and November 1 of each year, except for the first such offering period which commenced on July 29, 1999 and will end on the last trading day on or before October 30, 2001.

  The stock purchase plan permits participants to purchase common stock through payroll deductions of up to 15% of the participant's "compensation." Compensation is defined as the participant's base straight time gross earnings and commissions but excludes payments for overtime, shift premium payments, incentive compensation, incentive payments, bonuses and other compensation. The maximum number of shares a participant may purchase during a single purchase period is 3,333 shares.

  Purchase of Shares

  Amounts deducted and accumulated by the participant are used to purchase shares of common stock at the end of each purchase period. The price of stock purchased under the stock purchase plan is 85% of the lower of the fair market value of the common stock at the beginning of the offering period or end of the purchase period. In the event the fair market value at the end of a purchase period is less than the fair market value at the beginning of the offering period, participants will withdraw from the current offering period following the exercise and will automatically re-enroll in a new offering period. Participants may end their participation at any time during an offering period, and they will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with NetIQ.

  Transferability of Rights

  A participant may not transfer rights granted under the stock purchase plan other than by will, the laws of descent and distribution or as otherwise provided under the stock purchase plan.

  Adjustments upon Merger or Asset Sale

  The stock purchase plan provides that, in the event of our merger with or into another corporation or a sale of substantially all of our assets, a successor corporation may assume or substitute for each outstanding option an option of its own. If the successor corporation refuses to assume or substitute its own options for the outstanding options, the offering period then in progress will be shortened, and a new exercise date will be set.

  Amendment and Termination of the Stock Purchase Plan

  The stock purchase plan will terminate in 2009. However, the board of directors has the authority to amend or terminate the stock purchase plan at any time, except that, subject to exceptions described in the stock purchase plan, no such action may adversely affect any outstanding rights to purchase stock under the stock purchase plan.

401(k) Plan

  We have adopted a tax-qualified employee savings and retirement plan, the 401(k) plan, for all eligible employees. Eligible employees may elect to defer a percentage of their eligible compensation to the 401(k) plan, subject to the statutorily prescribed annual limit. We may make matching contributions on behalf of all participants in the 401(k) plan in an amount determined by our board of directors. We may also make additional discretionary profit-sharing contributions in such amounts as determined by the board of directors, subject to statutory limitations. Matching and profit-sharing contributions, if any, are subject to a vesting schedule; all other contributions are at all times fully vested. The 401(k) plan, and the accompanying trust, is intended to qualify under Sections 401(a) and 501(a) of the United States tax code so that contributions by employees or by NetIQ to the 401(k) plan, and income earned (if any) on plan contributions, are not taxable to employees until distributed from the 401(k) plan, and so that contributions by NetIQ, if any, will be deductible by NetIQ when made. The trustee under the 401(k) plan, at the direction of each participant, invests the assets of the 401(k) plan in any of a number of investment options.

Change in Control Agreements

  We have entered into change of control severance agreements with each of our executive officers. The Agreements provide that in the event of the executive's involuntary termination without cause within 12 months after a change of control, the executive is entitled to six months of severance pay, six months of continued coverage under group health, life and other insurance arrangements, and full acceleration of all outstanding options granted to the executive. For purposes of these agreements, a "change of control" occurs if

  . our stockholders approve a merger or consolidation of NetIQ with any other corporation, other than a merger or consolidation which would result in our voting securities outstanding immediately prior thereto continuing to represent more than 50% of the total voting power of the surviving entity in the merger;

  . our stockholders approve a plan of complete liquidation or an agreement for the sale or disposition by us of all or substantially all of our assets;

  . any person becomes the "beneficial owner," directly or indirectly, of our securities representing 50% or more of the total voting power represented by our then outstanding voting securities; or

  . a change in the composition of the board that results in fewer than a majority of the directors being incumbent directors, meaning directors who either are directors as of the date of the change of control severance agreements, or are elected, or nominated for election, to the board with the affirmative votes of at least a majority of those directors whose election or nomination was not in connection with any transaction described above or in connection with an actual or threatened proxy contest relating to the election of directors.

  See "Incentive Stock Plans--1995 Stock Plan" on page 50 of this prospectus for a description of the change of control provisions of our stock option plan.

Limitations on Directors' Liability and Indemnification

  Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following acts:

  . any breach of their duty of loyalty to the corporation or its stockholders

  . acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law

  . unlawful payments of dividends or unlawful stock repurchases or redemptions

  . any transaction from which the director derived an improper personal benefit

  This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

  Our certificate of incorporation and bylaws provide that we will indemnify our directors and executive officers and other corporate agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in this capacity, regardless of whether the bylaws would permit indemnification.

  We have entered into agreements to indemnify our directors and executive officers, in addition to the indemnification provided for in our certificate of incorporation and bylaws. These agreements, among other things, provide for indemnification of our directors and executive officers for many expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of NetIQ, arising out of such person's services as a director or executive officer of ours, any subsidiary of ours or any other company or enterprise to which the person provided services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

                              CERTAIN TRANSACTIONS

  September 1995 Series A Preferred Stock Financing. In September 1995, we sold 4,666,656 shares of Series A Preferred Stock at a per share purchase price of $0.60. Purchasers of the Series A Preferred Stock included Sen-Tien Lee, who holds more than 5% of the outstanding common stock; Wongfratris Investment Company, which holds more than 5% of the outstanding common stock and whose representative, Ying-Hon Wong, is a member of the board of directors; Direct International Limited, which holds more than 5% of the outstanding common stock; Ching-Fa Hwang, who is our President and Chief Executive Officer and a member of the board of directors; and Her-Daw Che, who is our Vice President, Engineering and a member of the board of directors. The following table summarizes purchases of Series A Preferred Stock by these individuals and entities:

                                                                    Number of
   Name of Stockholder                                           Series A Shares
   -------------------                                           ---------------
   Sen-Tien Lee.................................................     833,333
   Direct International Limited.................................     500,000
   Wongfratris Investment Company...............................     500,000
   Ching-Fa Hwang (1)...........................................     333,333
   Her-Daw Che (2)..............................................     166,666

---------------------
(1) Shares held by Mr. Hwang and his wife in joint tenancy.
(2) Represents shares purchased by the Che Family Trust.

  May 1997 Series B Preferred Stock Financing. In May 1997, we sold 2,733,321 shares of Series B Preferred Stock at a per share purchase price of $3.00. Purchasers of the Series B Preferred Stock include InveStar Burgeon Venture Capital Inc., which holds more than 5% of the outstanding common stock and whose representative, Herbert Chang, is a member of the board of directors; Sen-Tien Lee; Direct International Limited; Ching-Fa Hwang; Wongfratris Investment Company; Her-Daw Che; and Thomas R. Kemp, who is our Vice President, Marketing. The following table summarizes purchases of Series B Preferred Stock by these individuals and entities:

                                                                    Number of
   Name of Stockholder                                           Series B Shares
   -------------------                                           ---------------
   InveStar Burgeon Venture Capital............................      666,666
   Sen-Tien Lee................................................      166,666
   Direct International Limited................................      100,000
   Ching-Fa Hwang (1)..........................................       99,998
   Wongfratris Investment Company..............................       96,666
   Her-Daw Che (2).............................................       66,666
   Thomas R. Kemp..............................................       26,666

---------------------
(1) Includes shares purchased by Jerry Hwang and Andrew Hwang, Mr. Hwang's children and by Mr. Hwang and his wife in joint tenancy.
(2) Represents shares purchased by the Che Family Trust, Austin Che and Joyce Che, Mr. Che's children.

  Consulting Arrangement. Ying-Hon Wong, one of our directors and a general partner of Wongfratris Investment Company, earned $60,000 in consulting fees in each of fiscal 1997, 1998 and 1999, under a consulting arrangement under which Mr. Wong is paid $5,000 per month that is terminable at any time. Since co-founding NetIQ, Mr. Wong has provided general business consulting services to us on a variety of issues, including financial management, marketing and sales strategies, recruiting and employee development, fund raising, investor relationship management and consultation regarding the defense of legal claims.

  Change of Control Severance Agreement. We have entered into change of control severance agreements with each of our executive officers. For a more detailed description of the change of control severance agreements, see "Management-- Change in Control Agreements" on page 53 of this prospectus.

  Option Grants to Directors and Significant Stockholders. In November 1995, in connection with his assistance in helping us obtain the Series A Preferred Stock financing, we granted an option exercisable for 133,333 shares of common stock to C. S. Ho, the director of Direct International Limited, with an exercise price of $0.06 per share which vests in annual installments over four years. In May 1999, after determining that we probably would not need additional private financing, we accelerated the vesting on this option so that Mr. Ho could purchase all of the shares subject to this option to minimize accounting charges associated with future vesting of this option.

  We also have issued options to purchase common stock to Messrs. Chang, Kaufman, Cole, Che, Hwang and Wong under our stock option plan. Because of contractual obligations involving Messrs. Chang and Wong and their affiliated investment entities, the option grant to Mr. Chang was issued in the name of InveStar Burgeon Venture Capital Inc. and the option grant to Mr. Wong was issued in the name of Wongfratris Investment Company. For a more detailed description of the options granted Messrs. Chang and Wong, see "Director Compensation" on page 47 of this prospectus.

                       PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth information regarding the beneficial ownership of our common stock as of September 30, 1999 by the following individuals or groups:


     . each person or entity who           . each of our directors
       beneficially owns more
       than 5% of our outstanding
       common stock

                                           . all directors and executive
                                             officers as a group


     . each of the named                   . each selling stockholder
       executive officers

  Except as otherwise noted the address for each holder of more than 5% of our common stock is c/o NetIQ Corporation, 5410 Betsy Ross Drive, Santa Clara, California 95054. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by them. Percentage ownership is based on 15,386,238 shares of common stock outstanding as of September 30, 1999, and 16,886,238 shares immediately following the completion of this offering. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of September 30, 1999 are treated as outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of the person and are listed below under the "Number of Shares Underlying Options" column below, but these options are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

                                   Shares                         Shares
                                Beneficially                   Beneficially
                               Owned Prior to                   Owned After
                                  Offering      Shares being     Offering
                              -----------------   sold by    -----------------
Name and Address of           Number of           Selling    Number of
Beneficial Owner               Shares   Percent Stockholders  Shares   Percent
-------------------           --------- ------- ------------ --------- -------
5% Stockholders:
Wongfratris Investment
 Company(1).................. 1,083,332  7.0%          --    1,083,332  6.4%
 51 Jordan Place
 Palo Alto, CA 94303
Sen-Tien Lee.................   999,999  6.5%     500,000      499,999  3.0%
 29 Alley 18, Lane 325
 Chien Kung Road
 Taipei, Taiwan
 R.O.C
InveStar Burgeon Venture
 Capital(2)..................   788,888  5.1%      48,888     740,000%  4.4%
 1737 North First Street
 Suite 650
 San Jose, CA 25112


                                   Shares                         Shares
                                Beneficially                   Beneficially
                               Owned Prior to                   Owned After
                                  Offering      Shares Being     Offering
                              -----------------   Sold by    -----------------
Name and Address of           Number of           Selling    Number of
Beneficial Owner               Shares   Percent Stockholders  Shares   Percent
-------------------           --------- ------- ------------ --------- -------
Current Named Executive
 Officers and Directors:
Ching-Fa Hwang (3)........... 1,949,997  12.6%    193,000    1,756,997  10.4%
Thomas R. Kemp (4)...........   209,098   1.4%     15,000      194,098   1.1
Glenn S. Winokur (5).........   120,623     *      13,100      107,523     *
Herbert Chang (6)............   788,888   5.1%     48,888      740,000   4.4
Her-Daw Che (7).............. 1,108,330   7.2%     54,846    1,053,484   6.2
Louis C. Cole (8)............    12,500     *         --        12,500     *
Alan W. Kaufman (9)..........    37,498     *       6,666       30,832     *
Ying-Hon Wong (10)........... 1,083,332   7.0%        --     1,083,332   6.4
All directors and executive
 officers as a group
 (9 persons)(11)............. 5,310,266  33.9%    331,500    4,978,766  29.0%
Former Named Executive
 Officers
Stephen M. Kendall (12)......    45,832     *         --        45,832     *
Other Selling Stockholders
Direct International Ltd.
 (13) .......................   733,333   4.7%    146,666      586,667   3.4%
Golden Ventures Capital (14)
 ............................   399,999   2.6%     30,000      369,999   2.2
Jack Russo (15)..............   370,977   2.4%     75,000      295,977   1.7
Compuware Corporation........   280,025   1.8%    280,025          --    --
Timothy Hale (16)............   206,469   1.3%     53,333      153,136     *
Ken Prayoon Cheng (17).......   203,579   1.3%     18,000      185,579   1.1
Yi-Jang Yang & Ru-Wen Lin....   200,000   1.3%     30,000      170,000   1.0
Chiuch Chin Chu Hsu..........   199,999   1.3%     30,000      169,999   1.0
George & Teresa Kuo..........   199,999   1.3%     30,000      169,999   1.0
John Kelly (18)..............   185,391   1.2%     27,650      157,741     *
Chen Family Trust dtd
 1/15/93.....................   166,666   1.1%    100,000       66,666     *
Concord Venture Capital
 Company, Ltd. (19)..........   166,666   1.1%     42,000      124,666     *
Ching-Chou Lin...............   166,666   1.1%     80,000       86,666     *
Chii-Jau Yeh.................   166,666   1.1%     40,666      126,000     *
Liang-Tsai Lee...............   116,666     *      16,666      100,000     *
Peter J.H. Chen..............   106,666     *      25,000       81,666     *
Chen-Fu Hung.................    99,999     *      39,999       60,000     *
Linda Show Sun...............    83,333     *      10,000       73,333     *
Tsai Family Trust............    83,333     *      25,000       58,333     *
Yu T. & Cindy Wang...........    83,333     *      20,000       63,333     *
Other selling stockholders(6
 persons)(20)................   144,831     *      48,495       96,336     *%

---------------------
  *  less than 1%
 (1) The general partners of Wongfratris Investment Company include Mr. Wong, a member of our board of directors, Y. Wood Wong and Y. Kuen Wong.
 (2) The general partners of InveStar Burgeon Capital include Mr. Chang, a member of our board of directors, and Kenneth Tai. Share figure includes 122,222 shares of common stock issuable upon exercise of outstanding options which are presently exercisable or will become exercisable within 60 days of September 30, 1999. See "Management--Director Compensation" on page 47 of this prospectus for a more detailed description of the option granted Mr. Chang.
 (3) Includes 33,332 shares held by Mr. Hwang's children and 399,999 shares held by Mr. Hwang and his wife in joint tenancy. Share figure includes 50,000 shares of common stock issuable upon exercise of outstanding options which are presently exercisable or will become exercisable within 60 days of September 30, 1999. Selling share figure includes 3,000 shares sold by one of Mr. Hwang's children.
 (4) Includes 13,124 shares issuable upon exercise of stock options exercisable within 60 days of September 30, 1999.

 (5) Includes 90,208 held by the Glenn S. Winokur Living Trust dated July 29, 1999, of which Mr. Winokur is the trustee. Share figure includes 8,124 shares of common stock issuable upon exercise of outstanding options which are presently exercisable or will become exercisable within 60 days of September 30, 1999. Selling share figure includes 13,100 shares sold by the Glenn S. Winokur Living Trust.
 (6) Includes shares and options held by InveStar Burgeon Venture Capital. Mr. Chang is the president of InveStar Capital, Inc., the investment manager of InveStar Burgeon Venture Capital, Inc. Share figure includes 122,222 shares of common stock issuable upon exercise of outstanding options which are presently exercisable or will become exercisable within 60 days of September 30, 1999. Mr. Chang disclaims beneficial ownership of the shares held by InveStar Burgeon Venture Capital. Selling share figure includes 12,222 shares sold by Mr. Chang. See "Management--Director Compensation" on page 47 of this prospectus for a more detailed description of the option granted Mr. Chang.
 (7) Includes 13,333 shares held by Austin Che, Mr. Che's son, 13,333 shares held by Joyce Che, Mr. Che's daughter and 206,666 shares held by the Che Family Trust. Share figure includes 41,665 shares of common stock issuable upon exercise of outstanding options which are presently exercisable or will become exercisable within 60 days of September 30, 1999. Selling share figure includes 54,846 shares sold by the Che Family Trust.
 (8) Share figure includes 12,500 shares of common stock issuable upon exercise of outstanding options which are presently exercisable or will become exercisable within 60 days of September 30, 1999.
 (9) Share figure includes 37,498 shares of common stock issuable upon exercise of outstanding options which are presently exercisable or will become exercisable within 60 days of September 30, 1999.
(10) Includes shares held by Wongfratris Company of which Mr. Wong is a general partner. Mr. Wong disclaims beneficial ownership of the shares held by Wongfratris Company, except to the extent of his pecuniary interest as a general partner. Certain of these shares are subject to a repurchase option in favor of NetIQ should Mr. Wong's membership on the board of directors terminate.
(11) Share figure includes 285,133 shares of common stock issuable upon exercise of outstanding options which are presently exercisable or will become exercisable within 60 days of September 30, 1999.
(12) Mr. Kendall resigned as Vice President, Asia Pacific in October 1999. Share figure includes 6,042 shares of common stock issuable upon exercise of outstanding options.
(13) Includes 133,333 shares issuable upon exercise of stock options exercisable within 60 days of September 30, 1999 held by C.S. Ho, a Director of Direct International Limited and one of our consultants. Selling share figure includes 26,666 shares sold by Mr. Ho.
(14) Includes 133,333 shares hold by Cosmos Venture Capital Investments Corp. and Legend Venture Capital Investment Company.
(15) Includes 37,083 shares held by Florence Ventures LLC and 178,725 shares issuable upon exercise of stock options exercisable within 60 days of September 30, 1999 held by Russo & Hale LLP. The number of shares beneficially held after the offering does not reflect the sale of 80,983 shares by other selling stockholders in this offering made subsequent to the exercise of vested options by Russo & Hale LLP and the transfer of such exercised option shares by Russo & Hale LLP to other selling stockholders.
(16) Includes 178,725 shares issuable upon exercise of stock options exercisable within 60 days of September 30, 1999 held by Russo & Hale LLP. The number of shares beneficially held after the offering does not reflect the sale of 27,650 shares by another selling stockholder in this offering made subsequent to the exercise of vested options by Russo & Hale LLP and the transfer of such exercised option shares by Russo & Hale LLP to the other selling stockholder.
(17) Includes 6,666 shares held by Mr. Cheng's children and 3,333 shares issuable upon exercise of stock options exercisable within 60 days of September 30, 1999.
(18) Includes 178,725 shares issuable upon exercise of stock options exercisable within 60 days of September 30, 1999 held by Russo & Hale LLP. the number of shares beneficially held after the offering does not reflect the sale of 53,333 shares by another selling stockholder in this offering made subsequent to the exercise of vested options by Russo & Hale LLP and the transfer of such exercised option shares by Russo & Hale LLP to the other selling stockholder.
(19) Includes 58,333 shares held by Concord II Venture Capital Co., Ltd and 25,000 shares held by Concord III Venture Capital Co., Ltd.
(20) Includes 19,833 shares issuable upon exercise of stock options exercisable within 60 days of September 30, 1999.

                          DESCRIPTION OF CAPITAL STOCK

General

  We are authorized to issue 100,000,000 shares of common stock, $0.001 par value, and 5,000,000 shares of undesignated preferred stock, $0.001 par value. Immediately after this offering, based on shares and options outstanding as of September 30, 1999, we estimate there will be approximately 16,886,238 shares of common stock outstanding, 2,483,961 shares of common stock will be issuable upon exercise of outstanding options and no shares of preferred stock will be issued and outstanding.

  Our certificate of incorporation and bylaws contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and which may have the effect of delaying, deferring, or preventing a future takeover or change in control of NetIQ unless such takeover or change in control is approved by the board of directors.

Common Stock

  Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of common stock do not have cumulative voting rights, and, therefore, holders of a majority of the shares voting for the election of directors can elect all of the directors. If this occurs, the holders of the remaining shares will not be able to elect any directors.

  Holders of the common stock are entitled to receive such dividends as may be declared from time to time by the board of directors out of funds legally available therefor, subject to the terms of any existing or future agreements between NetIQ and our debtholders. We have never declared or paid cash dividends on our capital stock, expect to retain future earnings, if any, for use in the operation and expansion of its business, and do not anticipate paying any cash dividends in the foreseeable future. In the event of liquidation, dissolution or winding up of NetIQ, the holders of common stock are entitled to share ratably in all assets legally available for distribution after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding. Holders of common stock have no preemptive or other subscription or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

  We are authorized to issue 5,000,000 shares of undesignated preferred stock. The board of directors has the authority to issue the preferred stock in one or more series and to fix the price, rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting a series or the designation of such series, without any further vote or action by our stockholders. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control of NetIQ without further action by the stockholders and may adversely affect the market price of, and the voting and other rights of, the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. We have no current plans to issue any shares of preferred stock.

Registration Rights

  Following this offering the holders of approximately 6,091,484 shares of common stock will be entitled to rights with respect to registration of such shares under the Securities Act. These rights are provided under the terms of an agreement between NetIQ and those stockholders. Beginning January 27, 2000, six months following the completion of our initial public offering, holders of then outstanding registrable securities may require on up to two occasions that we register their shares for public resale. We are obligated to register these shares only if the outstanding registrable securities have an anticipated public offering price of at least

$5,000,000. Also, holders of registrable securities who hold more than two percent of our outstanding common stock on a fully diluted basis, may require on two separate occasions in any 12 month period that shares for public resale on Form S-3 or similar short-form registration if the value of the securities to be registered is at least $1,000,000. Furthermore, in the event we determine to register any of our securities under the Securities Act, either of our own account or for the account of other security holders exercising their registration rights, the holders of registrable securities are entitled to include their shares of common stock in the registration. The registration rights are subject to conditions and limitations, among them the right of the underwriter to limit the number of shares included in the registration which may reduce the number of shares proposed to be registered in view of market conditions. All expenses in connection with any registration, other than underwriting discounts and commissions, will be borne by us. All registration rights will terminate in July 2004. Most of the selling stockholders are exercising their registration rights with respect to the shares being sold by them in this offering.

Antitakeover Effects of Some Provisions of Certificate of Incorporation and
Bylaws

  The provisions of our certificate of incorporation and bylaws could make the following actions or transactions more difficult:

  . acquisition of NetIQ by means of a tender offer;

  . acquisition of NetIQ by means of a proxy contest or otherwise; or

  . the removal of our incumbent officers and directors.

  These provisions, summarized below, are generally expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of NetIQ to first negotiate with our board. We believe that the benefits of increased protection resulting from our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure NetIQ outweigh the disadvantages of discouraging these proposals because we believe that the negotiation of these proposals could result in an improvement of their terms. See "Risk Factors--Provisions in our charter documents... " on page 14 of this prospectus for a further discussion of these charter provisions.

  Election and Removal of Directors. Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. See "Management-- Executive Officers and Directors--Classified Board" on page 46 of this prospectus for a further discussion of the election and terms of the directors. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of NetIQ because it generally makes it more difficult for stockholders to replace a majority of the directors.

  Stockholder Meetings. Under our bylaws, only the board of directors, the chairman of the board, the president, the chief executive officer and the holders of at least a majority of our common stock then outstanding may call special meetings of stockholders.

  Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board.

  Elimination of Stockholder Action By Written Consent. Our certificate of incorporation and bylaws eliminate the right of stockholders to act by written consent without a meeting.

  Elimination of Cumulative Voting. Our certificate of incorporation and bylaws do not provide for cumulative voting in the election of directors.

  Undesignated Preferred Stock. The authorization of undesignated preferred stock makes it possible for the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of NetIQ. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of NetIQ.

  Amendment of Charter Provisions. The amendment of the above provisions relating to the election and removal of directors, stockholder meetings and the elimination of stockholder action by written consent requires approval by holder of at least 66 2/3% of the outstanding common stock.

  See "Risk Factors--Provisions in our charter documents and in Delaware law..." on page 14 of this prospectus for a further discussion of the charter documents.

Effect of Delaware Antitakeover Statute

  We are subject to Section 203 of the Delaware General Corporation Law which regulates corporate acquisitions. Section 203 generally prevents Delaware corporations, including those whose securities are listed for trading on the Nasdaq National Market, from engaging in a business combination with any interested stockholder for three years following the date that such stockholder became an interested stockholder. A business combination includes, among other things, a merger or consolidation involving NetIQ and the interested stockholder and the sale of more than 10% of our assets. Generally, an interested stockholder is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person. A Delaware corporation may "opt out" of the Section with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from amendments approved by the holders of at least a majority of the corporation's outstanding voting shares. We have not "opted out" of the Section. See "Risk Factors--Provisions in our charter documents and in Delaware law..." on page 14 of this prospectus for a further discussion of antitakeover provisions of Delaware law.

Nasdaq National Market Listing

  Our shares are listed on the Nasdaq Stock Market's National Market under the symbol "NTIQ."

Transfer Agent

  The transfer agent and registrar for the common stock is BankBoston, N.A. The transfer agent's address is 150 Rayall St. Canton, Massachusetts 02021 and their telephone number is (781) 575-3120.

                        SHARES ELIGIBLE FOR FUTURE SALE

  After this offering, based upon shares outstanding at September 30, 1999, we will have outstanding 16,886,238 shares of common stock assuming no exercise of the underwriters' over-allotment option. Excluding the 1,500,000 shares of common stock offered by NetIQ in this offering and assuming no exercise of the underwriters' over-allotment option, as of the effective date of the registration statement, there will be 15,386,238 shares of common stock outstanding, 10,067,108 of which are "restricted" shares under the Securities Act and are not being sold in the offering.

  All restricted shares are subject to lock-up agreements with the underwriters entered into in connection with our initial public offering under which the holders of the restricted shares have agreed not to sell, pledge or otherwise dispose of their shares for a period of 180 days after the effective date of the initial public offering, or January 25, 2000. In addition, in connection with this offering all executive officers and directors as well as certain significant stockholders, entered into lock-up agreements with the underwriters under which such persons have agreed not to sell, pledge or otherwise dispose of their shares for a period of 90 days after the date of this prospectus. Credit Suisse First Boston Corporation may release the shares subject to any of these lock-up agreements in whole or in part at any time with or without notice. However, Credit Suisse First Boston Corporation has no current plans to do so. The following table indicates approximately when the 10,067,108 shares of our common stock that are restricted and are not being sold in the offering but which will be outstanding at the time the offering is complete will be eligible for sale into the public market:

                  Eligibility of Shares for Sale in Public Market
                  -----------------------------------------------
  ----------------------------------------------------------------------------
     At effective date of this offering............................     0
  ----------------------------------------------------------------------------
     January 25, 2000 (180 days after initial public offering
      effective date)..............................................  2,477,074
  ----------------------------------------------------------------------------
     90 days after effective date of this offering................. 10,040,442


  Many of the restricted shares that will become available for sale in the public market beginning 90 days after the effective date will be subject to volume and other resale restrictions pursuant to Rule 144 because the holders are affiliates of NetIQ. In general, under Rule 144, an affiliate of NetIQ, or person who has beneficially owned restricted shares for at least one year, will be entitled to sell in any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of the common stock, approximately 168,862 shares immediately after this offering, or the average weekly trading volume during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC. Sales under Rule 144 are subject to requirements relating to manner of sale, notice and availability of current public information about NetIQ. A person who is not deemed to have been an affiliate of ours at any time during the 90 days immediately preceding the sale and who has beneficially owned his or her shares for at least two years is entitled to sell his or her shares under Rule 144(k) without regard to the limitations described above.

  As of September 30, 1999, 5,333,332 shares were reserved for issuance under the stock plan, of which options to purchase 2,483,961 shares were then outstanding. Based on options outstanding as of September 30, 1999, beginning 90 days after the effective date approximately 993,996 shares issuable upon the exercise of vested options will become eligible for sale and 36,665 shares issued under restricted stock agreements under the stock option plan will no longer be subject to a repurchase option and will be eligible for resale.

                                  UNDERWRITING

  Under the terms and subject to the conditions contained in an underwriting agreement dated December 9, 1999, we and the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation, Hambrecht & Quist LLC, BancBoston Robertson Stephens Inc., SoundView Technology Group, Inc. and C.E. Unterberg, Towbin are acting as representatives, the following respective numbers of shares of common stock:

                                                                      Number of
             Underwriter                                               Shares
             -----------                                              ---------
   Credit Suisse First Boston Corporation............................ 1,386,000
   Hambrecht & Quist LLC.............................................   770,000
   BancBoston Robertson Stephens Inc. ...............................   539,000
   SoundView Technology Group, Inc. .................................   385,000
   C.E. Unterberg, Towbin............................................    70,000
   E*Offering Corp...................................................    70,000
   Invemed Associates LLC............................................    70,000
   Prudential Securities Incorporated................................    70,000
   Charles Schwab & Co., Inc.........................................    70,000
   SG Cowen Securities Corporation...................................    70,000
                                                                      ---------
     Total........................................................... 3,500,000
                                                                      =========

  The underwriting agreement provides that the underwriters are obligated to purchase all of the shares of common stock offered in this offering, if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering of common stock may be terminated.

  We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 525,000 additional shares of common stock at the offering price less the underwriting discounts and commissions. This option may be exercised only to cover over-allotments of common stock.

  The underwriters propose to offer the common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a concession of $1.69 per share. The underwriters and the selling group members may allow a discount of $0.10 per share on sales to other broker/dealers. After the offering, the public offering price and concession and discount to broker/dealers may be changed by the representatives.

  The following table summarizes the discounts and commissions and estimated expenses that we and the selling stockholders will pay.

                                    Per Share                       Total
                          ----------------------------- -----------------------------
                             Without          With         Without          With
                          over-allotment over-allotment over-allotment over-allotment
                          -------------- -------------- -------------- --------------
Underwriting discounts
 and commissions paid by
 us.....................      $2.81          $2.81        $4,215,000     $5,690,250
Expenses payable by us..      $0.30          $0.22        $  450,000     $  450,000
Underwriting discounts
 and commissions paid by
 selling stockholders...      $2.81          $2.81        $5,620,000     $5,620,000

  We, our executive officers, directors, the selling stockholders and certain of our other existing stockholders have agreed that we and they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any additional shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus, except in our case for grants of employee stock options under the terms of a plan in effect on the date hereof, issuances of securities upon the exercise of employee stock options outstanding on the date hereof or the exercise of any other stock options outstanding on the date hereof. In addition, in connection with our initial public offering in July 1999, holders of "restricted securities" entered into lock-up agreements with the underwriters pursuant to which they have agreed not to offer, sell, contract, to sell, announce their intention to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock without the consent of Credit Suisse First Boston Corporation until January 25, 2000.

  We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or to contribute to payments which the underwriters may be required to make in respect thereof.

  The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions, penalty bids and "passive" market making in accordance with Regulation M under the Securities Exchange Act.

  . Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

  . Stabilizing transactions permit bids to purchase shares of the common stock so long as the stabilizing bids do not exceed a specified maximum.

  . Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

  . Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

  . ""Passive'' market making allows market makers in the securities who are underwriters or prospective underwriters to, subject to certain limitations, make bids for purchases of the securities until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                          NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

  The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are effected. Accordingly, any resale of the common stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

  Each purchaser of common stock in Canada who receives a purchase confirmation will be deemed to represent to us and the dealer from whom the purchase confirmation is received that (1) such purchaser is entitled under applicable provincial securities laws to purchase such common stock without the benefit of a prospectus qualified under the such securities laws, (2) where required by law, that such purchaser is purchasing as principal and not as agent, and (3) such purchaser has reviewed the text above the text under "Resale Restrictions."

Rights of Action (Ontario Purchasers)

  The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

Enforcement of Legal Rights

  All of the issuer's directors and officers as well as the experts named herein and the selling shareholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

Notice to British Columbia Residents

  A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that the purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by such purchaser in this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one report must be filed in respect of common stock acquired on the same date and under the same prospectus exemption.

Taxation and Eligibility for Investment

  Canadian purchasers of common stock should consult with their own legal and tax advisors with respect to the tax consequences of an investment in our common stock in their particular circumstances and with respect to the eligibility of our common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

  The validity of the common stock offered hereby will be passed upon for NetIQ by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters will be passed upon for the underwriters by Morrison & Foerster LLP, Palo Alto, California. As of the date of this prospectus, WS Investment Company 95B, an investment partnership composed of current and former members of and persons associated with Wilson Sonsini Goodrich & Rosati, Professional Corporation beneficially own a total of 41,666 shares of NetIQ's common stock.

                                    EXPERTS

  The consolidated financial statements as of June 30, 1998 and 1999, and for each of the years in the three year period ended June 30, 1999, included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement, and have been so included in reliance upon the reports of such firm given upon their authority as experts in auditing and accounting.

                      WHERE TO FIND OTHER NETIQ DOCUMENTS

  We have filed a registration statement on Form S-1 with the SEC with respect to the common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For further information with respect to NetIQ and the common stock, reference is made to the registration statement and its exhibits and schedules. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's Web site at http://www.sec.gov.

  We are subject to the information and periodic reporting requirements of the Securities Exchange Act and, in accordance with this law, file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available for inspection and copying at the SEC's public reference rooms, our Web site and the Web site of the SEC referred to above.

                               NetIQ CORPORATION

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Audited Financial Statements for Fiscal Years Ended June 30, 1997, 1998
 and 1999
Independent Auditors' Report.............................................   F-2
Consolidated Balance Sheets..............................................   F-3
Consolidated Statements of Operations....................................   F-4
Consolidated Statements of Stockholders' Equity..........................   F-5
Consolidated Statements of Cash Flows....................................   F-6
Notes to Consolidated Financial Statements...............................   F-7
Unaudited Financial Statements for Three Months Ended September 30, 1998,
 and 1999
Condensed Consolidated Balance Sheets....................................  F-18
Condensed Consolidated Statements of Operations and Comprehensive
 Income..................................................................  F-19
Condensed Consolidated Statements of Cash Flows..........................  F-20
Notes to Condensed Consolidated Financial Statements.....................  F-21

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of NetIQ Corporation:

  We have audited the accompanying consolidated balance sheets of NetIQ Corporation and subsidiaries (the Company) as of June 30, 1998 and 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of NetIQ Corporation and subsidiaries as of June 30, 1998 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1999 in conformity with generally accepted accounting principles.

Deloitte & Touche LLP

San Jose, California
July 9, 1999
(August 4, 1999 as to Note 13)

                               NetIQ CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                             June 30, 1998 and 1999
               (In thousands, except share and per share amounts)

                                                               1998     1999
                                                              -------  -------
ASSETS
Current assets:
  Cash and cash equivalents.................................. $ 3,358  $ 9,634
  Accounts receivable, net of allowance for uncollectible
   accounts of $307 and $650 in 1998 and 1999................   4,055    6,395
  Prepaid expenses...........................................     167      764
                                                              -------  -------
    Total current assets.....................................   7,580   16,793
Property and equipment, net..................................     527    1,465
Other assets.................................................      98       96
                                                              -------  -------
    Total Assets............................................. $ 8,205  $18,354
                                                              =======  =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Short-term debt............................................ $   --   $ 5,144
  Accounts payable...........................................     535      326
  Accrued compensation and related benefits..................     809    1,100
  Other liabilities..........................................     375    1,839
  Deferred revenue...........................................   1,547    3,941
                                                              -------  -------
    Total current liabilities................................   3,266   12,350
Long-term debt...............................................     --       205
                                                              -------  -------
    Total liabilities........................................   3,266   12,555
                                                              -------  -------
Commitments and contingencies (Note 8)
Stockholders' equity:
  Convertible preferred stock-$0.001 (aggregate liquidation
   preference of $11,000,000): 11,100,000 shares authorized
   and 7,399,977 outstanding.................................  10,955   10,955
  Common stock-$0.001; 30,000,000 shares authorized; shares
   outstanding: 1998, 3,217,833; 1999, 4,115,494.............   1,302    4,909
  Note receivable from stockholder...........................      (6)     --
  Deferred stock-based compensation..........................  (1,011)  (2,122)
  Accumulated deficit........................................  (6,301)  (7,943)
                                                              -------  -------
    Total stockholders' equity...............................   4,939    5,799
                                                              -------  -------
    Total liabilities and stockholders' equity............... $ 8,205  $18,354
                                                              =======  =======

                See notes to consolidated financial statements.

                               NetIQ CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    Years Ended June 30, 1997 1998 and 1999
                    (In thousands, except per share amounts)

                                                      1997     1998     1999
                                                     -------  -------  -------
Software license revenue...........................  $   369  $ 6,603  $18,433
Service revenue....................................       19      467    3,136
                                                     -------  -------  -------
    Total revenue..................................      388    7,070   21,569
                                                     -------  -------  -------
Cost of software license revenue...................        9      235      755
Cost of service revenue............................       46      407    1,260
                                                     -------  -------  -------
    Total cost of revenue..........................       55      642    2,015
                                                     -------  -------  -------
Gross profit.......................................      333    6,428   19,554
Operating expenses:
  Sales and marketing..............................    1,238    5,748   11,685
  Research and development.........................    1,003    2,192    4,344
  General and administrative.......................      479    1,611    2,983
  Stock-based compensation.........................       10      250    1,928
  Settlement of litigation.........................      --       --       364
                                                     -------  -------  -------
    Total operating expenses.......................    2,730    9,801   21,304
                                                     -------  -------  -------
Loss from operations...............................   (2,397)  (3,373)  (1,750)
Interest income (expense):
  Interest income..................................      119      262      219
  Interest expense.................................       (3)     --      (111)
                                                     -------  -------  -------
  Interest income, net.............................      116      262      108
                                                     -------  -------  -------
Net loss...........................................  $(2,281) $(3,111) $(1,642)
                                                     =======  =======  =======
Basic and diluted net loss per share...............  $ (1.62) $ (1.34) $ (0.47)
Shares used to compute basic and diluted net loss
 per share.........................................    1,411    2,325    3,476
Pro forma basic and diluted net loss per share (See
 Note 1)...........................................                    $ (0.15)
Shares used to compute pro forma basic and diluted
 net loss per share (See Note 1)...................                     10,876


                See notes to consolidated financial statements.

                               NetIQ CORPORATION

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                    Years Ended June 30, 1997, 1998 and 1999
                      (In thousands, except share amounts)

                             Convertible                          Note
                           Preferred Stock    Common Stock     Receivable    Deferred
                          ----------------- -----------------     From     Stock-based  Accumulated
                           Shares   Amount   Shares    Amount  Stockholder Compensation   Deficit   Total
                          --------- ------- ---------  ------  ----------- ------------ ----------- ------
Balances, July 1, 1996..  4,666,656 $ 2,786 2,882,665  $    9     $ (6)      $   --       $  (909)  $1,880
 Issuance of Series B
  preferred stock, at
  $3.00 per share, net
  of issuance costs of
  $31...................  2,733,321   8,169       --      --       --            --           --     8,169
 Exercise of stock
  options...............        --      --    144,918       9      --            --           --         9
 Deferred stock-based
  compensation..........        --      --        --       30      --            (30)         --       --
 Amortization of
  deferred stock-based
  compensation..........        --      --        --      --       --             10          --        10
 Net loss...............        --      --        --      --       --            --        (2,281)  (2,281)
                          --------- ------- ---------  ------     ----       -------      -------   ------
Balances, June 30,
 1997...................  7,399,977  10,955 3,027,583      48       (6)          (20)      (3,190)   7,787
 Exercise of stock
  options...............        --      --    190,250      13      --            --           --        13
 Deferred stock-based
  compensation..........        --      --        --    1,241      --         (1,241)         --       --
 Amortization of
  deferred stock-based
  compensation..........        --      --        --      --       --            250          --       250
 Net loss...............        --      --        --      --       --            --        (3,111)  (3,111)
                          --------- ------- ---------  ------     ----       -------      -------   ------
Balances, June 30,
 1998...................  7,399,977  10,955 3,217,833   1,302       (6)       (1,011)      (6,301)   4,939
 Exercise of stock
  options...............        --      --    929,325     254      --            --           --       254
 Repurchase of common
  stock.................        --      --    (58,331)     (3)       6           --           --         3
 Issuance of stock......        --      --     26,667     320      --            --           --       320
 Deferred stock-based
  compensation..........        --      --        --    3,036      --         (3,036)         --       --
 Amortization of
  deferred stock-based
  compensation..........        --      --        --      --       --          1,925          --     1,925
 Net loss...............        --      --        --      --       --            --        (1,642)  (1,642)
                          --------- ------- ---------  ------     ----       -------      -------   ------
Balances, June 30,
 1999...................  7,399,977 $10,955 4,115,494  $4,909     $--        $(2,122)     $(7,943)  $5,799
                          ========= ======= =========  ======     ====       =======      =======   ======


                See notes to consolidated financial statements.

                               NetIQ CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                    Years Ended June 30, 1997, 1998 and 1999
                                 (In thousands)

                                                      1997     1998     1999
                                                     -------  -------  -------
Cash flows from operating activities:
  Net loss.......................................... $(2,281) $(3,111) $(1,642)
  Adjustments to reconcile net loss to net cash
   provided by (used in) operating activities:
    Depreciation....................................      70      198      406
    Stock-based compensation........................      10      250    1,928
    Stock issued in lieu of compensation............     --       --       320
    Gain on sale of property and equipment..........     --       --        11
    Changes in:
      Accounts receivable...........................    (159)  (3,896)  (2,340)
      Prepaid expenses..............................      10     (166)    (597)
      Accounts payable..............................     199      308     (209)
      Accrued compensation and related benefits.....      46      731      291
      Other liabilities.............................      38      337    1,464
      Deferred revenue..............................      72    1,475    2,394
                                                     -------  -------  -------
      Net cash provided by (used in) operating
       activities...................................  (1,995)  (3,874)   2,026
                                                     -------  -------  -------
Cash flows from investing activities:
  Purchases of property and equipment...............    (220)    (453)  (1,366)
  Proceeds from sales of property and equipment.....     --       --        11
  Purchases/maturities of short-term investments....   2,085      --       --
  Other.............................................     (18)     (76)       2
                                                     -------  -------  -------
      Net cash provided by (used in) investing
       activities...................................   1,847     (529)  (1,353)
                                                     -------  -------  -------
Cash flows from financing activities:
  Proceeds from borrowings..........................     --       --     5,433
  Payments on borrowings............................     --       --       (84)
      Net repayments on line of credit facility.....    (314)     --       --
  Proceeds from sale of common stock................       9       13      254
  Proceeds from issuance of preferred stock.........   8,169      --       --
                                                     -------  -------  -------
      Net cash provided by financing activities.....   7,864       13    5,603
                                                     -------  -------  -------
Net increase (decrease) in cash and cash
 equivalents........................................   7,716   (4,390)   6,276
Cash and cash equivalents, beginning of year........      32    7,748    3,358
                                                     -------  -------  -------
Cash and cash equivalents, end of year.............. $ 7,748  $ 3,358  $ 9,634
                                                     =======  =======  =======
Noncash investing and financing activities:
  Receipt of common stock for stockholder's note
   receivable....................................... $   --   $   --   $    (6)
Supplemental disclosure of cashflow information--
 cash paid for:
  Interest.......................................... $     3  $   --   $    20
  Income taxes...................................... $     1  $     3  $    37

                See notes to consolidated financial statements.

                               NetIQ CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    Years Ended June 30, 1997, 1998 and 1999

1. Organization and Summary of Significant Accounting Policies

  Organization -- NetIQ Corporation (the Company) was incorporated in California in June 1995 to develop, market and support performance and availability management software for the Microsoft Windows NT environment. In July 1999 the Company was reincorporated in the state of Delaware (See Note
13). The Company markets its products through its field and inside sales organization and reseller channel partners, which are focused on customers primarily located in the United States, Europe and Asia.

  Basis of Presentation -- The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. All significant intercompany accounts and transactions have been eliminated in consolidation.

  Use of Estimates -- The preparation of the financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

  Cash Equivalents -- The Company considers all highly liquid debt instruments purchased with a remaining maturity of three months or less to be cash equivalents.

  Property and Equipment -- Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives, generally three to five years.

  Software Development Costs -- Costs for the development of new software products and substantial enhancements to existing software products are expensed as incurred until technological feasibility has been established, at which time any additional costs would be capitalized in accordance with Statement of Financial Accounting Standards (SFAS) No. 86, Computer Software To Be Sold, Leased or Otherwise Marketed. The costs to develop such software have not been capitalized as the Company believes its current software development process is essentially completed concurrent with the establishment of technological feasibility.

  Revenue Recognition -- Statement of Position 97-2, Software Revenue Recognition (SOP 97-2), was issued in October 1997 by the American Institute of Certified Public Accountants (AICPA) and was amended by Statement of Position 98-4 (SOP 98-4). The Company adopted SOP 97-2 effective July 1, 1997 and SOP 98-4 effective March 31, 1998. The Company believes its current revenue recognition policies and practices are consistent with SOP 97-2 and SOP 98-4. Additionally, the AICPA issued SOP 98-9 in December 1998, which provides certain amendments to SOP 97-2, and is effective for transactions entered into by the Company beginning July 1, 1999. The Company does not believe that adoption of this amendment will have a material impact on its financial position, results of operations or cash flows.

  Software license revenue is recognized upon meeting all of the following criteria: execution of a written purchase order, license agreement or contract; delivery of software and authorization keys; the license fee is fixed and determinable; collectibility of the proceeds within six months is assessed as being probable; and vendor-specific objective evidence exists to allocate the total fee to elements of the arrangement. Vendor-specific objective evidence is based on the price generally charged when an element is sold separately, or if not yet sold separately, is established by authorized management. All elements of each order are valued at the time of revenue recognition. For sales made through distributors, resellers and original equipment manufacturers the Company recognizes revenue at the time these partners report to the Company that they have sold the software to the end user and all revenue recognition criteria have been met. Service revenue includes maintenance

                               NetIQ CORPORATION

                    Years Ended June 30, 1997, 1998 and 1999

revenue, which is deferred and recognized ratably over the maintenance period, and revenue from consulting and training services, which is recognized as services are performed.

  Income Taxes -- Deferred tax assets and liabilities are recorded for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. A valuation allowance is recorded to reduce net deferred tax assets to amounts that are more likely than not to be recognized.

  Stock-based Compensation -- The Company accounts for its employees stock option plan in accordance with provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees.

  Net Loss Per Share -- Basic loss per share excludes dilution and is computed by dividing net loss by the weighted average number of common shares outstanding, less shares subject to repurchase by the Company. Diluted net loss per share reflects the potential dilution that could occur if securities or other contracts to issue common stock (convertible preferred stock, warrants and common stock options) were exercised or converted into common stock. Common share equivalents are excluded from the computation in loss periods, as their effect would be antidilutive.

  Pro forma Net Loss Per Share -- Pro forma basic and diluted net loss per share is computed by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding for the period, less shares subject to repurchase by the Company, and the weighted average number of common shares resulting from the automatic conversion of all outstanding shares of convertible preferred stock upon the closing of the initial public offering (See Note 13).

  Foreign Currency Transactions -- The functional currency of the Company's foreign subsidiaries is the U.S. dollar. For those foreign subsidiaries whose books and records are not maintained in the functional currency, all monetary assets and liabilities are remeasured at the current exchange rate at the end of each period reported, nonmonetary assets are remeasured at historical rates and revenues and expenses are remeasured at average exchange rates in effect during the period, except for those expenses related to balance sheet amounts that are remeasured at historical exchange rates. Transaction gains and losses, which are included in other income (expense) in the accompanying consolidated statements of operations, have not been significant.

  Concentration of Credit Risk -- Financial instruments, which potentially subject the Company to concentrations of credit risk consist primarily of trade receivables. The Company sells its products to companies in diverse industries and generally does not require its customers to provide collateral to support accounts receivable. To reduce credit risk, management performs ongoing credit evaluations of its customers' financial condition. The Company maintains allowances for potential credit losses.

  Certain Significant Risks and Uncertainties -- The Company operates in the software industry, and accordingly, can be affected by a variety of factors. For example, management of the Company believes that changes in any of the following areas could have significant negative effect on the Company's future financial position, results of operations and cash flows; demand for performance and availability management software solutions, including any adverse purchasing patterns caused by Year 2000 related concerns; new product introductions by competitors; development of distribution channels; demand for Windows NT-based systems and applications; ability to implement and expand operational customer support and financial control systems to manage rapid growth, both domestically and internationally; the hiring, training and retention of key employees; the Company's relationship with Microsoft; fundamental changes in technology underlying software products; litigation or other claims against the Company.

                               NetIQ CORPORATION

                    Years Ended June 30, 1997, 1998 and 1999


  Recently Issued Accounting Standards -- In June 1997, the Financial Accounting Standards Board (FASB) issued SFAS No.130, Reporting Comprehensive Income, which requires an enterprise to report, by major components and as a single total, the changes in its net assets during the period from nonowner sources; and SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, which establishes annual and interim reporting standards for an enterprise's business segments and related disclosures about its products, services, geographic areas and major customers. The Company's comprehensive loss was equal to its net loss for all periods presented. The Company currently operates in one reportable segment under SFAS No. 131.

  In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which defines derivatives, requires that all derivatives be carried at fair value, and provides for hedge accounting when certain conditions are met. SFAS No. 133 is effective for the Company in fiscal 2001. Although the Company has not fully assessed the implications of SFAS No. 133, the Company does not believe that adoption of this statement will have a material impact on the Company's financial position or results of operations.

2. Property and Equipment

  Property and equipment at June 30 consist of (in thousands):

                                                                  1998    1999
                                                                  -----  ------
   Computer equipment and software............................... $ 760  $1,587
   Furniture and fixtures........................................    55     448
   Construction in progress......................................     6     113
                                                                  -----  ------
                                                                    821   2,148
   Less accumulated depreciation.................................  (294)   (683)
                                                                  -----  ------
   Property and equipment, net................................... $ 527  $1,465
                                                                  =====  ======

3. Settlement of Litigation

  In September 1996, Compuware Corporation filed a complaint against the Company alleging misappropriation of certain trade secrets, copyright infringement, unfair competition and other claims. A settlement of these claims was reached in January 1999 and final documentation (the Settlement Agreement) was entered into and the charges dismissed in March 1999.

  In March 1999, as a part of the Settlement Agreement, the Company received a loan of $5,000,000 under a subordinated secured promissory note. The loan bears interest at 6% per year and principal and accrued interest are payable on the earliest of (i) an initial public offering of the Company's securities raising in excess of $10,000,000, (ii) a change in control meeting certain criteria,
(iii) in the event of the Company filing for bankruptcy or insolvency or other specified events of default or (iv) January 1, 2002. The note is secured by security agreements covering all of the Company's assets and is subordinated to any bank credit facility.

  Also in March 1999, as a part of the Settlement Agreement, the Company issued a warrant to purchase up to 2% of the total outstanding common stock and common stock equivalents of the Company, calculated immediately prior to the events described in (i) or (ii) as follows, (i) the filing of a registration statement relating to the public offering of the Company's common stock or (ii) the signing of a definitive agreement regarding a change in control occurring prior to the initial public offering of the Company's common stock. The warrant is exercisable either upon (i) the effectiveness of a registration statement or
(ii) the closing of a change in control transaction. The exercise price, in the case of (i), is 90% of the price to the public or, in the

                               NetIQ CORPORATION

                   Years Ended June 30, 1997, 1998 and 1999

case of (ii), is 80% of the cash value of a share of common stock if the event takes place before December 31, 1999 or 90% of the cash value of a share of common stock if the event takes place on or after January 1, 2000. On June 16, 1999 Compuware executed an agreement to exercise its warrant to purchase 280,025 shares of common stock upon the effectiveness of the registration statement relating to the initial public offering. The value of such warrant, approximately $364,000 based on the initial public offering price of $13.00 per share, was charged to operating results in June 1999. The fair value of the warrant approximates the intrinsic value due to the diminimus life of the warrant.

4. Debt

  The Company had a Loan and Security Agreement (the Agreement) with a financial institution, which provided for a maximum credit facility of $2,000,000. This facility expired in May 1999.

  The Agreement also provided for equipment advances of $500,000 and during the year ended June 30, 1999, the Company obtained advances of $433,000 for capital acquisitions. Advances bear interest at the bank's prime rate (7.75% at June 30, 1999) plus 0.75%, which is payable monthly. Commencing December 1998, payments of principal and interest are due in equal monthly installments over a 36-month period. At June 30, 1999, the outstanding obligation was $349,000. Borrowings on the facility are due as follows: 2000, $144,000; 2001, $144,000; and 2002, $61,000. Borrowings under the Agreement are collateralized by a lien on all of the Company's assets.

5. Stockholders' Equity

  At June 30, 1999, convertible preferred stock consists of:

                                                        Amount (Net  Aggregate
                         Shares     Shares    Price Per of Issuance Liquidation
                       Designated Outstanding   Share     Costs)    Preference
                       ---------- ----------- --------- ----------- -----------
   Series A........... 4,666,656   4,666,656    $0.60   $ 2,786,304 $ 2,800,000
   Series B........... 2,733,321   2,733,321    $3.00     8,169,049   8,200,000
                       ---------   ---------            ----------- -----------
                       7,399,977   7,399,977            $10,955,353 $11,000,000
                       =========   =========            =========== ===========

  Significant terms of the convertible preferred stock are as follows:

  . Each share is convertible, at the option of the holder, into one share of common stock (subject to adjustments for events of dilution). Shares of Series A and B will be automatically converted into common stock upon the closing of a public offering yielding proceeds in excess of $7,500,000 and at a price of not less than $2.40 and $6.00 per share, respectively, or upon approval (by vote or written consent) of at least 66 2/3% of the then outstanding shares of series A or at least a majority of the then outstanding shares of Series B.

  . Each share has the same voting rights as the number of shares of common stock into which it is convertible.

  . In the event of liquidation, dissolution or winding up of the Company, the preferred shareholders of Series A and Series B shall receive an amount equal to $0.60 and $3.00 per share, respectively, plus an amount equal to all declared but unpaid dividends on each share. Any remaining assets will be distributed among the holders of Series A and Series B preferred stock and common stock, pro rata, based on the number of shares of common stock held by each shareholder on an as-converted basis. In total, the holders of Series A and Series B preferred stock shall not be entitled to receive more than $1.50 and $7.50 per share, respectively.

                               NetIQ CORPORATION

                   Years Ended June 30, 1997, 1998 and 1999


  . Holders of preferred stock are entitled to annual noncumulative dividends of $0.06 and $0.24 per share for Series A and Series B, respectively, when and if declared by the Board of Directors, prior to any dividends declared on common stock. No such dividends have been declared.

  See Note 13 concerning the subsequent conversion of preferred stock into common stock.

  Restricted Stock -- During fiscal year 1996 and 1999, the Company issued 2,882,667 and 53,333 shares of common stock at a total price of $9,035 and $80,000, respectively, to officers and employees of the Company. The shares are subject to repurchase by the Company at the original purchase price per share upon termination of employment prior to vesting of such shares. The restricted shares vest over periods ranging from one to four years in accordance with the terms of the original stock purchase agreement. At June 30, 1999, approximately 26,667 outstanding shares of such stock were subject to repurchase.

  The exercise price of $1.50 was less than the deemed fair value of the 53,333 shares issued during fiscal year 1999. Accordingly, the Company recorded $138,000 as deferred compensation and amortized $74,000 to expense during fiscal year 1999.

  Stock-Based Compensation -- In connection with options granted to purchase common stock, the Company recorded deferred stock compensation of $30,000, $1,241,000 and $3,036,000 in fiscal years 1997, 1998 and 1999, respectively.
Such amounts represent, for employee stock options, the difference between the exercise price and the fair value of the Company's common stock at the date of grant, and, for non-employee options, the deemed fair value of the option at the date of vesting. The deferred charges for employee options are being amortized to expense through fiscal year 2003 and the deferred charges for non-employee options were being amortized to expense through the end of the fiscal year 1999. Stock-based compensation expense of $10,000, $250,000 and $1,928,000 was recognized during fiscal years 1997, 1998 and 1999, respectively.

  Options granted to non-employees -- The Company has granted options to non-employees for consulting and legal services performed. The initial vesting period for these options ranged from immediate vesting to vesting over 4 years and the option exercise period ranges from 6 months to 10 years. Stock options issued to non-employees are accounted for in accordance with provisions of SFAS No. 123, Accounting for Stock-Based Compensation and Emerging Issues Task Force Issue No. 96-18, Accounting for Equity Instruments That Are Issued To Other Than Employees for Acquiring, or in Conjunction With Selling, Goods or Services. The fair value of stock options issued to non-employees was calculated using a risk free interest rate of 6%, expected volatility of 50% and actual length of the option.

  During fiscal year 1996, options for 150,667 shares were granted at an exercise price of $0.03 and no compensation related to these options was recorded in fiscal 1996. At June 30, 1996, unvested options totaled 104,167 shares.

  During fiscal year 1997, options for 142,833 shares were granted at an exercise price of $0.03. In connection with these options, the Company recorded deferred stock compensation of $30,000 and amortized $10,000 as an expense during fiscal year 1997. At June 30, 1997, unvested options totaled 142,306 shares and unamortized deferred stock-based compensation related to unvested options totaled $20,000.

  During fiscal year 1998, options for 133,333 shares were granted at an exercise price of $0.13. In connection with these options, the Company recorded deferred stock compensation of $285,000 and amortized $152,000 as an expense during fiscal year 1998. At June 30, 1998, unvested options totaled 142,306 shares and unamortized deferred stock-based compensation related to unvested options totaled $153,000.

                               NetIQ CORPORATION

                    Years Ended June 30, 1997, 1998 and 1999


  During fiscal year 1999, options for 20,333 shares were granted at an exercise price of $0.13, options for 108,333 shares were granted at an exercise price of $0.67 and 58,333 shares were granted at an exercise price of $9.00. In connection with these options, the Company recorded deferred stock compensation of $1,041,000 and amortized $1,194,000 as an expense during fiscal year 1999. At June 30, 1999, all non-employee options were fully vested and deferred stock-based compensation was fully amortized.

  Common Shares Reserved for Issuance -- At June 30, 1999, the Company had reserved shares of common stock for issuance as follows.

   Conversions of convertible preferred stock........................  7,399,977
   Issuance under stock option plan..................................  2,719,521
   Issuance under Employee Stock Purchase Plan.......................    500,000
   Exercise of common stock warrants.................................    280,025
                                                                      ----------
     Total........................................................... 10,899,523
                                                                      ==========

  Stock Option Plan -- Under the Company's 1995 Stock Option Plan (the Plan) 5,333,332 shares are reserved for issuance to employees, consultants and directors. Incentive stock options are granted at fair market value (as determined by the Board of Directors) at the date of grant; nonstatutory options and stock sales may be offered at not less than 85% of fair market value. Generally, options become exercisable over four years and expire ten years after the date of grant.

  A summary of stock option activity under the Plan is as follows:

                                                                  Weighted-
                                                                   Average
                                                      Shares    Exercise Price
                                                     ---------  --------------
   Outstanding, July 1, 1996 (53,333 shares
    exercisable at $0.06)...........................   767,329      $0.06
     Granted (weighted-average fair value of
      $0.03)........................................   951,156       0.11
     Exercised......................................  (144,918)      0.06
     Canceled.......................................  (149,992)      0.06
                                                     ---------      -----
   Outstanding, June 30, 1997 (249,705 shares
    exercisable at $0.06)........................... 1,423,575       0.09
     Granted (weighted-average fair value of
      $1.26)........................................ 1,005,627       0.30
     Exercised......................................  (190,250)      0.08
     Canceled.......................................    (2,657)      0.30
                                                     ---------      -----
   Outstanding, June 30, 1998 (631,723 shares
    exercisable at $0.13)........................... 2,236,295       0.20
     Granted (weighted-average fair value of
      $3.15)........................................ 1,299,216       6.03
     Exercised......................................  (929,325)      0.27
     Canceled.......................................   (57,165)      0.30
                                                     ---------      -----
   Outstanding, June 30, 1999....................... 2,549,021      $3.13
                                                     =========      =====

  At June 30, 1999, 153,169 shares were available under the Plan for future grant.

                               NetIQ CORPORATION

                    Years Ended June 30, 1997, 1998 and 1999


  The following table summarizes information concerning options outstanding as of June 30, 1999:

                                Options Outstanding            Options Vested
                       ------------------------------------- ------------------
                                   Weighted-Average Weighted           Weighted
                        Number of     Remaining     Average  Vested at Average
        Range of         Options   Contractual Life Exercise June 30,  Exercise
     Exercise Prices   Outstanding     (Years)       Price     1999     Price
     ---------------   ----------- ---------------- -------- --------- --------
   $0.06 - $0.30......  1,441,174        8.04        $0.22    522,252   $0.20
   $1.50 - $3.00......    449,683        9.43         1.78    145,375    1.50
   $9.00 - $12.00.....    658,164        9.81        10.43     64,744    9.12
                        ---------        ----        -----    -------   -----
   $0.06 - $12.00.....  2,549,021        8.74        $3.13    732,371   $1.25
                        =========        ====        =====    =======   =====

  SFAS 123, Accounting for Stock-Based Compensation, requires the disclosure of pro forma net income or loss had the Company adopted the fair value method since the Company's inception. Under SFAS 123, the fair value of stock-based awards to employees is calculated through the use of the Black-Scholes options pricing model, even though such model was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. The Black-Scholes model also requires subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values.

  The weighted-average fair value of the Company's stock-based awards to employees was estimated using the minimum value method and assuming no dividends will be declared and the following additional assumptions:

                                                       Year Ended June 30,
                                                     -------------------------
                                                      1997     1998     1999
                                                     -------  -------  -------
   Estimated life (in years)........................    3.67     4.00     4.00
   Risk-free interest rate..........................     6.0%     5.6%     6.0%

  For pro forma purposes, the estimated fair value of the Company's stock-based awards to employees is amortized, using the straight-line method over the options' vesting period. The Company's pro forma results are as follows:

                                                       Year Ended June 30,
                                                     -------------------------
                                                      1997     1998     1999
                                                     -------  -------  -------
   Net loss:
     As reported.................................... $(2,281) $(3,111) $(1,642)
     Pro forma......................................  (2,281)  (3,395)  (2,936)
   Basic and diluted net loss per share:
     As reported.................................... $ (1.62) $ (1.34) $ (0.47)
     Pro forma......................................   (1.62)   (1.46)   (0.84)

                               NetIQ CORPORATION

                    Years Ended June 30, 1997, 1998 and 1999


6. Net Loss Per Share

  The following is a reconciliation of the numerators and denominators used in computing basic and diluted net loss per share (in thousands, except per share amounts).

                                                      Year Ended June 30,
                                                    -------------------------
                                                     1997     1998     1999
                                                    -------  -------  -------
   Net loss (numerator), basic and diluted......... $(2,281) $(3,111) $(1,642)
                                                    -------  -------  -------
   Shares (denominator):
     Weighed average common shares outstanding.....   2,944    3,095    3,654
     Weighed average common shares outstanding
      subject to repurchase........................  (1,533)    (770)    (178)
                                                    -------  -------  -------
   Shares used in computation, basic and diluted...   1,411    2,325    3,476
                                                    =======  =======  =======
   Net loss per share, basic and diluted........... $ (1.62) $ (1.34) $ (0.47)
                                                    =======  =======  =======

  For the above mentioned periods, the Company had securities outstanding which could potentially dilute basic earnings per share in the future, but were excluded in the computation of diluted net loss per share in the periods presented, as their effect would have been antidilutive. Such outstanding securities consist of the following (in thousands):

                                                               Year Ended June
                                                                     30,
                                                              ------------------
                                                              1997  1998   1999
                                                              ----- ----- ------
   Convertible preferred stock............................... 7,400 7,400  7,400
   Shares of common stock subject to repurchase.............. 1,048   293     27
   Outstanding options....................................... 1,424 2,236  2,549
   Warrants..................................................   --    --     280
                                                              ----- ----- ------
     Total................................................... 9,872 9,929 10,256
                                                              ===== ===== ======

7. Income Taxes

  The Company's deferred income tax assets at June 30 are comprised of the following (in thousands):

                                                              1998     1999
                                                             -------  -------
   Net deferred tax assets:
     Net operating loss carryforwards....................... $ 2,897  $ 1,833
     Stock-based compensation...............................     --       593
     Research and development and alternative minimum tax
      credit................................................     140      576
     Accruals deductible in different periods...............    (373)     231
     Other..................................................    (173)     (91)
                                                             -------  -------
                                                               2,491    3,142
   Valuation allowance......................................  (2,491)  (3,142)
                                                             -------  -------
   Total.................................................... $   --   $   --
                                                             =======  =======

  Deferred income taxes reflect the tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as net operating loss and tax credit carryforwards. Due to the uncertainty surrounding the realization of the benefits of its favorable tax attributes in future tax returns, the Company has fully reserved its net deferred tax assets.

                               NetIQ CORPORATION

                    Years Ended June 30, 1997, 1998 and 1999


  The valuation allowance increased by $869,000, $1,286,000 and $651,000, in fiscal years 1997, 1998 and 1999, respectively.

  The Company's effective tax rate differs from the expected benefit at the federal statutory rate as follows:

                                                         Year Ended June 30
                                                         ---------------------
                                                         1997    1998    1999
                                                         -----  -------  -----
   Federal statutory tax benefit........................ $(776) $(1,057) $(565)
   State tax benefit....................................  (139)    (180)   (73)
   Stock-based compensation expense.....................   --       100    225
   Valuation allowance..................................   869    1,286    651
   Other................................................    46     (149)  (238)
                                                         -----  -------  -----
                                                         $ --   $   --   $ --
                                                         =====  =======  =====

  At June 30, 1999, the Company had net operating loss (NOL) carryforwards of approximately $3,215,000 for federal and $886,000 for state income tax purposes and $1,845,000 for foreign income tax purposes. The federal NOL carryforwards expire through 2018 and the state NOL carryforwards expire through 2003. In addition, at June 30, 1999, the Company had $278,000 of research and development tax credit carryforwards for federal and $231,000 for state income tax purposes and $67,000 of alternative minimum tax carryforwards. The extent to which the loss carryforwards can be used to offset future taxable income may be limited, depending on the extent of ownership changes within any three-year period as provided in the Tax Reform Act of 1986 and the California Conformity Act of 1987. Additionally, loss carryforwards generated in fiscal 1997 are required to be amortized over six years, as the Company elected to change its tax fiscal year end to June 30.

8. Commitments and Contingencies

  Operating Leases -- The Company leases its principal facility under a noncancelable operating lease which expires in July 2003, and certain equipment under an operating lease. Under the terms of the facility lease, the Company is responsible for its proportionate share of maintenance, property tax and insurance expenses. The agreement provides an option to extend the lease for two years and a second option to extend for an additional 28 months. Future minimum annual lease commitments are as follows: 2000, $781,000; 2001, $707,000; 2002, $730,000; 2003, $759,000; 2004, $63,000.

  Rent expense under operating leases was approximately $79,000, $224,000 and $888,000, for fiscal years 1997, 1998 and 1999, respectively.

  Royalty Agreement -- In August 1996, the Company entered into a Software License and Distribution Agreement which provides the Company a non-exclusive worldwide license to certain third-party technology. The Company is required to pay specified royalties based on a percentage of revenue from products incorporating the technology. Total royalty expense under the Agreement for fiscal year 1998 and 1999 was $103,000 and $262,000, respectively. No royalties were payable in fiscal 1997.

9. Employee Benefit Plan

  The Company sponsors a 401(k) Savings and Retirement Plan (the Plan) for all eligible employees who meet certain eligibility requirements. Participants may contribute, on a pre-tax basis, between 1% and 15% of their annual compensation, but not to exceed a maximum contribution amount pursuant to
Section 401(k) of the Internal Revenue Code. The Company is not required to contribute, nor has it contributed, to the Plan for any of the periods presented.

                               NetIQ CORPORATION

                    Years Ended June 30, 1997, 1998 and 1999


10. Major Customers

  One customer accounted for 11% of accounts receivable at June 30, 1998. Two other customers accounted for 15% and 10% of accounts receivable at June 30, 1999. Two customers accounted for 45% and 12% of total revenue in fiscal 1997. No single customer accounted for greater than 10% of total revenue in fiscal 1998 or 1999.

11. Segment and Geographical Information

  As discussed in Note 1, the Company follows requirements of SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information. As defined in SFAS No. 131, the Company operates in one reportable segment: the design, development, marketing, support and sales of performance and availability management software for the Microsoft Windows NT environment. No individual foreign country accounted for greater than 10% of total revenue or long-lived assets in any of the periods presented. The following table summarizes total net revenue and long-lived assets attributed to significant countries (in thousands).

                                                            Year Ended June 30,
                                                            -------------------
                                                            1997  1998   1999
                                                            ---- ------ -------
   Total revenue:
     United States......................................... $388 $6,342 $17,250
     Foreign...............................................  --     728   4,319
                                                            ---- ------ -------
       Total revenue*...................................... $388 $7,070 $21,569
                                                            ==== ====== =======
   Long-lived assets:
     United States......................................... $294 $  528 $ 1,390
     Foreign...............................................  --      97     171
                                                            ---- ------ -------
       Total long-lived assets............................. $294 $  625 $ 1,561
                                                            ==== ====== =======

--------
* Revenue is attributed to countries based on location of customer invoiced.

12. Related Party Transaction

  During each of the fiscal years 1997, 1998 and 1999, a member of the Company's board of directors earned $60,000 in consulting fees.

13. Subsequent Events

  On July 9, 1999 the board of directors and stockholders approved an increase in the number of shares of common stock of the Company available for issuance under the 1995 Stock Option Plan from 3,966,666 to 5,333,332 shares, plus annual increases, effective on the first day of each fiscal year, beginning July 1, 2000, equal to the lesser of (i) 4% of the shares of common stock outstanding on the last day of the preceding fiscal year, (ii) 1,333,333 shares or (iii) an amount determined by the Company's board of directors. Additionally, the stock plan includes an automatic nondiscretionary grant mechanism that provides that options will be granted to non-employee directors who on the date of grant do not beneficially own 1% or more of the total voting power of the Company's voting securities. The stock plan specifically provides for an initial automatic grant of an option to purchase 8,333 shares of common stock to a non-employee director who first becomes a director after the Company's initial public offering. Each non-employee director who has served on the board for at least six months will subsequently be granted an option to purchase 8,333 shares of common stock on the date of the

                               NetIQ CORPORATION

                    Years Ended June 30, 1997, 1998 and 1999

annual meeting of stockholders. However, if the first annual meeting following the Company's initial public offering falls within six months of the effective date of the initial public offering no grants will be made until the following annual meeting. Each option granted to an outside director under this program will have a term of five years and the shares subject to these options will be fully vested on the date of grant. The exercise price of these options will be 100% of the fair market value per share of common stock on the date of grant.

  On July 9, 1999, the board of directors and stockholders approved the 1999 Employee Stock Purchase Plan (the Purchase Plan). Under the Purchase Plan, eligible employees are allowed to have salary withholding of up to 15% of their base compensation to purchase shares of common stock at a price equal to 85% of the lower of the market value of common stock at the beginning or end of defined purchase periods. The initial purchase period commences upon the effective date for the initial public offering of the Company's common stock. The Company has initially reserved 500,000 shares of common stock under this plan, plus an annual increase to be added on the first day of the Company's fiscal year beginning July 1, 2000 equal to the lesser of (i) 666,666 shares,
(ii) 2% of the shares of common stock outstanding on the last day of the preceding fiscal year or (iii) an amount determined by the Company's board of directors.

  Concurrent with the reincorporation in the State of Delaware, the Company authorized 5,000,000 shares of preferred stock, no par value, of which none were issued or outstanding at June 30, 1999. The preferred stock may be issued from time to time in one or more series. The board of directors is authorized to determine or alter the rights, preferences, privileges and restrictions of such preferred stock.

  Effective July 27, 1999, the shareholders approved an increase in the number of authorized shares to 100,000,000 and a two-for-three reverse stock split of its common and preferred stock outstanding as of July 27, 1999. All share and per share information, in the accompanying financial statements, have been adjusted to retroactively give effect to the stock split for all periods presented.

  In an initial public offering closed on August 4, 1999, the Company issued 3,000,000 shares of common stock at $13.00 per share and raised proceeds of $36,270,000, net of underwriting discounts and commissions. In connection with the initial public offering, all outstanding shares of convertible preferred stock were converted into common stock on a share-for-share basis.

                               NetIQ CORPORATION
                     CONDENSED CONSOLIDATED BALANCE SHEETS
                               September 30, 1999
               (In thousands, except share and per share amounts)

                                                          June
                                                           30,    September 30,
                                                         1999(1)      1999
                                                         -------  -------------
ASSETS                                                             (Unaudited)
Current assets:
  Cash and cash equivalents............................. $ 9,634   $    52,281
  Accounts receivable, net of allowance for
   uncollectible accounts...............................   6,395         4,516
  Prepaid expenses......................................     764           817
                                                         -------   -----------
    Total current assets................................  16,793        57,614
Property and equipment, net.............................   1,465         1,509
Other assets............................................      96           285
                                                         -------   -----------
    Total assets........................................ $18,354   $    59,408
                                                         =======   ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Short-term debt....................................... $ 5,144   $       --
  Accounts payable......................................     326         1,470
  Accrued compensation and related benefits.............   1,100         1,245
  Other liabilities.....................................   1,839         1,510
  Deferred revenue......................................   3,941         4,605
                                                         -------   -----------
    Total current liabilities...........................  12,350         8,830
Long-term debt..........................................     205           --
                                                         -------   -----------
    Total liabilities...................................  12,555         8,830
                                                         -------   -----------
Stockholders' equity:
  Convertible preferred stock--$0.001: 5,000,000 shares
   authorized, zero outstanding at September 30, 1999;
   11,100,000 shares authorized, 7,399,977 outstanding
   at June 30, 1999 ....................................  10,955           --
  Common stock--$0.001, 100,000,000 shares authorized,
   15,386,238 shares outstanding at September 30, 1999;
   30,000,000 shares authorized, 4,115,494 outstanding
   at June 30, 1999.....................................   4,909        59,940
  Deferred stock-based compensation.....................  (2,122)       (1,864)
  Accumulated deficit...................................  (7,943)       (7,471)
  Accumulated other comprehensive loss..................     --            (27)
                                                         -------   -----------
    Total stockholders' equity..........................   5,799        50,578
                                                         -------   -----------
    Total liabilities and stockholders' equity.......... $18,354   $    59,408
                                                         =======   ===========

--------
(1)  Derived from audited consolidated financial statements.

           See notes to condensed consolidated financial statements.

                               NetIQ CORPORATION

              CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
                              COMPREHENSIVE INCOME
                 Three Months Ended September 30, 1998 and 1999
                    (In thousands, except per share amounts)
                                  (Unaudited)

                                                          Three Months Ended
                                                            September 30,
                                                          -------------------
                                                            1998      1999
                                                          --------- ---------
Software license revenue................................. $  3,640  $   6,221
Service revenue..........................................      450      1,365
                                                          --------  ---------
  Total revenue..........................................    4,090      7,586
                                                          --------  ---------
Cost of software license revenue.........................       87        156
Cost of service revenue..................................      176        419
                                                          --------  ---------
  Total cost of revenue..................................      263        575
                                                          --------  ---------
Gross profit.............................................    3,827      7,011
Operating expenses:
  Sales and marketing....................................    2,125      4,124
  Research and development...............................      884      1,709
  General and administrative.............................      523        754
  Stock-based compensation...............................      364        178
                                                          --------  ---------
  Total operating expenses...............................    3,896      6,765
                                                          --------  ---------
Income (loss) from operations............................      (69)       246
Interest income (expense):
  Interest income........................................       19        382
  Interest expense.......................................      --         (34)
                                                          --------  ---------
  Interest income, net...................................       19        348
                                                          --------  ---------
Income (loss) before income taxes........................      (50)       594
Income taxes.............................................      --         122
                                                          --------  ---------
Net income (loss)........................................      (50)       472
                                                          --------  ---------
Other comprehensive income (loss):
  Foreign currency translation adjustments...............      --         (27)
                                                          --------  ---------
Comprehensive income (loss).............................. $    (50) $     445
                                                          ========  =========
Basic net income (loss) per share........................ $  (0.02) $    0.04
Shares used to compute basic net income (loss) per
 share...................................................    3,070     11,696
Diluted net income (loss) per share...................... $  (0.02) $    0.03
Shares used to compute diluted net income (loss) per
 share...................................................    3,070     15,785

           See notes to condensed consolidated financial statements.

                               NetIQ CORPORATION

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                 Three Months Ended September 30, 1998 and 1999
                                 (In thousands)
                                  (Unaudited)

                                                            Three Months Ended
                                                              September 30,
                                                              1998      1999
                                                            --------- ---------
Cash flows from operating activities:
  Net income (loss).......................................  $    (50) $     472
  Adjustments to reconcile net income (loss) to net cash
   provided
   by operating activities:
    Depreciation..........................................        61        167
    Stock-based compensation..............................       364        178
    Gain on sale of property and equipment................         8        --
    Changes in:
      Accounts receivable.................................      (411)     1,891
      Prepaid expenses....................................       101        (75)
      Accounts payable....................................        64      1,134
      Accrued compensation and related benefits...........      (322)       165
      Other liabilities...................................       105         25
      Deferred revenue....................................       316        658
                                                            --------  ---------
      Net cash provided by operating activities...........       236      4,615
                                                            --------  ---------
Cash flows from investing activities:
  Purchases of property and equipment.....................      (430)      (182)
  Proceeds from sales of property and equipment...........        11        --
  Other...................................................       (21)      (193)
                                                            --------  ---------
      Net cash used in investing activities...............      (440)      (375)
                                                            --------  ---------
Cash flows from financing activities:
  Repayments on short-term debt...........................       --      (1,724)
  Repayments on long-term debt............................       --        (349)
  Proceeds from sale of common stock......................        31     40,515
                                                            --------  ---------
      Net cash provided by financing activities...........        31     38,442
                                                            --------  ---------
Effect of exchange rate changes...........................       --         (35)
                                                            --------  ---------
Net increase (decrease) in cash and cash equivalents......      (173)    42,647
Cash and cash equivalents, beginning of period............     3,358      9,634
                                                            --------  ---------
Cash and cash equivalents, end of period..................  $  3,185    $52,281
                                                            ========  =========
Noncash investing and financing activities:
  Conversion of preferred stock to common stock...........  $    --     $10,955
Supplemental disclosure of cash flow information-cash paid
 for:
  Interest................................................  $    --   $     125
  Income taxes............................................  $    --   $     101

           See notes to condensed consolidated financial statements.

                               NetIQ CORPORATION

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                 Three Months Ended September 30, 1999 and 1998
                                  (Unaudited)

1. Basis of Presentation

  Interim Financial Information--The accompanying unaudited condensed consolidated financial statements of NetIQ Corporation (the Company) have been prepared in accordance with generally accepted accounting principles for interim financial information and the rules and regulations of the Securities and Exchange Commission for interim financial statements. In the opinion of management, the condensed consolidated financial statements include all adjustments (consisting only of normal recurring accruals) that management considers necessary for a fair presentation of its financial position, operating results and cash flows for the interim periods presented. All significant intercompany accounts and transactions have been eliminated in consolidation. Operating results and cash flows for interim periods are not necessarily indicative of results for the entire year.

  These interim financial statements and notes should be read in conjunction with the audited consolidated financial statements and notes thereto included elsewhere in this prospectus.

2. Income Taxes

  Deferred tax assets and liabilities are recorded for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. A valuation allowance is recorded to reduce net deferred tax assets to amounts that are more likely than not to be recognized. The income tax provision for the period ended September 30, 1999 reflects the expected tax expense based on the projected effective tax rate for fiscal year 2000.

3. Foreign Currency Translation

  Prior to July 1, 1999, the functional currency of our foreign subsidiaries was the U.S. dollar. For those subsidiaries whose books and records were not maintained in the functional currency, all monetary assets and liabilities were remeasured at the current exchange rate at the end of each period reported, nonmonetary assets and liabilities were remeasured at historical exchange rates and revenues and expenses were remeasured at average exchange rates in effect during the period. Transaction gains and losses, which are included in general and administrative expenses in the accompanying condensed consolidated statements of operations, have not been significant.

  Effective July 1, 1999 the Company determined that the functional currencies of the foreign subsidiaries changed from the U.S. dollar to the local currencies. Accordingly, starting July 1, 1999, assets and liabilities of the foreign subsidiaries are translated to U.S. dollars at the exchange rates in effect as of the balance sheet date and results of operations for each subsidiary are translated using average rates in effect for the period presented. Translation adjustments are included in stockholders' equity as accumulated other comprehensive loss and as part of our comprehensive income or loss. The effect of the change in functional currencies did not have a material impact on our consolidated financial position, results of operations or cash flows.

4. Net Income (Loss) Per Share

  Basic income (loss) per share is computed by dividing net income by the number of weighted average common shares outstanding. Diluted net income per share reflects potential dilution from preferred shares and outstanding stock options using the treasury stock method.

                               NetIQ CORPORATION

                 Three Months Ended September 30, 1999 and 1998
                                  (Unaudited)

  The following is a reconciliation of weighted average shares used in computing net income (loss) per share, for the three-months ended September 30, 1999 and 1998 (in thousands):

                                                           Three months ended
                                                             September 30,
                                                           -------------------
                                                             1998      1999
                                                           --------- ---------
   Weighted average common shares outstanding............     3,363     11,721
   Weighted average common shares outstanding subject to
    repurchase...........................................      (293)       (25)
                                                           --------  ---------
   Shares used in computing basic net income (loss) per
    share................................................     3,070     11,696
                                                           ========  =========
   Weighted average common shares outstanding............               11,721
   Weighted average preferred shares outstanding.........                2,333
   Dilutive effect of options outstanding................                1,722
   Dilutive effect of warrants outstanding...............                    9
                                                                     ---------
   Shares used in computing diluted net income (loss) per
    share................................................               15,785
                                                                     =========

  The Company had a net loss for the three months ended September 30, 1998, therefore shares used in computing diluted net loss per share are equal to the quantity used for computing basic net loss per share.

5. Initial Public Offering

  In July 1999, the Company sold 3,000,000 shares of Common Stock in an underwritten public offering and in August 1999 sold an additional 450,000 shares through the exercise of the underwriters' over-allotment option for net proceeds of approximately $40.4 million. Simultaneously with the closing of the public offering, all 7,399,977 shares of the Company's preferred stock were converted to common stock on a share for share basis. Additionally, Compuware Corporation exercised its warrant in full and purchased 280,025 shares of Common Stock. Proceeds from the warrant and cash of $1.8 million were used to pay off the $5.0 million note plus accrued interest due to Compuware and cash of $349,000 was used to pay off the equipment note to a financial institution.

          [Descriptive text accompanying NetIQ logo]

NetIQ is a leading provider of applications management software that enables businesses to optimize the performance and availability of their Windows NT-based systems and critical business applications including Internet-based applications. The NetIQ AppManager Suite enables organizations to centrally manage the performance of their highly complex Windows NT environments, helps ensure availability through automated monitoring, correction and reporting features and helps lower the total cost of ownership.

                           [NetIQ LOGO APPEARS HERE]